    As filed with the Securities and Exchange Commission on February 12, 2004.
                                                            File No. 333-110548
                                                                      811-07329

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [ ]

         Pre-Effective Amendment No.    1                                    [X]
                                     -------
         Post-Effective Amendment No.
                                     -------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [ ]

         Amendment No.   34                                                  [X]
                       ------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                              SEPARATE ACCOUNT VL I
                           (Exact Name of Registrant)

                   Hartford Life and Annuity Insurance Company
                               (Name of Depositor)

                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               Marianne O'Doherty
                   Hartford Life and Annuity Insurance Company
                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                    PART A

HARTFORD QUANTUM LIFE
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
P.O. BOX 2999
HARTFORD, CT 06104-2999
TELEPHONE: (800) 231-5453                                     [HARTFORD LIFE LOGO]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


This Prospectus describes information you should know before you purchase Hartford Quantum Life variable universal life insurance policy (the "Policy). Please read it carefully.



The Policy is a contract between you and Hartford Life and Annuity Insurance Company ("Hartford") where you agree to make sufficient Premium Payments to us and we agree to pay a death benefit to your beneficiary or pay the other benefits described in this Prospectus.


This Policy is a flexible premium variable universal life insurance policy. It is:

x Flexible because you may increase, decrease or stop your Premium Payments at any time and because you have a variety of death benefit options, riders and other important guarantees to choose from.


x Variable because the value of your life insurance policy will fluctuate with the performance of the investment options you select including the Fixed Account and the Guaranteed Benefit Account.

--------------------------------------------------------------------------------


You may allocate your Premium Payments after we deduct any premium charges and premium taxes, which we call your Net Premium Payment, to two separate parts of your Policy. The first part is the Guaranteed Benefit Account. This account supports the Policy's Benefit Guarantee. This benefit provides certain death benefit guarantees and ensures that other riders selected by you will not lapse, if your Policy meets the requirements of the guarantee. Those requirements are described in detail in this Prospectus and your Policy.


In addition, you may allocate your Premium Payments to the Investment Account. This account is made up of the Fixed Account along with the Sub-Accounts listed below. The following Sub-Accounts are available for investment:


                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
AIM V.I. Mid Cap Core Equity Fund Sub-Account         Series I of the AIM V.I. Mid Cap Core Equity Fund of
                                                      the A I M Variable Insurance Funds
AIM V.I. Premier Equity Fund Sub-Account              Series I of the AIM V.I. Premier Equity Fund of the
                                                      A I M Variable Insurance Funds
American Funds Asset Allocation Fund Sub-Account      Class 2 of the Asset Allocation Fund of American
                                                      Funds Insurance Series
American Funds Blue Chip Income and Growth Fund Sub-  Class 2 of the Blue Chip Income and Growth Fund of
Account                                               American Funds Insurance Series
American Funds Bond Fund Sub-Account                  Class 2 of the Bond Fund of American Funds Insurance
                                                      Series
American Funds Global Growth Fund Sub-Account         Class 2 of the Global Growth Fund of American Funds
                                                      Insurance Series
American Funds Global Small Capitalization Fund       Class 2 of the Global Small Capitalization Fund of
Sub-Account                                           American Funds Insurance Series
American Funds Growth Fund Sub-Account                Class 2 of the Growth Fund of American Funds
                                                      Insurance Series
American Funds Growth-Income Fund Sub-Account         Class 2 of the Growth-Income Fund of American Funds
                                                      Insurance Series
American Funds International Fund Sub-Account         Class 2 of the International Fund of American Funds
                                                      Insurance Series
American Funds New World Fund Sub-Account             Class 2 of the New World Fund of American Funds
                                                      Insurance Series
Franklin Small Cap Value Securities Fund Sub-Account  Class 2 of the Franklin Small Cap Value Securities
                                                      Fund of the Franklin Templeton Variable Insurance
                                                      Products Trust

                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
Hartford Advisers HLS Fund Sub-Account                Class IA of Hartford Advisers HLS Fund of Hartford
                                                      Series Fund, Inc.
Hartford Bond HLS Fund Sub-Account                    Class IA of Hartford Bond HLS Fund of Hartford
                                                      Series Fund, Inc.
Hartford Capital Appreciation HLS Fund Sub-Account    Class IA of Hartford Capital Appreciation HLS Fund
                                                      of Hartford Series Fund, Inc.
Hartford Dividend and Growth HLS Fund Sub-Account     Class IA of Hartford Dividend and Growth HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Disciplined Equity HLS Fund Sub-Account      Class IA of Hartford Disciplined Equity HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Growth Opportunities HLS Fund Sub-Account    Class IA of Hartford Growth Opportunities HLS Fund
                                                      of Hartford Series Fund II, Inc.
Hartford Index HLS Fund Sub-Account                   Class IA of Hartford Index HLS Fund, Inc.
Hartford International Opportunities HLS Fund         Class IA of Hartford International Opportunities HLS
Sub-Account                                           Fund of Hartford Series Fund, Inc.
Hartford International Small Company HLS Fund         Class IA of Hartford International Small Company HLS
Sub-Account                                           Fund of Hartford Series Fund, Inc.
Hartford MidCap Value HLS Fund Sub-Account            Class IA of Hartford MidCap Value HLS Fund of
                                                      Hartford Series Fund II, Inc.
Hartford Money Market HLS Fund Sub-Account            Class IA of Hartford Money Market HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Mortgage Securities HLS Fund Sub-Account     Class IA of Hartford Mortgage Securities HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Small Company HLS Fund Sub-Account           Class IA of Hartford Small Company HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Stock HLS Fund Sub-Account                   Class IA shares of Hartford Stock HLS Fund of
                                                      Hartford HLS Series Fund, Inc.
Hartford Value Opportunities HLS Fund Sub-Account     Class IA shares of Hartford Value Opportunities HLS
                                                      Fund of Hartford Series Fund II, Inc.
MFS New Discovery Series Sub-Account                  Initial Class of the MFS-Registered Trademark- New
                                                      Discovery Series of the MFS-Registered Trademark-
                                                      Variable Insurance Trust-SM-
MFS Total Return Series Sub-Account                   Initial Class of the MFS-Registered Trademark- Total
                                                      Return Series of the MFS-Registered Trademark-
                                                      Variable Insurance Trust-SM-
Mutual Shares Securities Fund Sub-Account             Class 2 of the Mutual Shares Securities Fund of the
                                                      Franklin Templeton Variable Insurance Products Trust
Putnam VT Capital Opportunities Sub-Account           Class IB of Putnam VT Capital Opportunities Fund of
                                                      Putnam Variable Trust
Putnam VT Equity Income Sub-Account                   Class IB of Putnam VT Equity Income Fund of Putnam
                                                      Variable Trust
Putnam VT Global Equity Sub-Account                   Class IB of Putnam VT Global Equity Fund of Putnam
                                                      Variable Trust
Putnam VT Growth and Income Sub-Account               Class IB of Putnam VT Growth and Income Fund of
                                                      Putnam Variable Trust
Putnam VT High Yield Sub-Account                      Class IB of Putnam VT High Yield Fund of Putnam
                                                      Variable Trust
Putnam VT Income Sub-Account                          Class IB of Putnam VT Income Fund of Putnam Variable
                                                      Trust
Putnam VT International Equity Sub-Account            Class IB of Putnam VT International Equity Fund of
                                                      Putnam Variable Trust

                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
Putnam VT New Opportunities Sub-Account               Class IB of Putnam VT New Opportunities Fund of
                                                      Putnam Variable Trust
Putnam VT Voyager Sub-Account                         Class IB of Putnam VT Voyager Fund of Putnam
                                                      Variable Trust
Fidelity VIP Equity-Income Portfolio Sub-Account      Initial Class of Fidelity VIP Equity-Income
                                                      Portfolio



The Guaranteed Benefit Account, Investment Account, including the Fixed Account and Sub-Accounts, are individually and collectively referred to as "Investment Choices".


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Policy may not be available for sale in all states.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

This life insurance Policy IS NOT:

 -  a bank deposit or obligation;

 -  federally insured; or

 -  endorsed by any bank or governmental agency.

--------------------------------------------------------------------------------

PROSPECTUS DATED: FEBRUARY 13, 2004

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

SUMMARY OF BENEFITS AND RISKS

BENEFITS OF YOUR POLICY

THIS IS A BRIEF SUMMARY OF THE BENEFITS OF THE POLICY. EACH BENEFIT IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS.


DEATH BENEFIT -- Since this is a life insurance policy, the primary reason to purchase it is for the death benefit. While the Policy is in force and when the insured dies, we pay a death benefit to your beneficiary. We offer the following death benefits when you purchase your Policy.


 -  Option A (Level Option)


 -  Option B (Return of Account Value Option)


 -  Option C (Return of Premium Option) and


 -  Option E (Return of Investment Account Option)


BENEFIT GUARANTEE -- This is a guarantee from Hartford that ensures that your Death Benefit will never be less than your Policy's Guaranteed Death Benefit and any riders you elect to guarantee will never lapse, provided your Policy meets the guarantee requirements.

FLEXIBILITY -- This Policy is designed to be flexible to help meet your specific life insurance needs. You have the flexibility to choose death benefit options, guarantees, investment options, and the amount and timing of the Premium Payments you make.


INVESTMENT CHOICES -- You may elect to invest in nine total Investment Choices. You may choose from forty Sub-Accounts, the Fixed Account, and the Guaranteed Benefit Account.



GUARANTEED WITHDRAWAL BENEFIT -- This benefit is an option that can be elected for an additional charge. If elected, the benefit promises, as long as certain conditions are met, that you may take periodic withdrawals from your Policy that are guaranteed to equal the amount you invest in certain Investment Choices.


RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the Policy for cancellation after you receive it.

LOANS -- You may take a loan on the Policy using the Policy to secure the loan.


TAX BENEFITS -- In most cases, you are not taxed on earnings until you take earnings out of the Policy.


RIDERS AND OTHER BENEFITS -- You may select from a variety of riders and other benefits that are available at this time.

RISKS OF YOUR POLICY

THIS IS A BRIEF DISCUSSION OF THE RISKS OF YOUR POLICY. EACH RISK IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS. IN ADDITION, YOU MAY REQUEST A FREE PERSONALIZED ILLUSTRATION OF THIS POLICY WHICH WILL PROVIDE YOU WITH INFORMATION ABOUT HOW THE DEATH BENEFITS, CASH SURRENDER VALUES AND OTHER BENEFITS OF THIS POLICY MAY PERFORM IN CERTAIN SITUATIONS.


GUARANTEED BENEFIT ACCOUNT -- Transfers from the Guaranteed Benefit Account may affect the guarantees available in your Policy or may cause your Policy to lapse.



INVESTMENT PERFORMANCE -- The value of your Policy will fluctuate with the performance of the Sub-Accounts you choose. In your Investment Account, the Sub-Accounts may decline in value, or they may not perform to your expectations. Assets in the Sub-Accounts are not guaranteed. You bear the investment risk of any Account Value in the Sub-Accounts. A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.


UNSUITABLE FOR SHORT-TERM SAVINGS -- The Policy is designed for long term financial planning. You should not purchase the Policy if you will need the Premium Payment in a short time period.


RISK OF LAPSE -- Your Policy could terminate, or "lapse", if the value of the Policy becomes too low to support the Policy's monthly charges and the Benefit Guarantee is not available. If this occurs, we will notify you in writing. You will then have a 61-day grace period to pay additional amounts to prevent the Policy from terminating.



GUARANTEE WITHDRAWAL BENEFIT -- If you take more withdrawals than the benefit allows or you don't meet the other conditions of the benefit, you can lose or reduce your benefit and the guarantees that go with it.


WITHDRAWAL LIMITATIONS -- One partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000.


WITHDRAWAL RISKS -- Withdrawals will reduce your Policy's death benefit, may increase the risk of policy lapse, and are subject to a withdrawal charge.


TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account.

LOANS -- Taking a loan from your Policy may increase the risk that your Policy will lapse, will have a permanent effect on the Policy's Account Value, and will reduce the death proceeds.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the Policy, and you may be subject to a 10% penalty tax. There could be significant adverse tax consequences if the Policy should lapse or be surrendered when there are loans outstanding.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

This table describes the maximum fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your Policy.

TRANSACTION FEES


       CHARGE                WHEN DEDUCTED            AMOUNT DEDUCTED
Premium Charge (1)      When you make a Premium   Maximum Charge
                        Payment                   ---------------
                                                  8% of each premium
                                                  payment. In Oregon, the
                                                  maximum is 10% of each
                                                  premium payment.
Tax Charge              When you make a Premium   A percent of premium
                        Payment                   which varies by your
                                                  state and municipality
                                                  of residence. The range
                                                  of tax charge is
                                                  generally between 0%
                                                  and 4%.This rate will
                                                  change if your state or
                                                  municipality changes
                                                  its tax charges. It may
                                                  change if you change
                                                  your state or
                                                  municipality of
                                                  residence.
Surrender Charge (2)    If you surrender your     Minimum Charge
                        policy:                   ---------------
                        -  During the first 14    $10.00 per $1,000 of
                           Policy Years           initial Face Amount for
                        -  Within 14 years of     a 10 year-old female.
                           an increase in your    Maximum Charge
                           Face Amount; or        ---------------
                        -  Within 14 years of     $33.00 per $1,000 of
                           an increase in your    initial Face Amount for
                           Face Amount under      a 85 year-old male
                           the Cost of Living     smoker.
                           Adjustment Rider, if   Charge for
                           elected                representative insured
                                                  -----------------------
                                                  $25.00 per $1,000 of
                                                  initial Face Amount for
                                                  a 50 year-old male
                                                  non-smoker.
Transfer Charge         When you make a           $25 per transfer.*
                        transfer after the
                        first transfer in any
                        month.
Withdrawal Charge       When you take a           $10 per withdrawal.
                        withdrawal.
Accelerated Benefit     When you exercise the     Maximum Charge
Rider                   benefit.                  ---------------
                                                  $300
Policy Continuation     When you exercise the     7% of Account Value
Rider                   benefit.



*   Not currently being deducted


The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the fees and expenses of the underlying mutual funds you may select.

ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES


       CHARGE           WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
Cost of Insurance       Monthly.                  Minimum Charge
Charges (2)                                       ---------------
                                                  $0.70 per $1,000 of the
                                                  net amount at risk.
                                                  Maximum Charge
                                                  ---------------
                                                  $83.33 per $1,000 of
                                                  the net amount at risk.
                                                  Charge for
                                                  representative insured
                                                  -----------------------
                                                  $5.16 per $1,000 of the
                                                  net amount at risk for
                                                  a 50-year-old male
                                                  preferred non-smoker in
                                                  the first year.
Asset Charge            Monthly.                  1.00% per year of the
                                                  amounts invested in any
                                                  Sub-Accounts.
Monthly per $1,000      Monthly.                  Minimum Charge
Charge (2)                                        ---------------
                                                  $2.75 per $1,000 of
                                                  initial Face Amount for
                                                  a 10-year-old female.
                                                  Maximum Charge
                                                  ---------------
                                                  $30.00 per $1,000 of
                                                  initial Face Amount for
                                                  a 85-year-old male
                                                  smoker.
                                                  Charge for
                                                  representative insured
                                                  -----------------------
                                                  $7.00 per $1,000 of
                                                  initial Face Amount for
                                                  a 50-year-old male
                                                  non-smoker.
Monthly                 Monthly.                  $10
Administrative Charge
Loan Interest           Monthly, if you have      5.0% annually
Rate (3)                taken a loan on your
                        Policy.


(1) The maximum premium charge is 8% of each Premium Payment in Policy Years 1 through 20 and 6% of each Premium Payment in Policy Years 21 or more.

(2) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.

(3) During Policy Years 1 - 10 the Loan Interest Rate is 5.0% for all Policy Loans. During Policy Years 11 and later the maximum Loan Interest Rate is 3.25% for preferred loans and 4.25% for non preferred loans. Any Account Value in the Loan Account will be credited with interest at an annual rate of 3.0%.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES -- CONTINUED


    RIDER CHARGES       WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
Guaranteed Withdrawal   Monthly.                  Maximum Charge
Benefit Rider                                     ---------------
                                                  .75% of Account Value
                                                  invested in the
                                                  Eligible Investment
                                                  Choices.
                                                  Current Charges
                                                  ---------------
                                                  .50% of Account Value
                                                  invested in the
                                                  Eligible Investment
                                                  Choices.
Waiver of Specified     Monthly.                  Minimum Charge
Amount Disability                                 ---------------
Benefit Rider (1)                                 $0.04 per $1 of
                                                  specified amount for a
                                                  20-year-old male in the
                                                  first year.
                                                  Maximum Charge
                                                  ---------------
                                                  $0.20 per $1 of
                                                  specified amount for a
                                                  64-year-old female in
                                                  the first year.
                                                  Charge for a
                                                  representative insured
                                                  -----------------------
                                                  $0.09 per $1 of
                                                  specified amount for a
                                                  50-year-old male in the
                                                  first year.
Term Insurance          Monthly.                  Minimum Charge
Rider (1)                                         ---------------
                                                  $0.70 per $1,000 of the
                                                  net amount at risk for
                                                  a 10-year-old female
                                                  preferred non-smoker in
                                                  the first year.
                                                  Maximum Charge
                                                  ---------------
                                                  $179.44 per $1,000 of
                                                  the net amount at risk
                                                  for an 85-year-old male
                                                  smoker in the first
                                                  year.
                                                  Charge for
                                                  representative insured
                                                  -----------------------
                                                  $5.16 per $1,000 of the
                                                  net amount at risk for
                                                  a 50-year-old male
                                                  preferred non-smoker in
                                                  the first year.
Accidental Death        Monthly.                  Minimum Charge
Benefit Rider (1)                                 ---------------
                                                  $0.083 per $1,000 of
                                                  the net amount at risk
                                                  for a 10-year-old in
                                                  the first year.
                                                  Maximum Charge
                                                  ---------------
                                                  $0.18 per $1,000 of the
                                                  net amount at risk for
                                                  a 60-year-old in the
                                                  first year.
                                                  Charge for a
                                                  representative insured
                                                  -----------------------
                                                  $0.128 per $1,000 of
                                                  the net amount at risk
                                                  for a 50-year-old in
                                                  the first year.
Monthly Deduction       Monthly.                  Minimum Charge
Amount Waiver                                     ---------------
Rider (1)                                         6.9% of the monthly
                                                  deduction amount for a
                                                  20 - year-old male
                                                  preferred non-smoker in
                                                  the first year.
                                                  Maximum Charge
                                                  ---------------
                                                  33.3% of the monthly
                                                  deduction amount for a
                                                  55-year-old female in
                                                  the first year.
                                                  Charge for a
                                                  representative insured
                                                  -----------------------
                                                  12.6% of the monthly
                                                  deduction amount for a
                                                  50-year old male
                                                  preferred non-smoker in
                                                  the first year.
Child Rider             Monthly.                  The monthly fee is
                                                  $0.50 per $1,000 of
                                                  coverage.


(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.


The next table describes the fees and expenses that you will pay periodically if you are invested in any of the Sub-Accounts during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Funds. Actual fees and expenses for the underlying Funds vary daily. Because of this, the fees and expenses for any given day may be greater than or less than the Total Annual Fund Operating Expenses listed below, on an annualized basis. A more detailed description of each Fund's fees and expenses is contained in the prospectus for each Fund.


ANNUAL FUND OPERATING EXPENSES


This table shows the expenses that are deducted from Policy values allocated to the underlying Funds in the Investment Account:



                                                           MINIMUM      MAXIMUM
---------------------------------------------------------------------------------
Total Fund Operating Expenses                               0.44%        1.71%
---------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

ABOUT US

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                                     EFFECTIVE DATE
           RATING AGENCY               OF RATING     RATING            BASIS OF RATING
------------------------------------------------------------------------------------------------
 A.M. Best and Company, Inc.             3/10/03       A+    Financial strength
------------------------------------------------------------------------------------------------
 Standard & Poor's                      12/31/02      AA     Financial strength
------------------------------------------------------------------------------------------------
 Fitch                                  10/30/02      AA     Financial strength
------------------------------------------------------------------------------------------------

These ratings apply to Hartford's ability to meet its obligations under the Contract. The ratings do not apply to the Separate Account or the underlying Funds.

SEPARATE ACCOUNT VL I

The Sub-Accounts of the Investment Account are subdivisions of our separate account, called Separate Account VL I. The Separate Account exists to keep your life insurance Policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of Hartford's other assets. Hartford's other assets are utilized to pay our insurance obligations under the Policy. Your assets in the Separate Account are held exclusively for your benefit and may not be used for any other liability of Hartford.


THE FIXED ACCOUNT AND THE GUARANTEED BENEFIT ACCOUNT

--------------------------------------------------------------------------------


You may allocate some or all of your Net Premium Payments or transfer Account Values to the Fixed Account available in the Investment Account or the Guaranteed Benefit Account.



IMPORTANT INFORMATION YOU SHOULD KNOW -- This portion of the prospectus relating to the Fixed Account and the Guaranteed Benefit Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account and the Guaranteed Benefit Account are not registered as an investment company under the 1940 Act. The Fixed Account and the Guaranteed Benefit Account or any of their interests are not subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the staff of the Securities and Exchange Commission has not reviewed the disclosure regarding the Fixed Account or the Guaranteed Benefit Account. The following disclosure about the Fixed Account and the Guaranteed Benefit Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.



Net Premium Payments allocated and Policy Values transferred to the Fixed Account or the Guaranteed Benefit Account become a part of Hartford's General Account assets. We invest the assets of the General Account according to the laws governing the investments of insurance company General Accounts. These assets are subject to the creditors of Hartford.



We guarantee that we will credit interest at a rate of not less than 3% per year compounded annually, to amounts you allocate to the Fixed Account and Guaranteed Benefit Account. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Account and the Guaranteed Benefit Account interest rates currently in effect. There is no specific formula for determining interest rates. Some of the factors that we may consider in determining whether to credit excess interest are; general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, surrenders or transfers from the Fixed Account and Guaranteed Benefit Account on a "first-in first-out" basis.



IMPORTANT -- Any interest credited to amounts you allocate to the Fixed Account or the Guaranteed Benefit Account in excess of 3% per year will be determined at our sole discretion. You assume the risk that interest credited to the Fixed Account or the Guaranteed Benefit Account may not exceed the minimum guarantee of 3% for any given year.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


THE FUNDS



The Sub-Accounts purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These underlying Funds which we call the Funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.


We do not guarantee the investment results of any of the Funds. Since each Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying prospectuses for the Funds, and the Funds' Statements of Additional Information, which may be ordered from us. The Funds' prospectuses should be read in conjunction with this Prospectus before investing.

The Funds may not be available in all states.


The investment goals of each of the Funds are as follows:



AIM V.I. MID CAP CORE EQUITY FUND -- Seeks long-term growth of capital. Invests, normally, at least 80% of its assets in equity securities, including convertible securities of mid-capitalization companies.



AIM V.I. PREMIER EQUITY FUND -- Seeks long-term growth of capital with income as a secondary objective. Invests, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities.



AMERICAN FUNDS ASSET ALLOCATION FUND -- Seeks high total return, including income and capital gains, consistent with the preservation of capital over the long term through a diversified portfolio that can include common stocks and other equity-type securities, bonds and other intermediate and long-term debt securities, and money market instruments.



AMERICAN FUNDS BLUE CHIP INCOME AND GROWTH FUND -- Seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on the Standard & Poor's 500 Composite Index) and to provide an opportunity for growth of principal consistent with sound common stock investing. The Fund invests primarily in common stocks of larger, more established companies based in the U.S. with market capitalizations of $4 billion and above. The Fund may also invest up to 10% of its assets in common stocks of larger, non-U.S. companies, so long as they are listed or traded in the U.S. The Fund will invest, under normal market conditions, at least 90% of its assets in equity securities.



AMERICAN FUNDS BOND FUND -- Seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in fixed-income securities.



AMERICAN FUNDS GLOBAL GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers located around the world.



AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND -- Seeks long-term growth of capital by investing primarily in equity securities of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion.



AMERICAN FUNDS GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks which demonstrate the potential for appreciation.



AMERICAN FUNDS GROWTH-INCOME FUND -- Seeks growth of capital and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.



AMERICAN FUNDS INTERNATIONAL FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers domiciled outside of the United States.



AMERICAN FUNDS NEW WORLD FUND -- Seeks long-term growth of capital by investing primarily in stocks of companies with significant exposure to countries with developing economies and/or markets. The Fund may also invest in debt securities of issuers, including issuers of lower rated bonds with exposure to these countries.



FRANKLIN SMALL CAP VALUE SECURITIES FUND -- Seeks long-term total return. Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of small capitalization (small-cap) companies. For this Fund, small-cap companies are those companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) not exceeding $2.5 billion, at the time of purchase.



HARTFORD ADVISERS HLS FUND -- Seeks maximum long-term total return. Sub-advised by Wellington Management.



HARTFORD BOND HLS FUND -- Seeks a high level of current income, consistent with a competitive total return, as compared to bond funds with similar investment objectives and policies. Sub-advised by HIMCO.



HARTFORD CAPITAL APPRECIATION HLS FUND -- Seeks growth of capital. Sub-advised by Wellington Management.



HARTFORD DISCIPLINED EQUITY HLS FUND -- Seeks growth of capital and current income. Sub-advised by Wellington Management.



HARTFORD DIVIDEND AND GROWTH HLS FUND -- Seeks a high level of current income consistent with growth of capital. Sub-advised by Wellington Management.



HARTFORD GROWTH OPPORTUNITIES HLS FUND -- Seeks short-and long-term capital appreciation. Sub-advised by Wellington Management.



HARTFORD INDEX HLS FUND -- Seeks to provide investment results that approximate the price and yield performance of publicly traded common stocks in the aggregate. Sub-advised by HIMCO.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------


HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND -- Seeks growth of capital. Sub-advised by Wellington Management.



HARTFORD INTERNATIONAL SMALL COMPANY HLS FUND -- Seeks capital appreciation. Sub-advised by Wellington Management.



HARTFORD MIDCAP VALUE HLS FUND -- Seeks long-term capital appreciation. Sub-advised by Wellington Management.



HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by HIMCO.



HARTFORD MORTGAGE SECURITIES HLS FUND -- Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities. Sub-advised by HIMCO.



HARTFORD SMALL COMPANY HLS FUND -- Seeks growth of capital. Sub-advised by Wellington Management.



HARTFORD STOCK HLS FUND -- Seeks long-term growth of capital, with income as a secondary consideration. Sub-advised by Wellington Management.



HARTFORD VALUE OPPORTUNITIES HLS FUND -- Seeks short-and long-term capital appreciation. Sub-advised by Wellington Management.



MFS-REGISTERED TRADEMARK- NEW DISCOVERY SERIES -- Seeks capital appreciation.



MFS-REGISTERED TRADEMARK- TOTAL RETURN SERIES -- Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



MUTUAL SHARES SECURITIES FUND -- Seeks capital appreciation, with income as a secondary goal, by normally investing at least 65% of its total assets in U.S. equity securities that the manager believes are undervalued, including those of small capitalization companies, undervalued stocks, restructuring companies, and distressed companies.



PUTNAM VT CAPITAL OPPORTUNITIES FUND -- Seeks long-term growth of capital. The fund pursues its goal by investing mainly in common stocks of U.S. companies that Putnam Management believes have favorable investment potential.



PUTNAM VT EQUITY INCOME FUND -- Seeks current income. Capital growth is a secondary objective when consistent with seeking current income. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for current income and may also offer the potential for capital growth. Under normal circumstances, the fund invests at least 80% of its net assets in common stocks and other equity investments that offer potential for current income.



PUTNAM VT GLOBAL EQUITY FUND (formerly Putnam VT Global Growth Fund) -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of companies worldwide that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.



PUTNAM VT GROWTH AND INCOME FUND -- Seeks capital growth and current income. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.



PUTNAM VT HIGH YIELD FUND -- Seeks high current income. Capital growth is a secondary goal when consistent with achieving high current income. The fund pursues its goal by investing mainly in bonds that (a) are obligations of U.S. companies, (b) are below investment-grade in quality (junk bonds) and (c) have intermediate to long-term maturities (three years or longer). Under normal circumstances, the fund invests at least 80% of its net assets in securities rated below investment grade.



PUTNAM VT INCOME FUND -- Seeks high current income consistent with what Putnam Management believes to be prudent risk. The fund pursues its goal by investing mainly in bonds that (a) are obligations of companies and governments worldwide denominated in U.S. dollars, (b) are either investment-grade or below investment-grade (junk bonds) and (c) have intermediate to long-term maturities (three years or longer).



PUTNAM VT INTERNATIONAL EQUITY FUND (formerly Putnam VT International Growth
Fund) -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of companies outside the United States.



PUTNAM VT NEW OPPORTUNITIES FUND -- Seeks long-term capital appreciation. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential.



PUTNAM VT VOYAGER FUND -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks.



FIDELITY VIP EQUITY-INCOME PORTFOLIO -- Seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500-SM- Index.



INVESTMENT ADVISORS -- The AIM V.I. Mid Cap Core Equity Fund and AIM V.I. Premier Equity Fund are portfolios of A I M Variable Insurance Funds, which is a registered open-end management investment company. A I M Advisors, Inc. serves as the investment adviser for these Funds.



American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Global Small Capitalization Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund and American Funds New World Fund are all part of American Funds Insurance Series. American Funds Insurance

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10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Series is a fully managed, diversified, open-end investment company organized as a Massachusetts business trust in 1983. American Funds Insurance Series offers two classes of fund shares: Class 1 shares and Class 2 shares. This policy invests only in Class 2 shares of American Funds Insurance Series. The investment adviser for each of the funds of American Funds Insurance Series is Capital Research and Management Company located at 333 South Hope Street, Los Angeles, California 90071. Capital Research and Management Company is a wholly owned subsidiary of The Capital Group Companies, Inc.



Franklin Small Cap Value Securities Fund and Mutual Shares Securities Fund are all part of the Franklin Templeton Variable Insurance Products Trust. The Franklin Templeton Variable Insurance Products Trust is an open-end managed investment company which was organized as a Massachusetts business trust on April 26, 1988. Franklin Templeton Variable Insurance Products Trust currently offers Class 1 and Class 2 shares. Class 2 shares of each Fund are available in this policy. The investment manager of the Franklin Small Cap Value Securities Fund is Franklin Advisory Services, LLC (Advisory Services) located at One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024. The investment manager of Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC, located at 51 John F. Kennedy Parkway, Short Hills, New Jersey, 07078.



Hartford HLS Funds are sponsored and administered by Hartford. HL Investment Advisors, LLC ("HL Advisors") serves as the investment adviser to each of the Hartford HLS Funds. Wellington Management Company, LLP ("Wellington Management") and Hartford Investment Management Company ("HIMCO") serve as sub-investment advisors and provide day to day investment services.



Hartford Advisers HLS Fund, Hartford Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford International Small Company HLS Fund, Hartford MidCap Value HLS Fund, Hartford Money Market HLS Fund, Hartford Mortgage Securities HLS Fund, Hartford Small Company HLS Fund and Hartford Stock HLS Fund are series of Hartford Series Fund, Inc., a Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company.



Hartford Growth Opportunities HLS Fund and Hartford Value Opportunities HLS Fund are series of Hartford HLS Series Fund II, Inc., which was formerly known as Fortis Series Fund, Inc. Prior to May 1, 2002, these Funds were named, respectively, Growth Stock Series, Aggressive Growth Series, U.S. Government Securities Series, and Value Series.



The shares of each Hartford HLS Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this policy.



MFS-Registered Trademark- New Discovery Series and MFS-Registered Trademark-Total Return Series are series of the MFS-Registered Trademark- Variable Insurance Trust-SM-. The MFS Variable Insurance Trust-SM- is a professionally managed open-end management investment company. The MFS Variable Insurance Trust-SM- is registered as a Massachusetts business trust. MFS Investment Management-Registered Trademark- serves as the investment adviser to each of the Series of the MFS-Registered Trademark- Variable Insurance Trust-SM-. MFS Investment Management-Registered Trademark- is located at 500 Boylston Street, Boston, Massachusetts 02116.



The Putnam Sub-Accounts purchase shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). Putnam Investment Management, LLC. ("Putnam Management") serves as the investment manager for the Funds. Putnam Management is ultimately controlled by Marsh & McLennan
Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.



Fidelity Management & Research Company ("FMR") is the investment adviser for the Fidelity VIP Equity-Income Portfolio.


INFORMATION RELATING TO THE FUNDS

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the prospectuses for the Funds.

VOTING RIGHTS -- For Sub-Accounts in which you have invested, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Sub-Accounts. We will arrange for the handling and tallying of proxies received from you or other Policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

ADMINISTRATIVE AND DISTRIBUTION SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative and distribution services and the Funds pay fees to Hartford that are usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family and may include fees paid under a distribution and/or servicing plan adopted by a fund pursuant to Rule 12b-1 under the Investment Company Act of 1940.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
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SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.


We may make certain changes to the Sub-Accounts offered through this Policy. We may, in our sole discretion, establish new Sub-Accounts and may make these new Sub-Accounts available to existing Policy Owners. We may also close one or more Sub-Accounts to additional Net Premium Payments or transfers of Account Value.


CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------


We deduct charges for your Policy either from your Premium Payment each time you make a Premium Payment, on a monthly basis from your Account Value when you choose to Surrender the Policy or under certain circumstances when you make withdrawals from your Policy. All the charges deducted by Hartford are designed to cover the costs of offering the Policy's benefits and the costs of distributing, issuing and administering the Policy, including a reasonable profit for Hartford. If these charges do not cover our expenses, we make up the difference. If these charges are more than our actual expenses, we keep the difference.



Your Account Value decreases due to the deduction of Policy charges.


       CHARGE                DEDUCTED FROM                 DEDUCTED WHEN
Premium Charge          Premium Payments          When Premium Payments are made
Premium Tax             Premium Payments          When Premium Payments are made
Cost of Insurance       That portion of the       Monthly, as part of the Monthly
                        charge related to         Deduction Amount
                        guarantees is deducted
                        from the Guaranteed
                        Benefit Account and the
                        portion of the charge
                        related to non-
                        guarantees is deducted
                        from the Investment
                        Account
Monthly                 First from the            Monthly, as part of the Monthly
Administrative Charge   Guaranteed Benefit        Deduction Amount
                        Account then from the
                        Investment Account
Monthly Per $1,000      That portion of the       Monthly, as part of the Monthly
Charge                  charge related to         Deduction Amount
                        guarantees is deducted
                        from the Guaranteed
                        Benefit Account and the
                        portion of the charge
                        related to non-
                        guarantees is deducted
                        from the Investment
                        Account
Asset Charge            Investment Account        Monthly, as part of the Monthly
                                                  Deduction Amount
Rider Charges           That portion of the       Monthly, as part of the Monthly
                        charge related to         Deduction Amount
                        guarantees is deducted
                        from the Guaranteed
                        Benefit Account and the
                        portion of the charge
                        related to non-
                        guarantees is deducted
                        from the Investment
                        Account
Charges for the Funds   Investment Account        Daily, any amounts invested in
                                                  the Sub-Accounts
Surrender Charges       Pro Rata from the         When the Policy is Surrendered
                        Investment Account and
                        Guaranteed Benefit
                        Account
Withdrawal Charge       The amount withdrawn      When Withdrawals are taken
Transfer Charge*        Pro Rata from Account     After the first transfer each
                        Value                     month


*   Currently not being deducted by Hartford.

DEDUCTIONS FROM PREMIUM


Before your Premium Payment is allocated to the Sub-Accounts, Fixed Account, or the Guaranteed Benefit Account, we deduct a percentage for a premium charge and tax charges.



The maximum premium charge is 8% of Premium Payments in Policy Years 1 through 20 and 6% thereafter. The current premium charge is 8% of Premium Payments in the first Policy Year and 4% thereafter. In Oregon, the maximum and current premium charge in the first Policy Year is 10% of Premium Payments and 6% thereafter. The Premium Charge is used to cover expenses related to the sale and distribution of the policies.



The tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of these charges generally is between 0% and 4% of Premium Payments.


DEDUCTIONS FROM ACCOUNT VALUE

At the beginning of each month we will deduct an amount from your Account Value to pay for administration and the benefits provided by your Policy. This amount is called the Monthly Deduction Amount. The day we deduct these charges is called the Monthly Deduction Date. The Monthly Deduction Amount is made up of the following charges:


1.  COST OF INSURANCE.



The charge for the cost of insurance is a formula based on a number of factors such as your age, gender, and risk class. We multiply your charge for cost of insurance by the "amount at risk". The amount at risk is calculated on the Monthly Deduction Date and is equal to your Death Benefit minus your Account Value. The "amount at risk" may be affected by the amount and

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

timing of Premium Payments, investment performance of the Sub-Account, fees and charges assessed, Policy Loans and changes to the Face Amount. We determine the amount at risk before we deduct the Monthly Deduction Amount. Finally, we divide that sum by 1,000.


Cost of insurance rates will be determined on every Policy Anniversary and will be based on our future expectations of factors such as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your Policy, however, we reserve the right to use rates less than those shown in the table. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The cost of insurance will be based on the Insured's substandard rating.

Any changes in the cost of insurance rates will be made uniformly for all Insureds of the same issue ages, sexes, risk classes and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because your Account Value and Death Benefit may vary from month to month, the cost of insurance may also vary on each Monthly Activity Date.

2.  THE MONTHLY ADMINISTRATIVE CHARGE.


We deduct a Monthly Administrative Charge from your Account Value to help offset the costs of issuing and administering the Policy. The current Monthly Administrative Charge is $10.00 for Policies with Face Amounts of less than $100,000. The current Monthly Administrative Charge for Policies with Face Amounts equal to or more than $100,000 is $7.50.


3.  THE MONTHLY PER $1,000.


This charge is assessed based on your initial Face Amount and certain subsequent increases in your Face Amount. The charge is deducted for 3 years after you purchase your Policy. If you have an unscheduled increase in Face Amount, then we deduct the charge for 3 years after the increase. The charge is also deducted for 3 years if your Face Amount increases as a result of having the Cost of Living Adjustment Rider.


The Monthly Per $1,000 Charge is individualized based on the Insured's initial Face Amount, issue age or age at time of an increase in Face Amount, sex and insurance class.

4.  ASSET CHARGE


This charge is based on amounts in the Sub-Accounts. If you have not allocated any net Premium Payments or transferred any Account Value to the Sub-Accounts, you have no Asset Charge. The charge is described as an annual charge, but is deducted monthly. The Asset Charge inlcuded in your Monthly Deduction Amount is made up of 1/12 of the Asset Charge. The Asset Charge is 1.00% of the Account Value in the Sub-Accounts for the first 15 Policy Years. Currently, during Policy Years 16 and beyond, the charge is 0.25%.


This charge is designed to compensate us for mortality and expense risks assumed under the Policy. The mortality risk that Hartford assumes is that the cost of insurance charges and other charges may be insufficient to meet actual claims. In that case, Hartford would make up the difference. The expense risk that Hartford assumes is that the expenses incurred in issuing, distributing and administering the policies may be less than the administrative charges and sales loads collected by Hartford. Again, if that is the case, Hartford would make up any differences. If these expenses turn out to be less than the amounts collected, Hartford keeps the difference.

5.  RIDER CHARGES

If your Policy includes benefits that are added to the Policy through the use of one or more Policy riders, a charge for those riders is deducted from your Account Value as part of the Monthly Deduction Amount. These riders are described later in this Prospectus and the charges to be deducted are set forth in the Fee Table.

CALCULATING THE MONTHLY DEDUCTION AMOUNT:


To determine the Monthly Deduction Amount we separately calculate the charges associated with the guaranteed benefits and the non-guaranteed benefits of your Policy.



To calculate the charges associated with the guaranteed benefits we take:



- The Monthly Administrative Charge, plus



- The portion of the Cost of Insurance Charge attributable to the Guaranteed Death Benefit Amount, plus



- The portion of the Per $1,000 Charge attributable to the Guaranteed Death Benefit Amount, plus



- The charges for any riders that are guaranteed by the Benefit Guarantee, plus



- The portion of the charges for any Waiver of Monthly Deduction attributable to the guaranteed benefits.



The charges associated with the guaranteed benefits are first taken from the Guaranteed Benefit Account. If the Account Value in the Guaranteed Benefit Account is insufficient to cover the charges and the Benefit Guarantee is not available then we will deduct the remaining amount due pro-rata from the Investment Account.



If the Account Value in the Guaranteed Benefit Account is insufficient to cover the charges and the Benefit Guarantee is available then we will waive the remaining amount due for the charges associated with the guaranteed benefits.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
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To calculate the charges associated with the non-guaranteed benefits we take:



- The portion of the Cost of Insurance Charge attributable to the non-guaranteed benefits, plus



- The Asset Charge, plus



- The portion of the Per $1,000 Charge attributable to the non-guaranteed benefits, plus



- The charges for any riders that are not guaranteed by the Benefit Guarantee, plus



- The portion of the charges for any Waiver of Monthly Deduction attributable to non-guaranteed benefits.



The charges associated with the non-guaranteed benefits are first taken from the Investment Account. If the Account Value in the Investment Account is insufficient to cover the charges then we will deduct the remaining amount due from the Guaranteed Benefit Account.


DEDUCTIONS UPON SURRENDER

Surrender charges will be deducted from your Account Value if you surrender your Policy during the first 14 Policy Years, within 14 Policy Years of an unscheduled increase in your Face Amount or within 14 Policy Years of an increase in your Face Amount under the Cost of Living Adjustment Rider, if you elected the rider.

The amount of surrender charge is individualized based on the Insured's age, sex, and insurance class on the date of issue. The surrender charges by Policy year are shown in your Policy.


WITHDRAWAL CHARGE -- The maximum and current Withdrawal Charge is $10.00.


CHARGES FOR THE FUNDS

In addition to the charges deducted for insurance, benefits and riders, there is a deduction for the Funds. The Fund's charges are an annual charge that is deducted from your Account Value on a daily basis. The Fund charges include the management fee for the investment management of the Fund, any distribution charge and the expenses related to the Fund. These charges added together equal the Fund's Total Operating Expenses. They are listed in the Fee Table, but for a more detailed discussion, please read the prospectus for each Fund for complete details.

REDUCED CHARGES FOR ELIGIBLE GROUPS

Certain charges and deductions described above may be reduced for policies issued in connection with a specific group or retirement plan. To qualify for a reduction, the plan must satisfy certain criteria in accordance with our rules in effect as of the date the application for the Policy is approved. Factors that we consider include, but are not limited to, the size of the plan, the expected number of participants and anticipated Net Premium Payments from the plan. The amount of reduction and the criteria for qualification may be reflected in a reduced sales effort and administrative costs resulting from sales to plans that meet our criteria. In addition, there may be different mortality experience expected as a result of these types of plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including policy owners already invested in the Separate Account.

GENERAL DESCRIPTION OF THE POLICY
--------------------------------------------------------------------------------

POLICY RIGHTS

As the Policy Owner, as long as your Policy is in force, you may exercise all rights under the Policy while the insured is alive and you have not named an irrevocable beneficiary.

You name the beneficiary in your application for the Policy. You may change the beneficiary (unless you make the beneficiary irrevocable) while the insured is alive by notifying us in writing. If no beneficiary is living when the insured dies, the death benefit will be paid to you, if living; otherwise, it will be paid to your estate.

You may assign your Policy. You must notify us in writing, otherwise, no assignment will be effective against us. We are not responsible for the validity of any assignment.

We will send you a statement at least once each year, showing the current Account Value, Cash Surrender Value and Face Amount, the premiums paid, Monthly Deduction Amounts and any Policy loans since your last statement, the amount of any Policy loans; any notifications required by the provisions of your Policy; and any other information required by the Insurance Department of the state where your Policy was delivered.

You have a limited right to cancel your Policy. You may deliver or mail the Policy to us or to the agent from whom it was purchased any time during your "free look" period. Your "free look" period begins on the day you get your Policy and ends ten days later. Some states give you a longer period to cancel. In such event, the Policy will be rescinded and we will pay an amount equal to the greater of:

- The total Premium Payments minus any Policy loan amount not yet repaid, or

- The Account Value minus any Policy loan amount outstanding on the date the Policy is received by us or the agent from whom it was purchased and, minus any deductions under the Policy or charges associated with the Separate Account.

If your Policy is replacing another Policy, your "free look" period and the amount paid to you upon the return of your Policy if you cancel the Policy may vary according to the laws of the state where you purchased the Policy.

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

POLICY LIMITATIONS

TRANSFERS BETWEEN ACCOUNTS

You may allocate Net Premium Payments or transfer Account Values among all the Investment Choices currently offered. However, at any one time, you may only allocate to or transfer among up to a total of nine Investment Choices, subject to the limitations described below.


Transfers out of the Guaranteed Benefit Account may effect the Benefit Guarantee, please make sure you understand how these transfers may cause your Benefit Guarantee to be recalculated or terminated before you request a transfer.



Transfers out of the Investment Account and/or the Guaranteed Benefit Account may cause problems with the Monthly Deduction Amount charges to be taken from each account, please make sure you understand how these transfers effect the Monthly Deduction Amount before you request a transfer.


SUB-ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS

TRANSFERS OF ACCOUNT VALUE IN THE SUB-ACCOUNTS -- If you allocate Net Premium Payments or transfer Account Value to the Investment Account, you may transfer amounts among the Fixed Account and the Sub-Accounts. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by your agent of record or by your attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states.

We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

You may transfer Account Value once a month without a charge. Although we do not currently do so, we may charge up to $25 for each transfer in excess of one per calendar month. We reserve the right to limit the size of transfers, remaining balances and to limit the number and frequency of transfers.

LIMITATIONS ON TRANSFER OF ACCOUNT VALUES IN THE SUB-ACCOUNTS -- This Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in international arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in Fund pricing should not purchase this Policy. These abusive or disruptive transfers can have an adverse impact on management of a Fund, increase Fund expenses and affect Fund performance.

Hartford has a Policy for transfers between Sub-Accounts, which is designed to protect Policy Owners from abusive or disruptive trading activity:

You may submit 20 Sub-Account transfers each Policy year for each Policy by U.S. Mail, telephone, or facsimile.

Once these 20 Sub-Account transfers have been executed, you may submit any additional Sub-Account transfers only in writing by U.S. Mail or overnight delivery service. Transfer requests sent by same day mail or courier service will not be accepted. If you want to cancel a written Sub-Account transfer, you must also cancel it in writing by U.S. Mail or overnight delivery service. We will process the cancellation request as of the day we receive it.

We will apply the procedure to your Policy during each Policy year.


The underlying Funds are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have different transfer restrictions or no transfer restrictions at all. In addition, as a result of settlement of litigation against Hartford, with respect to certain owners of older variable annuity contracts, we currently only have the ability to restrict transfers into certain Funds and to limit the total annuity contract value invested in any one Fund. The effect on you may include higher transaction costs or lower performance.



ABUSIVE TRANSFERS -- Regardless of the number of transfers you have made, we will monitor Sub-Account transfers and we may terminate your transfer privileges until the next anniversary of your Policy Date (Policy Anniversary) if we determine that you are engaging in a pattern of transfers that is disadvantageous or potentially harmful to other Policy Owners. We will consider the following factors:


- the dollar amount of the transfer;

- the total assets of the Funds involved in the transfer;

- the number of transfers completed in the current calendar quarter; or

- whether the transfer is part of a pattern of transfers designed to take advantage of short-term market fluctuations or market inefficiencies.


After your 20th transfer, or after any time we determine that you are engaging in a pattern of abusive transfers, we will send you a letter notifying you that your transfer privileges have been restricted or terminated, as applicable, until the next Policy Anniversary.


None of these restrictions are applicable to Sub-Account transfers made under a Dollar Cost Averaging Program or other systematic transfer program.

We will continue to monitor transfer activity and Hartford may modify these restrictions at any time.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
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FIXED ACCOUNT AND GUARANTEED BENEFIT ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS


If you have allocated Account Value to the Investment Account, you may transfer into or out of the Fixed Account, subject to the restrictions described below.


TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program, any transfers from the Fixed Account or Guaranteed Benefit Account must occur during the 30-day period following each Policy Anniversary and the maximum amount transferred in any Policy Year will be the greater of $1,000 or 25% of the accumulated value in the Fixed Account or Guaranteed Benefit Account on the date of the transfer.



TRANSFERS BETWEEN THE GUARANTEED BENEFIT ACCOUNT AND THE INVESTMENT
ACCOUNT -- You may transfer Account Values between the Guaranteed Benefit Account and the Investment Account. These transfers are subject to the restrictions relating to transfers from the Fixed Account and those relating to Sub-Account transfers. In addition, transfers from the Guaranteed Benefit Account may affect your Benefit Guarantee.


OTHER LIMITATIONS

DEFERRAL OF PAYMENTS -- We may defer payment of any Cash Surrender Values, withdrawals and loan amounts that do not come from any of the Sub-Accounts for up to six months from the date of the request. If we defer payment for more than 30 days, we will pay you interest.

MODIFICATION OF POLICY -- The only way the Policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/ or the Separate Account may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

HOW THE POLICY WORKS
--------------------------------------------------------------------------------

Before we talk about how your policy works, you should read through the definition section to understand some of the key words and how they are defined in this Prospectus.


ACCOUNT VALUE -- The total of all assets in the Investment Account, Guaranteed Benefit Account and the Loan Account.



ELIGIBLE INVESTMENT CHOICES -- The Investment Choices used to calculate the Benefit Balance under the Guaranteed Withdrawal Benefit. Currently, all Sub-Accounts and the Fixed Account are considered Eligible Investment Choices.


FACE AMOUNT -- An amount we use to determine the death benefit. On the effective date of the Policy, the Face Amount is the initial Face Amount shown in your Policy. The Face Amount may be increased or decreased under the terms of the Policy.

LOAN ACCOUNT -- The account used to collateralize Indebtedness.

INDEBTEDNESS -- The sum of the Policy loans taken plus an interest due or accrued minus any loan repayments.


MONTHLY ACTIVITY DATE -- The Monthly Activity Date is the day we compute the Monthly Deduction Amount. This occurs on your Policy Anniversary and the same date in each succeeding month as the Policy Anniversary. However, if the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.



NET PREMIUM PAYMENT -- Your Premium Payment minus any premium tax and premium charge.


VALUATION DAY -- Any day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of the close of business of the New York Stock Exchange, generally 4:00 p.m. eastern time.

VALUATION PERIOD -- The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

PURCHASING A POLICY

To purchase a Policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the life of an individual called the "Insured". The Insured must be age 85 and under and must supply evidence of insurability acceptable to us. Acceptance of the application is subject to our underwriting rules. We reserve the right to reject an application for any reason. The minimum initial Premium Payment is the amount required to keep the Policy in force for one month, but not less than $50.

Your Policy will be effective on the date we receive all outstanding delivery requirements and the initial Premium Payment. That date is the Policy Date. The Policy Date is the date used to determine all future cyclical transactions for the Policy, such as Monthly Activity Date and Policy Years.

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

You have the flexibility to determine when and in what amounts you make Premium Payments. Prior to Policy issue, you can choose a planned Premium Payment within a range we determine, based on the Face Amount and the Insured's sex (except where unisex rates apply), issue age and risk classification.

We will send you premium notices for planned Premium Payments. These notices may be sent on an annual, semi-annual or quarterly basis. You may also have Premium Payments automatically deducted monthly from your checking account. The planned Premium Payment and Premium Payment mode you select are shown on your Policy's specifications page. You may change the planned Premium Payment at any time, subject to our minimum payment rules then in effect.

After the first Premium Payment has been made, your subsequent Premium Payments are flexible. The actual amount and frequency of your Premium Payments will affect the Account Value and could affect the amount and duration of insurance provided by the Policy. Your Policy may lapse if the value of your Policy is not sufficient to cover the Monthly Deduction Amounts. If that happens, you may be required to make additional Premium Payments in order to prevent the Policy from terminating. For details see, "Lapse and Reinstatement."


You may make additional Premium Payments at any time prior to the Policy Anniversary following the Insured's 100th Birthday, subject to the following limitations:


- The minimum premium that we will accept is $50 or the amount required to keep the Policy in force.

- We reserve the right to refund any excess premiums that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code.

- We reserve the right to require evidence of insurability for any Premium Payment that results in an increase in the death benefit greater than the amount of the Premium Payment.


INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first Policy Year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect. We reserve the right to limit the number of increases or decreases made under a Policy to no more than one in any 12 month period.


All requests to increase the Face Amount must be applied for on a new application form and accompanied by your current Policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new Policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional Surrender Charges, all of which are based on the attained age of the Insured at the time of the increase. We will send you new Policy specification pages describing these charges. A decrease in the Face Amount will be effective on the Monthly Activity Date following the date we receive your request in writing. The remaining Face Amount must not be less than that specified in our minimum rules then in effect.

ALLOCATION OF PREMIUM PAYMENTS

When you make a Premium Payment, we deduct any tax charges or premium charges. Then we allocate that amount or the "Net Premium Payment" to the Accounts according to your instructions. Your initial Net Premium Payment or any subsequent Net Premium Payments allocated to any of the Sub-Accounts of the Investment Account before the end of the Right to Examine Period, will instead be invested in the Hartford Money Market HLS Fund Sub-Account until the end of that period. At the end of the Right to Examine Period or the date we receive the final requirement to put the Policy in force, whichever is later, we will allocate the Account Value in the Hartford Money Market HLS Fund Sub-Account to the other Investment Choices according to your latest instructions.

You may change your Net Premium Payment allocation by notifying us in writing.

Each time you make a Premium Payment, the transaction confirmation sent to you will show how a Net Premium Payment has been allocated. Additionally, each quarterly statement summarizes the current Net Premium Payment allocation in effect for your Policy.

ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- When Net Premium Payments are credited to the Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Net Premium Payments by the Accumulation Unit Value for that day. The more Premium Payments you make to your Policy, the more Accumulation Units you will have. You decrease the number of Accumulation Units by transferring money out of the Sub-Accounts or settling a death benefit claim.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day. The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- The net asset value per share of the Fund held in the Sub-Account at the end of the current Valuation Period, including the per share amount of any dividend or capital gain distributions paid by that Fund during that Valuation Period, divided by

- The net asset value per share of the corresponding Fund at the end of the prior Valuation Period.

All valuations in connection with a Policy, such as determining Account Value, Policy Loans, or the calculation of death benefits will be made on the date the request or payment is received by us at the National Service Center, if it is received on a Valuation Day; otherwise they will be done on the next Valuation Day.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
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ACCOUNT VALUE



Your Account Value is the sum of all your assets allocated to the Sub-Accounts, the Fixed Account, the Benefit Guarantee Account and the Loan Account. Your Account Value changes on a daily basis and will be computed on each Valuation Day. Account Value varies to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account, the Benefit Guarantee Account and the Loan Account, any Monthly Deduction Amount and any withdrawals taken and any Premium Payments made. Amounts allocated to the Sub-Accounts are credited to your Policy on the basis of the Sub-Account value next determined after our receipt of your Net Premium Payment, transfer request, or loan repayment. We will not value Sub-Account assets on days on which the New York Stock Exchange is closed for trading.


THE BENEFIT GUARANTEE

Before we talk about how your Benefit Guarantee works, you should read through the definition section to understand some of the key words and how they are defined in this Prospectus.


GUARANTEED BENEFIT ACCOUNT: Part of Hartford's General Account. You may allocate some or all of your Net Premium Payments to this account. The charges relating to your guarantees in this Policy are deducted from this account. Net Premium Payments that are designated to preserve the Benefit Guarantee are allocated to this account.



BENEFIT GUARANTEE PERIOD: The period you choose for the Benefit Guarantee.



BENEFIT GUARANTEE PREMIUM: The Premium Payments required to keep your Benefit Guarantee in place. However, you are not required to pay the Benefit Guarantee Premium.


CUMULATIVE BENEFIT GUARANTEE PREMIUM: An amount used to determine whether the Benefit Guarantee is available and is your Benefit Guarantee Premium plus any additional 1st Year Benefit Guarantee Premium.


GUARANTEED DEATH BENEFIT AMOUNT: The Guaranteed Death Benefit Amount is a guarantee that regardless of which death benefit option the policy owner selects the death benefit amount will never be less than the Guaranteed Death Benefit Amount selected by the policy owner. This is found on the specifications page of your Policy.


This Policy offers a Benefit Guarantee, provided you meet the requirements described below. The Benefit Guarantee ensures:

- That the death benefit will at least be equal to the Guaranteed Death Benefit Amount;


- That the Policy's Account Value in the Guaranteed Benefit Account will never be less than zero; and



- That any Riders you select with guaranteed benefits will not lapse.


When you apply for your Policy, you can elect the Benefit Guarantee. You do that by working with your broker or financial consultant to determine your death benefit or other guarantees you would like to receive through this Policy. You then give us information, subject to our minimum rules, including:

- What you would like your Guaranteed Death Benefit Amount to be;

- Which Riders, if any, you would like protected by the Benefit Guarantee;


- How long you would like your Benefit Guarantee Period to be;


- Over what period you would like to fund the Benefit Guarantee; and

- If there are any one-time first year premiums that you are allocating to the Guaranteed Benefit Account.


We then calculate the monthly Benefit Guarantee Premium. This amount is shown on your Policy.



To keep your Benefit Guarantee in place, you have a number of different choices. Since you choose where to invest your Net Premium Payments, you ensure your Benefit Guarantee remains in place by not transferring Account Value in the Guaranteed Benefit Account to the Investment Account or by not taking Policy Loans or withdrawals from the Guaranteed Benefit Account. This Policy is designed to be flexible, so if you want to transfer Account Value to the Investment Account or take a Policy Loan or withdrawal, you may do so. However, to maintain the Benefit Guarantee, your Policy must meet the following requirements. The Benefit Guarantee is available if the Net Credits to the Guaranteed Benefit Account exceed the Cumulative Benefit Guarantee Premium.


Net Credits to the Guaranteed Benefit Account equals:

- Premium Payments allocated to the Guaranteed Benefit Account; plus

- Any transfers to the Guaranteed Benefit Account from the Investment Account and from the Loan Account as a result of Loan repayments; minus


- Any withdrawals from the Guaranteed Benefit Account, transfers from the Guaranteed Benefit Account to the Investment Account or to Loan Account as a result of Policy Loans;



- Adjusted for the Monthly Deduction Amount.



All the amounts used to calculate the Net Credits to the Guaranteed Benefit Account are transactions that take place in the current Benefit Guarantee Period.



On the Policy Anniversary, the Cumulative Benefit Guarantee Premium is equal to:


- the monthly Benefit Guarantee Premium shown on your Policy's specifications page; plus

- any Additional 1st Year Benefit Guarantee Premium also shown on your Policy's specifications page.
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18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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At the beginning of a new Benefit Guarantee Period, the Cumulative Benefit
Guarantee Premium is the monthly Benefit Guarantee Premium calculated for the new Benefit Guarantee Period.


On every other Monthly Activity Date, the Cumulative Benefit Guarantee Premium is:

- the previous Cumulative Benefit Guarantee Premium; plus

- the then current monthly Benefit Guarantee Premium.

We will keep you informed about your Benefit Guarantee. At the end of each Policy Year, during a Benefit Guarantee Period, we will send you a statement with the following information:

- the Net Credits to the Guaranteed Benefit Account;

- the Cumulative Benefit Guarantee Premium,

- whether or not Your Benefit Guarantee is still available.


If, at the end of two consecutive Policy Years, the Net Credits to the Guaranteed Benefit Account is less than the Cumulative Benefit Guarantee Premium, your existing Benefit Guarantee Period will be automatically recalculated. That recalculated period will be based on your then current Guaranteed Death Benefit Amount, Riders protected by the Benefit Guarantee, and Monthly Benefit Guarantee Premium. We will send you a notice of the revised period.



If Your Benefit Guarantee Period is recalculated to be less than one month, the Benefit Guarantee will be terminated.


At any time, you may request to change elements of your Benefit Guarantee, subject to our minimum rules, then in effect, including:

- What you would like your Guaranteed Death Benefit Amount to be;

- The Riders you would like protected by the Benefit Guarantee;

- How long you would like your Benefit Guarantee Period to be; and

- The period you would like to fund the Benefit Guarantee.

When you ask to make any changes to one or more elements, we will establish a new Benefit Guarantee Period and recalculate the Benefit Guarantee Premium. The change will be effective on the Monthly Activity Date following the date we receive your request. We will send you a summary of the new Benefit Guarantee.

DEATH BENEFITS
--------------------------------------------------------------------------------


Your Policy provides for the payment of the death benefit proceeds to the beneficiary that you name upon receipt of due proof of the death of the Insured. You must notify us in writing as soon as possible after the death of the Insured. The death benefit proceeds payable to the beneficiary equal the death benefit minus any Indebtedness and any due and unpaid Monthly Deduction Amount. The death benefit proceeds depend on the death benefit option you select. You should consult with your broker prior to electing a death benefit option. You may only change your death benefit option on a limited basis and subject to the restrictions described below. Fluctuations in your Account Value may have an effect on your death benefit. If your Policy lapses, no death benefit will be paid.



DEATH BENEFIT OPTIONS -- At the time you purchase your Policy, you may choose between four death benefit options available. Options A, B, C and E. Options D and F are not available when you purchase your Policy. You may only change to Options D or F after the first Policy Anniversary. Any election to change to Option D or F is irrevocable and you may not change to another Option. No evidence of insurability is required for any of these changes.


OPTION A (LEVEL OPTION) -- Under this option, the death benefit is the current Face Amount.

OPTION B (RETURN OF ACCOUNT VALUE OPTION) -- Under this option, the death benefit is the current Face Amount plus the Account Value on the date we receive due proof of the insured's death.


OPTION C (RETURN OF PREMIUM OPTION) -- Under this option, the death benefit is the current Face Amount, plus the total Premium Payments. This death benefit of your option is subject to an overall maximum, which is currently the Face Amount plus $5 million.



OPTION D (DECREASING OPTION I) -- Under this option, the death benefit is the current Face Amount, plus the lesser of:


- the Account Value on the date we receive due proof of the Insured's death; or

- the Account Value on the date of the change to the death benefit option from Option B (Return of Account Value) to Option D (Decreasing Option) is accepted by us, reduced by any withdrawals.


OPTION E (RETURN OF INVESTMENT ACCOUNT OPTION) -- Under this option, the death benefit equals the Face Amount plus the sum of the following:



- The Account Value in the Investment Account; plus



- The Loan Account Value; adjusted for



- Any transfers to or from the Loan Account to the Guaranteed Benefit Account;
  and



- Any transfers to or from the Guaranteed Benefit Account to the Loan Account.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
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OPTION F (DECREASING OPTION II) -- Under this death benefit option, the death benefit equals the Face Amount plus the lesser of the following:



- The Account Value in the Investment Account plus the Loan Account adjusted for any transfers to or from the Loan Account to the Guaranteed Benefit Account and any transfers to or from the Investment Account to the Guaranteed Benefit Account.



- The Account Value in the Investment Account and the Loan Account on the date the change to the death benefit option is accepted by us, adjusted for any transfers to or from the Loan Account to the Guaranteed Benefit Account and any transfers to or from the Investment Account to the Guaranteed Benefit Account.



DEATH BENEFIT OPTION CHANGES -- Anytime after the first Policy Anniversary you may change your death benefit option by notifying Us in writing. Any change will become effective on the Monthly Activity Date following the date we receive your request. If the insured dies before the Monthly Activity Date after we receive your request, we will pay the death benefit as if you had never changed your death benefit option.



We limit the changes to the death benefit option.



- If you elect Option A you may only change to Option B or E.



- If you elect Option B you may only change to Option A, D or E.



- If you elect Option C you may only change to Option A, B, or E.



- If you elect Option E you may only change to Option A, B, or F.



You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in your death benefit option.


MINIMUM DEATH BENEFIT -- The Policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code. The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your Policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the Policy year and insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to you is listed on the specifications page of your Policy.

EXAMPLES OF MINIMUM DEATH BENEFIT

                                      A          B
----------------------------------------------------------
 Face Amount                       $50,000    $50,000
----------------------------------------------------------
 Account Value                      23,000     17,000
----------------------------------------------------------
 Specified Percentage                 250%       250%
----------------------------------------------------------
 Death Benefit Option                Level      Level
----------------------------------------------------------

In Example A, the death benefit equals $57,500, i.e., the greater of $50,000 (the Face Amount) or $57,500 (the Account Value at the date of death of $23,000, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $50,000, i.e., the greater of $50,000 (the Face Amount) or $42,500 (the Account Value of $17,000, multiplied by the specified percentage of 250%).

RIDERS

You may add additional benefits to your Policy by electing one or more of the riders described below. Each rider involves additional costs that depend on the age, sex, and risk class of the insured, and the level of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider.


GUARANTEED WITHDRAWAL BENEFIT RIDER -- The Guaranteed Withdrawal Benefit is an optional benefit that you can elect at any time. If you elect this benefit, the Guaranteed Withdrawal Benefit guarantees that you can take periodic withdrawals equal to the Benefit Balance. The maximum charge for this benefit is 0.75% of Account Value invested in the Sub-Accounts that are Eligible Investment Choices. The current charge is 0.50% of Account Value invested in the Sub-Accounts that are Eligible Investment Choices. Once you elect this benefit, you cannot cancel it and we will continue to deduct the charge until you Surrender your Policy or we pay a death benefit.



ELIGIBLE INVESTMENT CHOICES



Currently, all Sub-Accounts and the Fixed Account are considered Eligible Investment Choices. We may add, delete or change the Investment Choices that are considered Eligible Investment Choices.



THE BENEFIT BALANCE



The Benefit Balance is determined at the time you elect the Guaranteed Withdrawal Benefit and is equal to:



- the amounts allocated to the Eligible Investment Choices; plus



- any transfers into the Eligible Investment Choices from the Guaranteed Benefit Account, the Loan Account, or any Sub-Accounts that are not Eligible Investment Choices; reduced by



- any amounts withdrawn or transferred from the Eligible Investment Choices.



The Benefit Balance can never be more that $5 million dollars.



Once the initial Benefit Balance has been determined, Hartford calculates the maximum payment (the "Benefit Payment") that

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20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

may be made each Policy Year from the Eligible Investment Choices without automatically resetting the Benefit Balance. The Benefit Payment is equal to 7% of the initial Benefit Balance. If you do not take 7% one year, you may not take more that 7% the next year. The Benefit Payment can be divided up and taken on any payment schedule that you request. You can continue to take Benefit Payments until the Benefit Balance has been depleted.



If the withdrawals from the Eligible Investment Choices are more than your Benefit Payment in any Policy Year we will recalculate your Benefit Balance and your Benefit Payment may be reduced. The Benefit Balance will be recalculated to equal the lesser of:



- the Account Value in the Eligible Investment Choices immediately following the withdrawal; or



- the Benefit Balance immediately prior to the withdrawal, minus the withdrawal.



However, in no event will the Benefit Balance be less than zero.



Any time you make subsequent Premium Payments to your Policy, we also recalculate your Benefit Amount and your Benefit Payment. Each time you add a Premium Payment, we increase your Benefit Amount by the amount of the subsequent Net Premium Payment allocated to the Eligible Investment Choices.



Any time after the 5th year the Guaranteed Withdrawal Benefit has been in effect or 5 years since the last "step up", you may elect to "step up" the benefit. If you choose to "step up" the benefit, Your Benefit Balance is recalculated to equal your Account Value in the Eligible Investment Choices. Your Benefit Payment then becomes 7% of the new Benefit Balance, or your current Benefit Payment if greater. You cannot elect to "step up" if your current Benefit Balance is higher than your Account Value in the Eligible Investment Choices.



We currently allow you to "step up" on any day after the 5th year the benefit has been in effect or 5 years since the last "step up", however, in the future we may only allow a "step up" to occur on your Policy Anniversary. We reserve the right to limit or restrict your ability to step-up of the Benefit Balance.



If you Surrender all of your Cash Accumulation Value or your Account Value is reduced to zero, but you still have a Benefit Amount, you will still receive a Benefit Payment through a Settlement Option called the Guaranteed Withdrawal Benefit Payout Option until your Benefit Amount is depleted.



If the Insured dies before you receive all the Benefit Payments guaranteed by Hartford, the Beneficiary may elect to take the remaining Benefit Payments or any of the death benefit options offered in your Policy. If the Death Benefit Option of that policy at the time of the insured's death is either Option B (Return of Account Value) or Option E (Return of Investment Account Value) the Beneficiary may elect to receive either the Death Benefit or the Death Benefit minus the Accumulated Values in the Eligible Investment Choices plus the Guaranteed Withdrawal Benefit Payout Option.


ESTATE TAX REPEAL BENEFIT RIDER -- In the news media you may have read that the federal Estate Tax law will expire in 2011 if Congress takes no action before then. Although it seems unlikely that Congress would allow the federal Estate Tax law to expire, if this were to happen it might affect your estate planning and you may no longer want this Policy. This Rider allows you to terminate your Policy and receive the Account Value without any deduction for Surrender Charges if there is no federal Estate Tax law in effect in 2011. We must receive your Surrender request during the month of January 2011. The amount you receive under this Rider is reduced by any outstanding Indebtedness. There is no additional charge for this Rider.


WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If you become disabled, you may have a difficult time paying your life insurance premiums to keep your Policy inforce. Under this Rider, if the Insured becomes totally disabled, we will credit the Policy with the amount shown on the specifications page of your Policy, for as long as the Insured remains totally disabled. This will help keep your Policy inforce if you fall behind on your Premium Payments. You choose the level of coverage when you select the Rider. The charge for this Rider will continue to be deducted during total disability until the rider terminates. You may elect this rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this rider to you.



TERM INSURANCE RIDER -- You may want additional life insurance coverage using term life insurance. By selecting the Term Insurance Rider, you can increase your Policy's Face Amount at a cost that may be lower than if you purchased the term life insurance through a single policy. Under this Rider we will pay the term life insurance benefit when the Insured dies. You may elect this rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this rider to you.


ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case you die by accident. Under this Rider we will pay a specified amount shown on the specifications page of your Policy when the insured dies. You choose the level of coverage when you select the rider.


WAIVER OF THE MONTHLY DEDUCTION AMOUNT RIDER -- The costs of your Policy are deducted each month through the Monthly Deduction Amount. If you become disabled and fall behind on your Premium Payments, the continued deduction of the Monthly Deduction Amounts could put your Policy at risk to lapse and terminate. Under the Waiver of the Monthly Deduction Amount Rider, while the Insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep your Policy inforce if you fall behind on your Premium Payments. You choose the level of coverage when you select the Rider. The charge for this Rider will continue to be deducted during total disability until the Rider terminates. You may elect this rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this rider to you.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   21
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COST OF LIVING ADJUSTMENT RIDER -- You may want your life insurance coverage to keep pace with inflation. Under this Rider, we will increase your Face Amount without evidence of insurability on every second anniversary of the Rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If you do not accept an increase, this Rider is terminated and no future increases will occur. There is no charge for this Rider.

POLICY CONTINUATION RIDER -- This rider gives you the option to continue your Policy at a reduced death benefit with no further Monthly Deduction Amounts in the event your Policy is in danger of lapsing or terminating due to excessive outstanding Policy Loans. You may elect the benefit under limited circumstances as described in the Rider, and subject to the terms and limitations described in the Rider. At the time you elect the Rider, a transaction charge will be deducted from your Account Value. The maximum transaction charge is 7% of the Account Value.

CHILD RIDER -- This rider provides term life insurance coverage on the eligible children of the insured under the policy. We will pay the term life insurance death benefit amount you elect under this rider upon receipt of due proof of death of an insured child. To receive a death benefit, an insured child must be more than 16 days old but not yet 25 years old. Requirements to become an insured child are described in the rider. There is a per $1,000 charge for this rider. This rider may not be available in all policies.


ACCELERATED BENEFIT RIDER -- In the event an insured's life expectancy is 12 months or less, we will pay a lump sum accelerated death benefit at your request subject to certain limitations and proof of eligibility. The benefit percentage is set at issue. The maximum charge for this rider is $300.


These riders may not be available in all states.

SETTLEMENT OPTIONS


Proceeds from your Policy may be paid in a lump sum or may be applied to one of our three settlement options. The minimum amount that may be applied under a settlement option is $5,000 unless we agree otherwise. Once you select a settlement option, it is irrevocable and you may not change the settlement option for a lump sum. The following payment options are available to you or your beneficiary. If a payment option is not selected, proceeds will be paid in a lump sum. Your beneficiary may choose a settlement option instead of taking the Death Benefit amount in a lump sum.


FIRST OPTION -- INTEREST INCOME


We pay interest on the amount you have applied to this option. The interest we pay will be determined by us in our sole discretion, although we will not pay you less than the minimum amount required by your state. If you elect this option you may request the principal amount of the Death Benefit at any time.


SECOND OPTION -- INCOME OF FIXED AMOUNT

We pay equal payments of the total amount applied to this option along with interest equal to at least the minimum required by your state until that total amount is exhausted. The final payment will be for the remaining balance.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD


We make monthly payments for the number of years selected, which may be from one to 30 years. This option provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under this settlement option.


Other arrangements for income payments may be added or otherwise agreed upon.


BENEFITS WHEN INSURED REACHES AGE 100



On the Policy Anniversary after the Insured reaches age 100 the following will occur:



- All optional benefits will terminate with the exception of the Guaranteed Withdrawal Benefit;



- The Face Amount of your Policy will be adjusted to equal your Death Benefit minus the Account Value;



- Your Death Benefit Option will become Option B (Return of Account Value);



- We will stop assessing all monthly policy charges; and



- You may not make any additional Premium Payments.


MAKING WITHDRAWALS FROM YOUR POLICY
--------------------------------------------------------------------------------

SURRENDER -- Provided your Policy has a Cash Surrender Value, you may surrender your Policy to us. We will pay you the Cash Surrender Value. Our liability under the Policy will cease as of the date of your request for surrender, or the date you request to have your Policy surrendered, if later.

A Policy's Cash Value is equal to the Account Value less any applicable surrender charges.


A Policy's Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less indebtedness.



WITHDRAWALS -- One withdrawal is allowed per calendar month. You may request a withdrawal in writing. The minimum withdrawal allowed is $500. The maximum partial withdrawal is the Cash Surrender Value, minus $1000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be reduced by the amount of any withdrawal. Unless specified, the withdrawal will be deducted on a pro rata basis from the Fixed Account and the Sub-Accounts. You may be assessed a charge of up to $10 for each withdrawal.

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22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force, you may borrow against the Policy by assigning it as sole security to us. Any new loan taken together with any existing Indebtedness may not exceed the Cash Surrender Value on the date we grant a loan. The minimum loan amount that we will allow is $500.


When you take a loan, an amount equal to the loan is transferred to the Loan Account as collateral. Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.


If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the Policy will then go into default. See "Lapse and Reinstatement."


PREFERRED INDEBTEDNESS -- If, at any time after the tenth (10th) Policy Anniversary, your Account Value exceeds the total of all premiums paid since issue, a portion of your Indebtedness may qualify as preferred. Preferred Indebtedness is charged a lower interest rate than non-preferred Indebtedness, if any. The maximum amount of preferred Indebtedness is the amount by which the Account Value exceeds the total premiums paid and is determined on each Monthly Activity Date.



LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your Policy is in force and the insured is alive. The amount of your Policy loan repayment will be deducted from the Loan Account. It will be allocated among your Investment Choices in the same percentage as premiums are allocated.



Unless otherwise instructed, all payments received by us will be treated as Premium Payments under your Policy. You must indicate in writing if a payment is intended to be a loan repayment.



EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account and the Guaranteed Benefit Account. The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account, the Sub-Accounts and the Guaranteed Benefit Account earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account, the Sub-Accounts and the Guaranteed Benefit Account earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.


CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.0%.


INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the Policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, any difference between the value of the Loan Account and the Indebtedness will be transferred on each Monthly Activity Date from the Fixed Account, Sub-Accounts and/or the Guaranteed Benefit Account to the Loan Account on a pro rata basis.


POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on your Indebtedness.

                          PORTION OF      INTEREST RATE
 DURING POLICY YEARS     INDEBTEDNESS        CHARGED
---------------------------------------------------------
        1-10                 All                5%
---------------------------------------------------------
    11 and later          Preferred           3.25%
                        Non-Preferred         4.25%
---------------------------------------------------------

We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts from the Sub-Accounts within seven days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission or the Commission declares that an emergency exists.

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------


LAPSE AND GRACE PERIOD -- Your Policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount and the Benefit Guarantee is not available.


If the Policy goes into default, we will send you a lapse notice to warn you that the Policy is in danger of terminating. This notice will be mailed at least 30 days before your coverage is to terminate. It will be mailed both to you and to any assignee of record. This lapse notice will tell you the minimum Premium Payment required to keep the Policy from terminating. This minimum Premium Payment will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date your Policy goes into default.


We will keep your Policy inforce for the 61-day period following the date your Policy goes into default. We call that period the "Grace Period." However, if we have not received the required Premium Payment specified in your lapse notice by the end of the Grace Period, the Policy will terminate. If the insured dies during the Grace Period, we will pay a death benefit. After your Policy lapses the Account Value and Cash Surrender Value are determined in the same manner as prior to the lapse.

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REINSTATEMENT -- If the Insured is still alive, the Policy may be reinstated
prior to the date the Insured reaches age 100, unless the Policy has been surrendered for cash, and provided that:


- You request reinstatement in writing within five years after termination;

- You submit satisfactory evidence of insurability to us;

- any Indebtedness existing at the time the Policy was terminated is repaid or carried over to the reinstated Policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the Policy is reinstated.

Your Account Value on the reinstatement date equals:

- the Cash Value at the time of Policy termination; plus

- net Premiums derived from premiums paid at the time of Policy reinstatement; minus

- the Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

- the Surrender Charge at the time of Policy reinstatement. The Surrender Charge is based on the duration from the original Policy date.

OTHER BENEFITS


DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. If you choose the DCA program, your Net Premiums will be deposited into the Hartford Money Market HLS Fund Sub-Account or the Fixed Account. Amounts will be transferred monthly to the other investment choices in accordance with your premium allocation instructions. The dollar amount will be allocated to the investment choices that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.


You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment choices at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against loss in a declining market.


ASSET ALLOCATION PROGRAM -- Asset Allocation is a program that allows you to choose an allocation for your Sub-Accounts to help you reach your investment goals. The Policy offers static model allocations with pre-selected Sub-Accounts and percentages that have been established for each type of investor ranging from conservative to aggressive. Over time, Sub-Account performance may cause your Sub-Account allocation percentages to change, but under the Asset Allocation Program, your Sub-Account allocations are rebalanced to the percentages in the current model you have chosen. You can only participate in one model at a time.



ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which you customize your Sub-Accounts to meet your investment needs. You select the Sub-Accounts and the percentages you want allocated to each Sub-Account. Based on the frequency you select, your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time.


FINANCIAL STATEMENTS


Financial statements of the Separate Account and Hartford may be found in the Statement of Additional Information. To receive a copy of the Statement of Additional information free of charge, call us at 1-800-231-5453 or write to us at:


Hartford Life Insurance and Annuity Company
P.O. Box 2999
Hartford, CT 06104-2999

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------


GENERAL



Since federal tax law is complex, the tax consequences of purchasing this policy will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this policy is right for you.



Our general discussion of the tax treatment of this policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this policy cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this policy. For detailed information, you should consult with a qualified tax adviser familiar with your situation.



TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT



The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the

24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policy.



We do not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If we incur income taxes attributable to the Separate Account or determine that such taxes will be incurred, we may assess a charge for such taxes against the Separate Account.



INCOME TAXATION OF POLICY BENEFITS -- GENERALLY



For federal income tax purposes, the Policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the
Section 7702 requirements.



There is some uncertainty as to the proper determination of the premium limits for purposes of section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in section 7702 or should be considered modified endowment contracts.



We also believe that any loan received under a policy will be treated as indebtedness of the policy owner, and that no part of any loan under a policy will constitute income to the policy owner unless the policy is a modified endowment contract. A surrender or assignment of the policy may have tax consequences depending upon the circumstances. Policy owners should consult a qualified tax adviser concerning the effect of such transactions.



There is a risk that the IRS could contend that certain preferred policy loans might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the policy. If so, such amounts might be currently taxable.



During the first fifteen policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the policy.



The Guaranteed Withdrawal Benefit Rider is an optional benefit that you can elect. If elected, the Guaranteed Withdrawal Benefit guarantees that you can take withdrawals equal to the Benefit Balance. If you surrender all of your Cash Accumulation Value or your Account Value is reduced to zero, but you still have a Benefit Amount, you will still receive a Benefit Payment through a Settlement Option called the Guaranteed Withdrawal Benefit Payout Option. If the Insured dies before you receive all the Benefit Payments guaranteed by Hartford, the Beneficiary may elect to take the remaining Benefit Payments or any of the death benefit options offered in your Policy. If the Death Benefit Option at the time of the insured's death is either Option B or Option E, the Beneficiary may elect to receive either the Death Benefit or the Death Benefit minus the Accumulated Values in the Eligible Investment Account Choices plus the Guaranteed Withdrawal Benefit Payout Option. In the case of surrenders of non-MEC policies, we believe that payments received under the Guaranteed Withdrawal Benefit Payout Option will not be taxable until the investment in the policy has been recovered. In the case of surrenders of MEC policies, we believe that payments received under the Guaranteed Withdrawal Benefit Payout Option will be taxable to the extent of gain in the policy, and then a recovery of investment in the policy. In the case of death benefits that are paid under the Guaranteed Withdrawal Benefit Payout Option, we believe that such amounts are fully excludable from income. However, due to the lack of specific guidance on the taxability of payments received under a guaranteed withdrawal benefit, it is possible that the IRS could take a contrary position. Thus, the result is not certain.



TAX DEFERRAL DURING ACCUMULATION PERIOD



Under existing provisions of the Code, except as described below, any increase in a policy owner's Investment Value is generally not taxable to the policy owner unless amounts are received (or are deemed to be received) under the policy prior to the insured's death. If the policy is surrendered or matures, the amount received will be includable in the policy owner's income to the extent that it exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to the policy owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously under the policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or loan or other amounts deemed to be received) from the policy constitute income to the policy owner depends, in part, upon whether the policy is considered a modified endowment contract for federal income tax purposes, as described below.



MODIFIED ENDOWMENT CONTRACTS



Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance policy that either: (i) satisfies the Section 7702 definition of a life insurance contract, but fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A policy fails the seven-pay test if the accumulated amount paid into the policy at

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   25
--------------------------------------------------------------------------------

any time during the first seven policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).



A new seven-pay test and seven-year test period may be applied each time that a policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the policy within any seven-year test period, the seven-pay test is applied retroactively as if the policy always had the reduced benefit level from the start of the seven-year test period. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.



A policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the policy owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).



All MEC policies that are issued in the same calendar year to the same policy owner by the same insurer (or its affiliates) are treated as one MEC policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC date are automatically treated as amounts received in anticipation of MEC status.



Before assigning, pledging, or requesting a loan or other amount to be received under a policy that is a MEC, a policy owner should consult a qualified tax adviser.



We have instituted procedures to monitor whether a policy may become classified as a MEC.



ESTATE, GIFT AND GENERATION SKIPPING TRANSFER TAXES



ESTATE TAX -- GENERALLY



When the insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the insured owned the policy. If the policy owner was not the insured, the fair market value of the policy would be included in the policy owner's estate upon the policy owner's death. The policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.



GENERATION SKIPPING TRANSFER TAX



Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.



ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001



The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repealed the federal estate tax and replaced it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repealed the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.



During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the unified credit exemption amount. For 2004, the maximum estate tax rate is 48% and the unified credit exemption amount is $1,500,000.



The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.



DIVERSIFICATION REQUIREMENTS



The Code requires that investments supporting your policy be adequately diversified. Code Section 817 provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by

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26                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.



The Treasury Department's diversification regulations require, among other things, that:



- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,



- no more than 70% is represented by any two investments,



- no more than 80% is represented by any three investments and



- no more than 90% is represented by any four investments.



In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.



A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.



We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.



OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT



In order for a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the policy owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes. If the policy owner is considered to be the owner of the assets for tax purposes, the policy owner will be subject to income tax on annual increases in cash value.



The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the policy owner, such as the ability to select and control investments in a separate account, will cause the policy owner to be treated as the owner of the assets for tax purposes.



In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."



The final regulations issued under Section 817 did not provide guidance regarding investor control. However, in July 2003, the Internal Revenue Service issued two revenue rulings addressed to investor control. Revenue Ruling 2003-91 generally follows earlier rulings that say that the policy owner should not have the ability to select and control investments. Revenue Ruling 2003-92 concerns specific separate account investments that could cause the policy owner to be treated as the owner of these investments.



Despite the release of these rulings, there continues to be some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. We reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of assets in the separate account.



LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS



In September 2003 the IRS issued final regulations relating to the taxation of split-dollar insurance arrangements. The regulations generally apply to arrangements entered into (or "materially modified") after September 17, 2003. The final regulations define a "split-dollar life insurance arrangement" broadly to include (with certain exceptions) any arrangement between 2 or more parties involving a life insurance policy, where (1) one party pays any portion of the premiums and at least one party is entitled to recover any portion of the policy's premiums from the policy proceeds (e.g., as security for a loan to make a premium payment); or (2) the arrangement is entered into in connection with performance of services, and the employer (or recipient of services) pays directly or indirectly any portion of the premiums, and either (i) the employee (or service provider) has any interest in the policy's cash value or (ii) the beneficiary of any death benefit amount is designated by such service provider or is any person whom such service provider would reasonably be expected to designate as the beneficiary; or (3) the arrangement is entered into between a corporation and one of its shareholders, and the corporation pays directly or indirectly any portion of the policy's premiums, and either (i) the shareholder has any interest in the policy's cash value or (ii) the beneficiary of any death benefit amount is designated by such shareholder or is any person whom such shareholder would reasonably be expected to designate as the beneficiary.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   27
--------------------------------------------------------------------------------


The final regulations also have rules that generally designate only one party as the "owner" of such a policy for tax purposes, and then would require that the parties be taxed under one of two mutually exclusive regimes (i.e., an "economic benefit" regime or a "loan" regime), generally based on which party is this tax "owner." Under the economic benefit regime, the tax "owner" (e.g., an employer who provides an employee with rights in the policy under an endorsement to the policy) is treated generally as providing taxable economic benefits to a "non-owner," and these taxable economic benefits are defined very broadly. Under the loan regime, the tax "owner" (e.g., an employee who secures the rights of an employer to recover its premium payments or other advances with a collateral assignment of the policy) is treated generally as receiving one or more loans from a "non-owner" (e.g., for one or more premium payments on such "owner's" policy). Such a loan would be subject to rules under Code Section 7872 for loans that do not have a fair market value rate of interest. The final regulations also require that the parties fully and consistently account for all amounts under either regime, and provide for comparable or collateral rules for donor/ donee and corporations/shareholder arrangements.



Consequently, if you are currently a party to any such arrangement or are considering participating in such an arrangement, it would be advisable for you to consult with a qualified tax advisor concerning the tax treatment of such an arrangement.



FEDERAL INCOME TAX WITHHOLDING



If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.



NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES



If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.



LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS



The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

28                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


WHERE YOU CAN FIND MORE INFORMATION



You can call us at 1-800-231-5453 to ask us questions, or to receive a copy of the Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this life insurance policy and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it. You can contact your financial adviser for a personalized illustration of policy fees and charges, free of charge.



We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549-0102. Copies of documents filed with the SEC may be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section. Please call the SEC at 202-942-8090 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.



811-3072-03

                                    PART B

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


STATEMENT OF ADDITIONAL INFORMATION
HARTFORD QUANTUM LIFE
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.


DATE OF PROSPECTUS: FEBRUARY 13, 2004
DATE OF STATEMENT OF ADDITIONAL INFORMATION: FEBRUARY 13, 2004

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                              PAGE
                                                              ----
GENERAL INFORMATION AND HISTORY                                 3
----------------------------------------------------------------------
SERVICES                                                        3
----------------------------------------------------------------------
EXPERTS                                                         3
----------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES                                    3
----------------------------------------------------------------------
ADDITIONAL INFORMATION ABOUT CHARGES                            4
----------------------------------------------------------------------
PERFORMANCE DATA                                                5
----------------------------------------------------------------------
FINANCIAL STATEMENTS                                           SA-1
----------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION                                            3
--------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") -- Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

SEPARATE ACCOUNT VL I was established as a separate account under Connecticut law on June 8, 1995. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES
--------------------------------------------------------------------------------

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS
--------------------------------------------------------------------------------


The financial statements for Hartford Life and Annuity Insurance Company (the "Company") as of and for the year ended December 31, 2002 and the financial statements for Hartford Life and Annuity Insurance Company Separate Account
VL I (the "Account") as of and for the year ended December 31, 2002 included in this statement of additional information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 26, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the use of statutory accounting practices and the change in certain accounting practices as a result of the State of Connecticut Insurance Department's adoption of the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual effective January 1, 2001, which practices differ from accounting principles generally accepted in the United States of America) relating to the Company and their report dated February 21, 2003 relating to the Account, which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



The financial statements of Hartford Life and Annuity Insurance Company Separate Account VL I for the year ended December 31, 2001 included in this registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.



We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP in connection with the financial statements of Hartford Life and Annuity Insurance Company Separate Account VL I for the year ended December 31, 2001 that were audited by Arthur Andersen LLP and are included in this registration statement. This may limit your ability to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 because Arthur Andersen LLP did not consent to being named as having prepared its report.


DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and will offer the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The policies will be sold by salespersons who represent Hartford as insurance agents and who are registered representatives of HESCO or certain other registered broker-dealers who have entered into distribution agreements with HESCO.


During the first Policy Year, the maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers, is 45% of the premium paid up to a Target Premium, and 2.0% in excess of

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Target Premiums paid. Additionally, expense allowances may be paid. A sales representative may be required to return all or a portion of the commissions paid if the Policy terminates prior to the Policy's first Policy Anniversary. Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2002: $42,906,757; 2001:
$48,498,384; and 2000: $46,087,194.


Broker-dealers or financial institutions are compensated according to a schedule set forth by HESCO and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments. This compensation is usually paid from the sales charges described in the Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HESCO, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or other financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for broker-dealers or financial institutions, will be made by HESCO, its affiliates or Hartford out of their assets and will not affect the amounts paid by the policy owner to purchase, hold or surrender variable insurance products.

ADDITIONAL INFORMATION ABOUT CHARGES
--------------------------------------------------------------------------------


PREMIUM CHARGE -- The front-end sales load is a charge deducted from each premium payment. The maximum Premium Charge is 8% of Premium Payments. In Oregon, the maximum Premium Charge is 10% of Premium Payments.



The Premium Charge is used to cover expenses related to the sale and distribution of the policies.


REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL I.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the policy application. Policies generally will be issued only on the lives of insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.


INCREASES IN FACE AMOUNT -- At any time after the first Policy Year, You may request in Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect. We reserve the right to limit the number of increases made under the Policy to not more than one in any 12 month period.

STATEMENT OF ADDITIONAL INFORMATION                                            5
--------------------------------------------------------------------------------

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on your age, gender, Face Amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.


Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED
SEPTEMBER 30, 2003

                                                                AMERICAN FUNDS
                           AIM V.I. MID CAP  AIM V.I. PREMIER  ASSET ALLOCATION
                           CORE EQUITY FUND    EQUITY FUND           FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)   SUB-ACCOUNT (B)
                           ----------------  ----------------  ----------------
ASSETS:
  Investments:
    Number of Shares.....        16,702            4,663             210,248
                               ========          =======          ==========
    Cost.................      $187,324          $85,751          $2,842,425
                               ========          =======          ==========
    Market Value.........      $184,723          $85,701          $2,840,444
  Due from Hartford Life
   and Annuity Insurance
   Company...............         3,378          --                   20,198
  Receivable from fund
   shares sold...........       --                   480            --
  Other assets...........       --               --                 --
                               --------          -------          ----------
  Total Assets...........       188,101           86,181           2,860,642
                               --------          -------          ----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --                   480            --
  Payable for fund shares
   purchased.............         3,378          --                   20,198
  Other liabilities......       --               --                 --
                               --------          -------          ----------
  Total Liabilities......         3,378              480              20,198
                               --------          -------          ----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........      $184,723          $85,701          $2,840,444
                               ========          =======          ==========

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-1 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                            AMERICAN FUNDS
                              BLUE CHIP                        AMERICAN FUNDS
                              INCOME AND      AMERICAN FUNDS   GLOBAL GROWTH
                             GROWTH FUND        BOND FUND           FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)    SUB-ACCOUNT
                           ----------------  ----------------  --------------
ASSETS:
  Investments:
    Number of Shares.....        154,900           69,934           825,424
                              ==========         ========       ===========
    Cost.................     $1,294,441         $752,531       $10,341,571
                              ==========         ========       ===========
    Market Value.........     $1,298,065         $768,574       $11,093,703
  Due from Hartford Life
   and Annuity Insurance
   Company...............          8,371            6,899            22,765
  Receivable from fund
   shares sold...........       --                --                --
  Other assets...........              1          --                --
                              ----------         --------       -----------
  Total Assets...........      1,306,437          775,473        11,116,468
                              ----------         --------       -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --                --                --
  Payable for fund shares
   purchased.............          8,371            6,899            22,765
  Other liabilities......       --                --                     56
                              ----------         --------       -----------
  Total Liabilities......          8,371            6,899            22,821
                              ----------         --------       -----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........     $1,298,066         $768,574       $11,093,647
                              ==========         ========       ===========

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-2 _____________________________________

                                                                                               AMERICAN FUNDS
                                           AMERICAN FUNDS   AMERICAN FUNDS                      GLOBAL SMALL   FIDELITY VIP ASSET
                           AMERICAN FUNDS  GROWTH-INCOME    INTERNATIONAL     AMERICAN FUNDS   CAPITALIZATION       MANAGER
                            GROWTH FUND         FUND             FUND         NEW WORLD FUND        FUND           PORTFOLIO
                            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT (B)   SUB-ACCOUNT (B)    SUB-ACCOUNT       SUB-ACCOUNT
                           --------------  --------------  ----------------  ----------------  --------------  ------------------
ASSETS:
  Investments:
    Number of Shares.....     1,196,834       1,940,890          155,375           33,154           465,361           334,722
                            ===========     ===========       ==========         ========        ==========        ==========
    Cost.................   $47,267,093     $55,819,197       $1,783,291         $338,128        $5,083,000        $5,114,096
                            ===========     ===========       ==========         ========        ==========        ==========
    Market Value.........   $48,519,632     $58,304,349       $1,836,530         $347,451        $5,728,599        $4,552,216
  Due from Hartford Life
   and Annuity Insurance
   Company...............       127,540         --                20,290            2,292            10,505          --
  Receivable from fund
   shares sold...........       --              114,211         --                --                --                  7,582
  Other assets...........       --                  125         --                --                      1          --
                            -----------     -----------       ----------         --------        ----------        ----------
  Total Assets...........    48,647,172      58,418,685        1,856,820          349,743         5,739,105         4,559,798
                            -----------     -----------       ----------         --------        ----------        ----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --              114,211         --                --                --                  7,582
  Payable for fund shares
   purchased.............       127,540         --                20,290            2,292            10,505          --
  Other liabilities......           237         --              --                --                     25                39
                            -----------     -----------       ----------         --------        ----------        ----------
  Total Liabilities......       127,777         114,211           20,290            2,292            10,530             7,621
                            -----------     -----------       ----------         --------        ----------        ----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........   $48,519,395     $58,304,474       $1,836,530         $347,451        $5,728,575        $4,552,177
                            ===========     ===========       ==========         ========        ==========        ==========


                           FIDELITY VIP
                           EQUITY-INCOME
                               FUND
                            SUB-ACCOUNT
                           -------------
ASSETS:
  Investments:
    Number of Shares.....     1,335,210
                            ===========
    Cost.................   $29,900,404
                            ===========
    Market Value.........   $27,051,345
  Due from Hartford Life
   and Annuity Insurance
   Company...............        66,692
  Receivable from fund
   shares sold...........       --
  Other assets...........       --
                            -----------
  Total Assets...........    27,118,037
                            -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --
  Payable for fund shares
   purchased.............        66,692
  Other liabilities......           205
                            -----------
  Total Liabilities......        66,897
                            -----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........   $27,051,140
                            ===========

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

_____________________________________ SA-3 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                           FIDELITY VIP  FRANKLIN SMALL    FRANKLIN MUTUAL
                             OVERSEAS       CAP VALUE     SHARES SECURITIES
                            PORTFOLIO    SECURITIES FUND        FUND
                           SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
                           ------------  ---------------  -----------------
ASSETS:
  Investments:
    Number of Shares.....      344,047        70,145            65,662
                            ==========      ========          ========
    Cost.................   $7,005,208      $756,564          $888,174
                            ==========      ========          ========
    Market Value.........   $4,610,232      $755,458          $881,838
  Due from Hartford Life
   and Annuity Insurance
   Company...............      --             79,317                13
  Receivable from fund
   shares sold...........      124,873       --                --
  Other assets...........      --                  1           --
                            ----------      --------          --------
  Total Assets...........    4,735,105       834,776           881,851
                            ----------      --------          --------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............      124,873       --                --
  Payable for fund shares
   purchased.............      --             79,317                13
  Other liabilities......          115       --                --
                            ----------      --------          --------
  Total Liabilities......      124,988        79,317                13
                            ----------      --------          --------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........   $4,610,117      $755,459          $881,838
                            ==========      ========          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-4 _____________________________________

                                                             HARTFORD CAPITAL  HARTFORD DIVIDEND  HARTFORD GLOBAL  HARTFORD GLOBAL
                           HARTFORD ADVISERS  HARTFORD BOND    APPRECIATION       AND GROWTH         ADVISERS          LEADERS
                               HLS FUND         HLS FUND         HLS FUND          HLS FUND          HLS FUND         HLS FUND
                              SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           -----------------  -------------  ----------------  -----------------  ---------------  ---------------
ASSETS:
  Investments:
    Number of Shares.....       3,915,288        5,551,602        3,209,252         3,344,349          209,844          142,964
                              ===========      ===========     ============       ===========       ==========       ==========
    Cost.................     $97,035,465      $63,802,468     $147,387,849       $62,696,589       $2,317,414       $1,980,353
                              ===========      ===========     ============       ===========       ==========       ==========
    Market Value.........     $82,634,745      $67,621,533     $122,109,973       $55,767,615       $2,148,024       $1,917,668
  Due from Hartford Life
   and Annuity Insurance
   Company...............         634,544          --               110,886            67,850          --               --
  Receivable from fund
   shares sold...........        --              1,209,509         --                --                 14,320            2,651
  Other assets...........        --                --              --                --                      2                1
                              -----------      -----------     ------------       -----------       ----------       ----------
  Total Assets...........      83,269,289       68,831,042      122,220,859        55,835,465        2,162,346        1,920,320
                              -----------      -----------     ------------       -----------       ----------       ----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............        --              1,209,509         --                --                 14,320            2,651
  Payable for fund shares
   purchased.............         634,544          --               110,886            67,850          --               --
  Other liabilities......               1              305              418               544          --                    23
                              -----------      -----------     ------------       -----------       ----------       ----------
  Total Liabilities......         634,545        1,209,814          111,304            68,394           14,320            2,674
                              -----------      -----------     ------------       -----------       ----------       ----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........     $82,634,744      $67,621,228     $122,109,555       $55,767,071       $2,148,026       $1,917,646
                              ===========      ===========     ============       ===========       ==========       ==========

_____________________________________ SA-5 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                           HARTFORD GLOBAL  HARTFORD GROWTH  HARTFORD GROWTH
                             TECHNOLOGY       AND INCOME      OPPORTUNITIES
                              HLS FUND         HLS FUND         HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  ---------------  ---------------
ASSETS:
  Investments:
    Number of Shares.....       401,316         1,226,121         45,627
                             ==========       ===========       ========
    Cost.................    $1,861,037       $14,598,782       $933,230
                             ==========       ===========       ========
    Market Value.........    $1,698,679       $12,235,636       $944,343
  Due from Hartford Life
   and Annuity Insurance
   Company...............           506             6,136            275
  Receivable from fund
   shares sold...........       --               --              --
  Other assets...........       --                     42        --
                             ----------       -----------       --------
  Total Assets...........     1,699,185        12,241,814        944,618
                             ----------       -----------       --------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --               --              --
  Payable for fund shares
   purchased.............           506             6,136            275
  Other liabilities......            29          --              --
                             ----------       -----------       --------
  Total Liabilities......           535             6,136            275
                             ----------       -----------       --------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........    $1,698,650       $12,235,678       $944,343
                             ==========       ===========       ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-6 _____________________________________

                                                HARTFORD         HARTFORD
                                             INTERNATIONAL     INTERNATIONAL
                           HARTFORD INDEX    SMALL COMPANY     OPPORTUNITIES  HARTFORD MIDCAP  HARTFORD MIDCAP  HARTFORD MONEY
                              HLS FUND          HLS FUND         HLS FUND        HLS FUND      VALUE HLS FUND   MARKET HLS FUND
                            SUB-ACCOUNT     SUB-ACCOUNT (B)     SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           --------------  ------------------  -------------  ---------------  ---------------  ---------------
ASSETS:
  Investments:
    Number of Shares.....     2,084,310           19,441          1,688,698       2,583,786         60,107        102,598,293
                            ===========         ========        ===========     ===========       ========       ============
    Cost.................   $67,777,012         $226,619        $22,646,724     $54,437,506       $629,267       $102,598,293
                            ===========         ========        ===========     ===========       ========       ============
    Market Value.........   $55,659,918         $238,373        $14,836,366     $56,073,581       $643,621       $102,598,293
  Due from Hartford Life
   and Annuity Insurance
   Company...............         5,284            2,494            131,600         146,651         21,357            993,605
  Receivable from fund
   shares sold...........       --              --                  --             --              --                --
  Other assets...........             1         --                  --             --                    1             10,400
                            -----------         --------        -----------     -----------       --------       ------------
  Total Assets...........    55,665,203          240,867         14,967,966      56,220,232        664,979        103,602,298
                            -----------         --------        -----------     -----------       --------       ------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --              --                  --             --              --                --
  Payable for fund shares
   purchased.............         5,284            2,494            131,600         146,651         21,357            993,605
  Other liabilities......           690         --                       44             214        --                --
                            -----------         --------        -----------     -----------       --------       ------------
  Total Liabilities......         5,974            2,494            131,644         146,865         21,357            993,605
                            -----------         --------        -----------     -----------       --------       ------------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........   $55,659,229         $238,373        $14,836,322     $56,073,367       $643,622       $102,608,693
                            ===========         ========        ===========     ===========       ========       ============

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

_____________________________________ SA-7 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                           HARTFORD MORTGAGE  HARTFORD SMALL
                              SECURITIES         COMPANY      HARTFORD STOCK
                               HLS FUND          HLS FUND        HLS FUND
                              SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                           -----------------  --------------  --------------
ASSETS:
  Investments:
    Number of Shares.....       1,043,022        2,321,700        2,094,269
                              ===========      ===========     ============
    Cost.................     $12,203,679      $34,179,027     $122,903,097
                              ===========      ===========     ============
    Market Value.........     $12,259,720      $29,342,264     $ 83,331,493
  Due from Hartford Life
   and Annuity Insurance
   Company...............           3,229           63,075           85,239
  Receivable from fund
   shares sold...........        --                --              --
  Other assets...........        --                    150         --
                              -----------      -----------     ------------
  Total Assets...........      12,262,949       29,405,489       83,416,732
                              -----------      -----------     ------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............        --                --              --
  Payable for fund shares
   purchased.............           3,229           63,075           85,239
  Other liabilities......               5          --                    87
                              -----------      -----------     ------------
  Total Liabilities......           3,234           63,075           85,326
                              -----------      -----------     ------------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........     $12,259,715      $29,342,414     $ 83,331,406
                              ===========      ===========     ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-8 _____________________________________

                             HARTFORD VALUE         MFS NEW                           PUTNAM VT      PUTNAM VT       PUTNAM VT
                             OPPORTUNITIES         DISCOVERY       MFS TOTAL RETURN  DIVERSIFIED   GLOBAL ASSET    GLOBAL EQUITY
                                HLS FUND             SERIES             SERIES       INCOME FUND  ALLOCATION FUND      FUND
                            SUB-ACCOUNT (B)     SUB-ACCOUNT (B)    SUB-ACCOUNT (B)   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           ------------------  ------------------  ----------------  -----------  ---------------  -------------
ASSETS:
  Investments:
    Number of Shares.....         17,790              13,245              66,779        328,751        142,448          976,869
                                ========            ========          ==========     ==========     ==========      ===========
    Cost.................       $228,996            $172,715          $1,220,176     $3,023,313     $2,587,212      $18,283,987
                                ========            ========          ==========     ==========     ==========      ===========
    Market Value.........       $234,690            $170,193          $1,220,727     $2,929,173     $1,767,777      $ 8,097,893
  Due from Hartford Life
   and Annuity Insurance
   Company...............            118               1,267              56,792         --              1,575          --
  Receivable from fund
   shares sold...........       --                  --                  --               --            --               205,896
  Other assets...........       --                  --                  --                    3        --               --
                                --------            --------          ----------     ----------     ----------      -----------
  Total Assets...........        234,808             171,460           1,277,519      2,929,176      1,769,352        8,303,789
                                --------            --------          ----------     ----------     ----------      -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --                  --                  --               --            --               205,896
  Payable for fund shares
   purchased.............            118               1,267              56,792         --              1,575          --
  Other liabilities......       --                  --                  --               --                  3              186
                                --------            --------          ----------     ----------     ----------      -----------
  Total Liabilities......            118               1,267              56,792         --              1,578          206,082
                                --------            --------          ----------     ----------     ----------      -----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........       $234,690            $170,193          $1,220,727     $2,929,176     $1,767,774      $ 8,097,707
                                ========            ========          ==========     ==========     ==========      ===========

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

_____________________________________ SA-9 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                            PUTNAM VT
                           GROWTH AND   PUTNAM VT HEALTH  PUTNAM VT HIGH
                           INCOME FUND   SCIENCES FUND      YIELD FUND
                           SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                           -----------  ----------------  --------------
ASSETS:
  Investments:
    Number of Shares.....    1,191,075        577,375        1,531,394
                           ===========     ==========      ===========
    Cost.................  $31,154,499     $7,006,356      $13,517,677
                           ===========     ==========      ===========
    Market Value.........  $24,535,755     $5,883,449      $11,515,489
  Due from Hartford Life
   and Annuity Insurance
   Company...............       17,821       --                --
  Receivable from fund
   shares sold...........      --               3,083            5,131
  Other assets...........      --                 415          --
                           -----------     ----------      -----------
  Total Assets...........   24,553,576      5,886,947       11,520,620
                           -----------     ----------      -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............      --               3,083            5,131
  Payable for fund shares
   purchased.............       17,712       --                --
  Other liabilities......        1,332              1               23
                           -----------     ----------      -----------
  Total Liabilities......       19,044          3,084            5,154
                           -----------     ----------      -----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........  $24,534,532     $5,883,863      $11,515,466
                           ===========     ==========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-10 ____________________________________

                                           PUTNAM VT                            PUTNAM VT
                                         INTERNATIONAL      PUTNAM VT       INTERNATIONAL NEW                   PUTNAM VT
                            PUTNAM VT     GROWTH AND      INTERNATIONAL       OPPORTUNITIES      PUTNAM VT     MONEY MARKET
                           INCOME FUND    INCOME FUND      EQUITY FUND            FUND         INVESTORS FUND      FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT (A)       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  -------------  ------------------  -----------------  --------------  ------------
ASSETS:
  Investments:
    Number of Shares.....      965,013        292,130        1,993,187            250,143           565,449      3,746,120
                           ===========     ==========      ===========         ==========        ==========     ==========
    Cost.................  $12,272,391     $3,985,833      $29,132,965         $4,929,585        $7,697,408     $3,746,120
                           ===========     ==========      ===========         ==========        ==========     ==========
    Market Value.........  $12,399,979     $2,819,053      $22,442,950         $2,413,879        $4,523,589     $3,746,120
  Due from Hartford Life
   and Annuity Insurance
   Company...............        4,044        --                 2,725              1,144           --             --
  Receivable from fund
   shares sold...........      --                 302         --                 --                   1,351             59
  Other assets...........            7              1         --                      623                 1            619
                           -----------     ----------      -----------         ----------        ----------     ----------
  Total Assets...........   12,404,030      2,819,356       22,445,675          2,415,646         4,524,941      3,746,798
                           -----------     ----------      -----------         ----------        ----------     ----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............      --                 302         --                 --                   1,350             59
  Payable for fund shares
   purchased.............        4,044        --                 2,537              1,144           --             --
  Other liabilities......      --                   9            6,728           --                     318        --
                           -----------     ----------      -----------         ----------        ----------     ----------
  Total Liabilities......        4,044            311            9,265              1,144             1,668             59
                           -----------     ----------      -----------         ----------        ----------     ----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........  $12,399,986     $2,819,045      $22,436,410         $2,414,502        $4,523,273     $3,746,739
                           ===========     ==========      ===========         ==========        ==========     ==========

(a) Formerly Putnam VT International Growth Fund Sub-Account. Change effective April 30, 2003.

_____________________________________ SA-11 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES - UNAUDITED -- (CONTINUED)
SEPTEMBER 30, 2003

                                                              PUTNAM VT OTC &
                             PUTNAM VT NEW     PUTNAM VT NEW     EMERGING
                           OPPORTUNITIES FUND   VALUE FUND      GROWTH FUND
                              SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
                           ------------------  -------------  ---------------
ASSETS:
  Investments:
    Number of Shares.....       1,158,375          518,607          590,055
                              ===========       ==========      ===========
    Cost.................     $33,358,644       $6,682,784      $10,718,158
                              ===========       ==========      ===========
    Market Value.........     $16,285,647       $6,425,537      $ 3,032,885
  Due from Hartford Life
   and Annuity Insurance
   Company...............           9,893            6,019            1,670
  Receivable from fund
   shares sold...........        --                --              --
  Other assets...........               1               59         --
                              -----------       ----------      -----------
  Total Assets...........      16,295,541        6,431,615        3,034,555
                              -----------       ----------      -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............        --                --              --
  Payable for fund shares
   purchased.............           9,893            6,019            1,670
  Other liabilities......          12,756          --                 3,987
                              -----------       ----------      -----------
  Total Liabilities......          22,649            6,019            5,657
                              -----------       ----------      -----------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........     $16,272,892       $6,425,596      $ 3,028,898
                              ===========       ==========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-12 ____________________________________

                                                                                            PUTNAM VT
                           PUTNAM VT THE      PUTNAM VT                                      CAPITAL
                           GEORGE PUTNAM   UTILITIES GROWTH   PUTNAM VT    PUTNAM VT      OPPORTUNITIES     PUTNAM VT EQUITY
                           FUND OF BOSTON  AND INCOME FUND   VISTA FUND   VOYAGER FUND         FUND           INCOME FUND
                            SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT (B)    SUB-ACCOUNT (B)
                           --------------  ----------------  -----------  ------------  ------------------  ----------------
ASSETS:
  Investments:
    Number of Shares.....       511,588          277,593        344,747     1,426,239          12,620             27,544
                             ==========       ==========     ==========   ===========        ========           ========
    Cost.................    $5,318,698       $4,618,398     $7,155,795   $62,864,658        $149,665           $299,081
                             ==========       ==========     ==========   ===========        ========           ========
    Market Value.........    $5,187,500       $2,898,071     $3,333,700   $34,229,213        $146,135           $295,547
  Due from Hartford Life
   and Annuity Insurance
   Company...............       --              --               --           --                   46                 20
  Receivable from fund
   shares sold...........           357               53            208        19,894        --                  --
  Other assets...........             1         --               --                 1        --                  --
                             ----------       ----------     ----------   -----------        --------           --------
  Total Assets...........     5,187,858        2,898,124      3,333,908    34,249,108         146,181            295,567
                             ----------       ----------     ----------   -----------        --------           --------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............           357               53            208        19,885        --                  --
  Payable for fund shares
   purchased.............       --              --               --           --                   46                 20
  Other liabilities......       --                   691            813           776        --                  --
                             ----------       ----------     ----------   -----------        --------           --------
  Total Liabilities......           357              744          1,021        20,661              46                 20
                             ----------       ----------     ----------   -----------        --------           --------
NET ASSETS:
  For Variable Life
   Contract
   Liabilities...........    $5,187,501       $2,897,380     $3,332,887   $34,228,447        $146,135           $295,547
                             ==========       ==========     ==========   ===========        ========           ========

(b)  Formerly inception, June 23, 2003 to September 30, 2003.

_____________________________________ SA-13 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED

SEPTEMBER 30, 2003


                                                                AMERICAN FUNDS
                           AIM V.I. MID CAP  AIM V.I. PREMIER  ASSET ALLOCATION
                           CORE EQUITY FUND    EQUITY FUND           FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)   SUB-ACCOUNT (B)
                           ----------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............      $--               --$                $--
                               -------             ----             -------
CAPITAL GAINS INCOME.....      --                --                 --
                               -------             ----             -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........           (1)              (2)                 68
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       (2,601)             (50)             (1,981)
                               -------             ----             -------
    Net gain (loss) on
     investments.........       (2,602)             (52)             (1,913)
                               -------             ----             -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $(2,602)            $(52)            $(1,913)
                               =======             ====             =======



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-14 ____________________________________

                            AMERICAN FUNDS
                              BLUE CHIP                        AMERICAN FUNDS                  AMERICAN FUNDS   AMERICAN FUNDS
                              INCOME AND      AMERICAN FUNDS   GLOBAL GROWTH   AMERICAN FUNDS  GROWTH-INCOME    INTERNATIONAL
                             GROWTH FUND        BOND FUND           FUND        GROWTH FUND         FUND             FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT (B)
                           ----------------  ----------------  --------------  --------------  --------------  ----------------
INVESTMENT INCOME:
  Dividends..............      -$-                $--            $   30,421      $  --           $   87,910         $--
                                ------            -------        ----------      ----------      ----------         -------
CAPITAL GAINS INCOME.....      --                 --                --              --              --              --
                                ------            -------        ----------      ----------      ----------         -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........          209            --                  1,174           1,043            (618)          8,039
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        3,624             16,043         1,335,949       6,042,384       6,864,317          53,239
                                ------            -------        ----------      ----------      ----------         -------
    Net gain (loss) on
     investments.........        3,833             16,043         1,337,123       6,043,427       6,863,699          61,278
                                ------            -------        ----------      ----------      ----------         -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....       $3,833            $16,043        $1,367,544      $6,043,427      $6,951,609         $61,278
                                ======            =======        ==========      ==========      ==========         =======


                            AMERICAN FUNDS
                            NEW WORLD FUND
                           SUB-ACCOUNT (B)
                           ----------------
INVESTMENT INCOME:
  Dividends..............      -$-
                                ------
CAPITAL GAINS INCOME.....      --
                                ------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (252)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        9,323
                                ------
    Net gain (loss) on
     investments.........        9,071
                                ------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....       $9,071
                                ======



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-15 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP ASSET  FIDELITY VIP
                           CAPITALIZATION       MANAGER        EQUITY-INCOME
                                FUND           PORTFOLIO           FUND
                            SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                           --------------  ------------------  -------------
INVESTMENT INCOME:
  Dividends..............    $   23,694         $171,761        $  401,869
                             ----------         --------        ----------
CAPITAL GAINS INCOME.....       --              --                 --
                             ----------         --------        ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         4,148           96,401            11,663
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     1,082,640          286,340         2,606,834
                             ----------         --------        ----------
    Net gain (loss) on
     investments.........     1,086,788          382,741         2,618,497
                             ----------         --------        ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $1,110,482         $554,502        $3,020,366
                             ==========         ========        ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-16 ____________________________________

                           FIDELITY VIP  FRANKLIN SMALL    FRANKLIN MUTUAL                                     HARTFORD CAPITAL
                             OVERSEAS       CAP VALUE     SHARES SECURITIES  HARTFORD ADVISERS  HARTFORD BOND    APPRECIATION
                            PORTFOLIO    SECURITIES FUND        FUND             HLS FUND         HLS FUND         HLS FUND
                           SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  ---------------  -----------------  -----------------  -------------  ----------------
INVESTMENT INCOME:
  Dividends..............   $   44,695       $--               $--              $1,072,489       $2,420,440      $    27,243
                            ----------       -------           -------          ----------       ----------      -----------
CAPITAL GAINS INCOME.....      --            --                --                 --                280,137         --
                            ----------       -------           -------          ----------       ----------      -----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       90,312           962              (148)             68,621           48,710         (115,326)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      999,997        (1,106)           (6,336)          5,517,285        1,008,186       19,898,851
                            ----------       -------           -------          ----------       ----------      -----------
    Net gain (loss) on
     investments.........    1,090,309          (144)           (6,484)          5,585,906        1,056,896       19,783,525
                            ----------       -------           -------          ----------       ----------      -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $1,135,004       $  (144)          $(6,484)         $6,658,395       $3,757,473      $19,810,768
                            ==========       =======           =======          ==========       ==========      ===========

                           HARTFORD DIVIDEND
                              AND GROWTH
                               HLS FUND
                              SUB-ACCOUNT
                           -----------------
INVESTMENT INCOME:
  Dividends..............     $   49,497
                              ----------
CAPITAL GAINS INCOME.....        309,633
                              ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (6,422)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      4,820,209
                              ----------
    Net gain (loss) on
     investments.........      4,813,787
                              ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $5,172,917
                              ==========


_____________________________________ SA-17 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                           HARTFORD GLOBAL  HARTFORD GLOBAL  HARTFORD GLOBAL
                              ADVISERS          LEADERS        TECHNOLOGY
                              HLS FUND         HLS FUND         HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  ---------------  ---------------
INVESTMENT INCOME:
  Dividends..............     $--              $  3,773         $--
                              --------         --------         --------
CAPITAL GAINS INCOME.....      --               --               --
                              --------         --------         --------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       51,605          100,593           29,571
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      225,640          275,543          484,168
                              --------         --------         --------
    Net gain (loss) on
     investments.........      277,245          376,136          513,739
                              --------         --------         --------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $277,245         $379,909         $513,739
                              ========         ========         ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-18 ____________________________________

                                                                                  HARTFORD         HARTFORD
                           HARTFORD GROWTH  HARTFORD GROWTH                    INTERNATIONAL     INTERNATIONAL
                             AND INCOME      OPPORTUNITIES   HARTFORD INDEX    SMALL COMPANY     OPPORTUNITIES  HARTFORD MIDCAP
                              HLS FUND         HLS FUND         HLS FUND          HLS FUND         HLS FUND        HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT (B)     SUB-ACCOUNT     SUB-ACCOUNT
                           ---------------  ---------------  --------------  ------------------  -------------  ---------------
INVESTMENT INCOME:
  Dividends..............    $   59,264         $--            $   82,248         $--             $   18,981      $   39,954
                             ----------         -------        ----------         -------         ----------      ----------
CAPITAL GAINS INCOME.....       --              --                168,548         --                 --              --
                             ----------         -------        ----------         -------         ----------      ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........           427              (1)            3,018           1,703           (345,826)         (7,000)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     1,344,968          11,113         6,426,046          11,754          2,311,251       8,619,224
                             ----------         -------        ----------         -------         ----------      ----------
    Net gain (loss) on
     investments.........     1,345,395          11,112         6,429,064          13,457          1,965,425       8,612,224
                             ----------         -------        ----------         -------         ----------      ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $1,404,659         $11,112        $6,679,860         $13,457         $1,984,406      $8,652,178
                             ==========         =======        ==========         =======         ==========      ==========


                           HARTFORD MIDCAP
                           VALUE HLS FUND
                             SUB-ACCOUNT
                           ---------------
INVESTMENT INCOME:
  Dividends..............      $--
                               -------
CAPITAL GAINS INCOME.....      --
                               -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (368)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       14,354
                               -------
    Net gain (loss) on
     investments.........       13,986
                               -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $13,986
                               =======



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-19 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                                            HARTFORD MORTGAGE  HARTFORD SMALL
                           HARTFORD MONEY      SECURITIES         COMPANY
                           MARKET HLS FUND      HLS FUND          HLS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  -----------------  --------------
INVESTMENT INCOME:
  Dividends..............     $626,494          $ 387,509        $  --
                              --------          ---------        ----------
CAPITAL GAINS INCOME.....      --                  60,016           --
                              --------          ---------        ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      --                  (1,176)          (14,992)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      --                (269,724)        6,971,485
                              --------          ---------        ----------
    Net gain (loss) on
     investments.........      --                (270,900)        6,956,493
                              --------          ---------        ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $626,494          $ 176,625        $6,956,493
                              ========          =========        ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-20 ____________________________________

                                             HARTFORD VALUE         MFS NEW                           PUTNAM VT      PUTNAM VT
                           HARTFORD STOCK    OPPORTUNITIES         DISCOVERY       MFS TOTAL RETURN  DIVERSIFIED   GLOBAL ASSET
                              HLS FUND          HLS FUND             SERIES             SERIES       INCOME FUND  ALLOCATION FUND
                            SUB-ACCOUNT     SUB-ACCOUNT (B)     SUB-ACCOUNT (B)    SUB-ACCOUNT (B)   SUB-ACCOUNT    SUB-ACCOUNT
                           --------------  ------------------  ------------------  ----------------  -----------  ---------------
INVESTMENT INCOME:
  Dividends..............    $   80,056         -$-                 $--                --$            $671,633       $ 86,906
                             ----------          ------             -------              ----         --------       --------
CAPITAL GAINS INCOME.....       --              --                  --                 --               --            --
                             ----------          ------             -------              ----         --------       --------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........        (8,797)             81                  59               136          215,082        (95,616)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     9,036,601           5,694              (2,522)              551            6,922        262,354
                             ----------          ------             -------              ----         --------       --------
    Net gain (loss) on
     investments.........     9,027,804           5,775              (2,463)              687          222,004        166,738
                             ----------          ------             -------              ----         --------       --------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $9,107,860          $5,775             $(2,463)             $687         $893,637       $253,644
                             ==========          ======             =======              ====         ========       ========

                             PUTNAM VT
                           GLOBAL EQUITY
                               FUND
                            SUB-ACCOUNT
                           -------------
INVESTMENT INCOME:
  Dividends..............   $   99,598
                            ----------
CAPITAL GAINS INCOME.....      --
                            ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      (70,203)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    1,124,402
                            ----------
    Net gain (loss) on
     investments.........    1,054,199
                            ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $1,153,797
                            ==========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-21 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                            PUTNAM VT
                            GROWTH AND   PUTNAM VT HEALTH  PUTNAM VT HIGH
                           INCOME FUND    SCIENCES FUND      YIELD FUND
                           SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                           ------------  ----------------  --------------
INVESTMENT INCOME:
  Dividends..............  $   634,756      $  58,017        $  982,495
                           -----------      ---------        ----------
CAPITAL GAINS INCOME.....      --             --                --
                           -----------      ---------        ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........   (1,450,940)      (181,807)           25,590
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    4,442,810        804,122           711,426
                           -----------      ---------        ----------
    Net gain (loss) on
     investments.........    2,991,870        622,315           737,016
                           -----------      ---------        ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $ 3,626,626      $ 680,332        $1,719,511
                           ===========      =========        ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-22 ____________________________________

                                          PUTNAM VT                            PUTNAM VT
                                        INTERNATIONAL      PUTNAM VT       INTERNATIONAL NEW                   PUTNAM VT
                            PUTNAM VT    GROWTH AND      INTERNATIONAL       OPPORTUNITIES      PUTNAM VT     MONEY MARKET
                           INCOME FUND   INCOME FUND      EQUITY FUND            FUND         INVESTORS FUND      FUND
                           SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT (A)       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           -----------  -------------  ------------------  -----------------  --------------  ------------
INVESTMENT INCOME:
  Dividends..............   $567,414       $ 84,689        $  228,317          $  17,036        $   45,517      $28,588
                            --------       --------        ----------          ---------        ----------      -------
CAPITAL GAINS INCOME.....     --            --               --                 --                 --            --
                            --------       --------        ----------          ---------        ----------      -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      2,181         74,845            69,708           (142,706)         (726,294)      --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (71,948)       628,468         2,188,996            530,670         1,510,138       --
                            --------       --------        ----------          ---------        ----------      -------
    Net gain (loss) on
     investments.........    (69,767)       703,313         2,258,704            387,964           783,844       --
                            --------       --------        ----------          ---------        ----------      -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $497,647       $788,002        $2,487,021          $ 405,000        $  829,361      $28,588
                            ========       ========        ==========          =========        ==========      =======



(a) Formerly Putnam VT International Growth Fund Sub-Account. Change effective April 30, 2003.


_____________________________________ SA-23 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF OPERATIONS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                                                               PUTNAM VT OTC &
                             PUTNAM VT NEW     PUTNAM VT NEW       EMERGING
                           OPPORTUNITIES FUND   VALUE FUND       GROWTH FUND
                              SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           ------------------  -------------  ------------------
INVESTMENT INCOME:
  Dividends..............      $ --             $  126,223        $ --
                               ----------       ----------        ----------
CAPITAL GAINS INCOME.....        --                --               --
                               ----------       ----------        ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (65,599)         (46,097)         (262,831)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       2,997,681        1,167,822         1,349,373
                               ----------       ----------        ----------
    Net gain (loss) on
     investments.........       2,932,082        1,121,725         1,086,542
                               ----------       ----------        ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $2,932,082       $1,247,948        $1,086,542
                               ==========       ==========        ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-24 ____________________________________

                                                                                            PUTNAM VT
                           PUTNAM VT THE      PUTNAM VT                                      CAPITAL            PUTNAM VT
                           GEORGE PUTNAM   UTILITIES GROWTH   PUTNAM VT    PUTNAM VT      OPPORTUNITIES           EQUITY
                           FUND OF BOSTON  AND INCOME FUND   VISTA FUND   VOYAGER FUND         FUND            INCOME FUND
                            SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT (B)     SUB-ACCOUNT (B)
                           --------------  ----------------  -----------  ------------  ------------------  ------------------
INVESTMENT INCOME:
  Dividends..............     $173,246        $ 142,564      $   --        $  219,826        $--                 $--
                              --------        ---------      ----------    ----------        -------             -------
CAPITAL GAINS INCOME.....      --               --               --           --             --                  --
                              --------        ---------      ----------    ----------        -------             -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      121,734         (132,111)       (339,665)       71,775              1             --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      288,501          445,983       1,262,311     4,394,871         (3,530)             (3,534)
                              --------        ---------      ----------    ----------        -------             -------
    Net gain (loss) on
     investments.........      410,235          313,872         922,646     4,466,646         (3,529)             (3,534)
                              --------        ---------      ----------    ----------        -------             -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $583,481        $ 456,436      $  922,646    $4,686,472        $(3,529)            $(3,534)
                              ========        =========      ==========    ==========        =======             =======



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-25 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED

SEPTEMBER 30, 2003


                                                                AMERICAN FUNDS
                           AIM V.I. MID CAP  AIM V.I. PREMIER  ASSET ALLOCATION
                           CORE EQUITY FUND    EQUITY FUND           FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)   SUB-ACCOUNT (B)
                           ----------------  ----------------  ----------------
OPERATIONS:
  Net investment
   income................      $--               $--              $ --
  Capital gains income...       --               --                 --
  Net realized gain
   (loss) on security
   transactions..........            (1)              (2)                 68
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        (2,601)             (50)             (1,981)
                               --------          -------          ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        (2,602)             (52)             (1,913)
                               ========          =======          ==========
UNIT TRANSACTIONS:
  Purchases..............        13,334           22,197             236,299
  Net transfers..........       176,792           64,473           2,647,684
  Surrenders for benefit
   payments and fees.....       --                     8                 839
  Net loan activity......       --                   752              (6,588)
  Cost of insurance......        (2,801)          (1,677)            (35,877)
                               --------          -------          ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       187,325           85,753           2,842,357
                               --------          -------          ----------
  Net increase (decrease)
   in net assets.........       184,723           85,701           2,840,444
NET ASSETS:
Beginning of year........       --               --                 --
                               --------          -------          ----------
End of year..............      $184,723          $85,701          $2,840,444
                               ========          =======          ==========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-26 ____________________________________

                            AMERICAN FUNDS
                              BLUE CHIP                        AMERICAN FUNDS                  AMERICAN FUNDS   AMERICAN FUNDS
                              INCOME AND      AMERICAN FUNDS   GLOBAL GROWTH   AMERICAN FUNDS  GROWTH-INCOME    INTERNATIONAL
                             GROWTH FUND        BOND FUND           FUND        GROWTH FUND         FUND             FUND
                           SUB-ACCOUNT (B)   SUB-ACCOUNT (B)    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT (B)
                           ----------------  ----------------  --------------  --------------  --------------  ----------------
OPERATIONS:
  Net investment
   income................     $ --               $--            $    30,421     $   --          $    87,910       $ --
  Capital gains income...       --                --                --              --              --              --
  Net realized gain
   (loss) on security
   transactions..........            209          --                  1,174           1,043            (618)           8,039
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................          3,624           16,043         1,335,949       6,042,384       6,864,317           53,239
                              ----------         --------       -----------     -----------     -----------       ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............          3,833           16,043         1,367,544       6,043,427       6,951,609           61,278
                              ==========         ========       ===========     ===========     ===========       ==========
UNIT TRANSACTIONS:
  Purchases..............         71,924           47,960         1,631,506       7,986,180       9,104,870          146,911
  Net transfers..........      1,239,636          718,115         4,456,685      17,523,702      19,236,765        1,656,978
  Surrenders for benefit
   payments and fees.....            812              234           (59,101)       (561,981)       (639,836)             491
  Net loan activity......       --                   (990)          (61,573)       (127,263)       (172,119)        --
  Cost of insurance......        (18,139)         (12,788)         (796,645)     (3,899,370)     (4,669,028)         (29,128)
                              ----------         --------       -----------     -----------     -----------       ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      1,294,233          752,531         5,170,872      20,921,268      22,860,652        1,775,252
                              ----------         --------       -----------     -----------     -----------       ----------
  Net increase (decrease)
   in net assets.........      1,298,066          768,574         6,538,416      26,964,695      29,812,261        1,836,530
NET ASSETS:
Beginning of year........       --                --              4,555,231      21,554,700      28,492,213         --
                              ----------         --------       -----------     -----------     -----------       ----------
End of year..............     $1,298,066         $768,574       $11,093,647     $48,519,395     $58,304,474       $1,836,530
                              ==========         ========       ===========     ===========     ===========       ==========


                            AMERICAN FUNDS
                            NEW WORLD FUND
                           SUB-ACCOUNT (B)
                           ----------------
OPERATIONS:
  Net investment
   income................      $--
  Capital gains income...       --
  Net realized gain
   (loss) on security
   transactions..........          (252)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................         9,323
                               --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............         9,071
                               ========
UNIT TRANSACTIONS:
  Purchases..............        10,802
  Net transfers..........       332,804
  Surrenders for benefit
   payments and fees.....            (9)
  Net loan activity......       --
  Cost of insurance......        (5,217)
                               --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       338,380
                               --------
  Net increase (decrease)
   in net assets.........       347,451
NET ASSETS:
Beginning of year........       --
                               --------
End of year..............      $347,451
                               ========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-27 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP ASSET  FIDELITY VIP
                           CAPITALIZATION       MANAGER        EQUITY-INCOME
                                FUND           PORTFOLIO           FUND
                            SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                           --------------  ------------------  -------------
OPERATIONS:
  Net investment
   income................    $   23,694        $  171,761       $   401,869
  Capital gains income...       --               --                 --
  Net realized gain
   (loss) on security
   transactions..........         4,148            96,401            11,663
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     1,082,640           286,340         2,606,834
                             ----------        ----------       -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     1,110,482           554,502         3,020,366
                             ==========        ==========       ===========
UNIT TRANSACTIONS:
  Purchases..............       782,691           786,984         3,425,446
  Net transfers..........     2,090,270          (536,961)        3,595,747
  Surrenders for benefit
   payments and fees.....       (68,359)         (155,611)         (863,904)
  Net loan activity......       (22,383)          (49,788)         (293,374)
  Cost of insurance......      (363,338)         (513,664)       (2,151,199)
                             ----------        ----------       -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     2,418,881          (469,040)        3,712,716
                             ----------        ----------       -----------
  Net increase (decrease)
   in net assets.........     3,529,363            85,462         6,733,082
NET ASSETS:
Beginning of year........     2,199,212         4,466,715        20,318,058
                             ----------        ----------       -----------
End of year..............    $5,728,575        $4,552,177       $27,051,140
                             ==========        ==========       ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-28 ____________________________________

                           FIDELITY VIP  FRANKLIN SMALL    FRANKLIN MUTUAL                                     HARTFORD CAPITAL
                             OVERSEAS       CAP VALUE     SHARES SECURITIES  HARTFORD ADVISERS  HARTFORD BOND    APPRECIATION
                            PORTFOLIO    SECURITIES FUND        FUND             HLS FUND         HLS FUND         HLS FUND
                           SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  ---------------  -----------------  -----------------  -------------  ----------------
OPERATIONS:
  Net investment
   income................  $    44,695      $--               $--               $ 1,072,489      $ 2,420,440     $     27,243
  Capital gains income...      --            --                --                  --                280,137         --
  Net realized gain
   (loss) on security
   transactions..........       90,312           962              (148)              68,621           48,710         (115,326)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      999,997        (1,106)           (6,336)           5,517,285        1,008,186       19,898,851
                           -----------      --------          --------          -----------      -----------     ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    1,135,004          (144)           (6,484)           6,658,395        3,757,473       19,810,768
                           ===========      ========          ========          ===========      ===========     ============
UNIT TRANSACTIONS:
  Purchases..............      770,411        37,560            25,685           13,894,231        8,725,459       17,823,948
  Net transfers..........   (1,650,986)      726,567           876,266            8,841,847       16,024,055        6,533,249
  Surrenders for benefit
   payments and fees.....     (145,843)          (54)              109           (2,001,349)      (1,796,358)      (4,033,980)
  Net loan activity......      (44,404)           (9)           (3,320)          (2,741,849)        (309,578)      (2,586,658)
  Cost of insurance......     (369,679)       (8,461)          (10,418)          (8,129,789)      (5,728,433)     (10,492,917)
                           -----------      --------          --------          -----------      -----------     ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   (1,440,501)      755,603           888,322            9,863,091       16,915,145        7,243,642
                           -----------      --------          --------          -----------      -----------     ------------
  Net increase (decrease)
   in net assets.........     (305,497)      755,459           881,838           16,521,486       20,672,618       27,054,410
NET ASSETS:
Beginning of year........    4,915,614       --                --                66,113,258       46,948,610       95,055,145
                           -----------      --------          --------          -----------      -----------     ------------
End of year..............  $ 4,610,117      $755,459          $881,838          $82,634,744      $67,621,228     $122,109,555
                           ===========      ========          ========          ===========      ===========     ============

                           HARTFORD DIVIDEND
                              AND GROWTH
                               HLS FUND
                              SUB-ACCOUNT
                           -----------------
OPERATIONS:
  Net investment
   income................     $    49,497
  Capital gains income...         309,633
  Net realized gain
   (loss) on security
   transactions..........          (6,422)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       4,820,209
                              -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       5,172,917
                              ===========
UNIT TRANSACTIONS:
  Purchases..............       7,816,158
  Net transfers..........       9,960,903
  Surrenders for benefit
   payments and fees.....      (2,311,456)
  Net loan activity......      (1,678,786)
  Cost of insurance......      (4,411,960)
                              -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       9,374,859
                              -----------
  Net increase (decrease)
   in net assets.........      14,547,776
NET ASSETS:
Beginning of year........      41,219,295
                              -----------
End of year..............     $55,767,071
                              ===========


_____________________________________ SA-29 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                           HARTFORD GLOBAL  HARTFORD GLOBAL  HARTFORD GLOBAL
                              ADVISERS          LEADERS        TECHNOLOGY
                              HLS FUND         HLS FUND         HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  ---------------  ---------------
OPERATIONS:
  Net investment
   income................    $  --            $    3,773       $  --
  Capital gains income...       --               --               --
  Net realized gain
   (loss) on security
   transactions..........        51,605          100,593           29,571
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       225,640          275,543          484,168
                             ----------       ----------       ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       277,245          379,909          513,739
                             ==========       ==========       ==========
UNIT TRANSACTIONS:
  Purchases..............       366,353          433,867          162,532
  Net transfers..........      (260,273)        (362,214)         (41,648)
  Surrenders for benefit
   payments and fees.....       (22,882)          (7,369)         (28,344)
  Net loan activity......       (27,877)         (23,529)          (9,547)
  Cost of insurance......      (257,641)        (240,441)        (150,241)
                             ----------       ----------       ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      (202,320)        (199,686)         (67,248)
                             ----------       ----------       ----------
  Net increase (decrease)
   in net assets.........        74,925          180,223          446,491
NET ASSETS:
Beginning of year........     2,073,101        1,737,423        1,252,159
                             ----------       ----------       ----------
End of year..............    $2,148,026       $1,917,646       $1,698,650
                             ==========       ==========       ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-30 ____________________________________

                                                                                  HARTFORD         HARTFORD
                           HARTFORD GROWTH  HARTFORD GROWTH                    INTERNATIONAL     INTERNATIONAL
                             AND INCOME      OPPORTUNITIES   HARTFORD INDEX    SMALL COMPANY     OPPORTUNITIES  HARTFORD MIDCAP
                              HLS FUND         HLS FUND         HLS FUND          HLS FUND         HLS FUND        HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT (B)     SUB-ACCOUNT     SUB-ACCOUNT
                           ---------------  ---------------  --------------  ------------------  -------------  ---------------
OPERATIONS:
  Net investment
   income................    $    59,264       $--            $    82,248         $--             $    18,981     $    39,954
  Capital gains income...       --              --                168,548         --                  --             --
  Net realized gain
   (loss) on security
   transactions..........            427             (1)            3,018            1,703           (345,826)         (7,000)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      1,344,968         11,113         6,426,046           11,754          2,311,251       8,619,224
                             -----------       --------       -----------         --------        -----------     -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      1,404,659         11,112         6,679,860           13,457          1,984,406       8,652,178
                             ===========       ========       ===========         ========        ===========     ===========
UNIT TRANSACTIONS:
  Purchases..............      2,000,728         49,733        11,014,651            5,923          2,532,244       8,056,653
  Net transfers..........      1,282,012        902,191           694,276          221,852         (2,222,535)      7,938,036
  Surrenders for benefit
   payments and fees.....       (155,932)            53        (1,594,456)               3           (854,261)     (1,062,574)
  Net loan activity......        (45,841)       --               (447,094)        --                 (669,334)       (611,102)
  Cost of insurance......     (1,163,474)       (18,746)       (5,508,426)          (2,862)        (1,269,795)     (4,841,318)
                             -----------       --------       -----------         --------        -----------     -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      1,917,493        933,231         4,158,951          224,916         (2,483,681)      9,479,695
                             -----------       --------       -----------         --------        -----------     -----------
  Net increase (decrease)
   in net assets.........      3,322,152        944,343        10,838,811          238,373           (499,275)     18,131,873
NET ASSETS:
Beginning of year........      8,913,526        --             44,820,418         --               15,335,597      37,941,494
                             -----------       --------       -----------         --------        -----------     -----------
End of year..............    $12,235,678       $944,343       $55,659,229         $238,373        $14,836,322     $56,073,367
                             ===========       ========       ===========         ========        ===========     ===========


                           HARTFORD MIDCAP
                           VALUE HLS FUND
                             SUB-ACCOUNT
                           ---------------
OPERATIONS:
  Net investment
   income................     $--
  Capital gains income...      --
  Net realized gain
   (loss) on security
   transactions..........         (368)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       14,354
                              --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       13,986
                              ========
UNIT TRANSACTIONS:
  Purchases..............       32,848
  Net transfers..........      670,295
  Surrenders for benefit
   payments and fees.....      (64,594)
  Net loan activity......         (780)
  Cost of insurance......       (8,133)
                              --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      629,636
                              --------
  Net increase (decrease)
   in net assets.........      643,622
NET ASSETS:
Beginning of year........      --
                              --------
End of year..............     $643,622
                              ========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-31 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                                            HARTFORD MORTGAGE  HARTFORD SMALL
                           HARTFORD MONEY      SECURITIES         COMPANY
                           MARKET HLS FUND      HLS FUND          HLS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  -----------------  --------------
OPERATIONS:
  Net investment
   income................   $    626,494       $   387,509      $   --
  Capital gains income...       --                  60,016          --
  Net realized gain
   (loss) on security
   transactions..........       --                  (1,176)         (14,992)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       --                (269,724)       6,971,485
                            ------------       -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        626,494           176,625        6,956,493
                            ============       ===========      ===========
UNIT TRANSACTIONS:
  Purchases..............    125,169,205         2,144,369        3,838,979
  Net transfers..........    (96,205,751)        1,302,437        4,314,420
  Surrenders for benefit
   payments and fees.....    (12,964,724)         (464,856)        (964,434)
  Net loan activity......     (9,710,557)         (152,763)        (943,780)
  Cost of insurance......    (13,781,300)       (1,257,490)      (2,132,980)
                            ------------       -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     (7,493,127)        1,571,697        4,112,205
                            ------------       -----------      -----------
  Net increase (decrease)
   in net assets.........     (6,866,633)        1,748,322       11,068,698
NET ASSETS:
Beginning of year........    109,475,326        10,511,393       18,273,716
                            ------------       -----------      -----------
End of year..............   $102,608,693       $12,259,715      $29,342,414
                            ============       ===========      ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-32 ____________________________________

                                             HARTFORD VALUE         MFS NEW                            PUTNAM VT       PUTNAM VT
                           HARTFORD STOCK    OPPORTUNITIES         DISCOVERY       MFS TOTAL RETURN   DIVERSIFIED    GLOBAL ASSET
                              HLS FUND          HLS FUND             SERIES             SERIES        INCOME FUND   ALLOCATION FUND
                            SUB-ACCOUNT     SUB-ACCOUNT (B)     SUB-ACCOUNT (B)    SUB-ACCOUNT (B)    SUB-ACCOUNT     SUB-ACCOUNT
                           --------------  ------------------  ------------------  ----------------  -------------  ---------------
OPERATIONS:
  Net investment
   income................   $    80,056         $--                 $--               $ --            $   671,633     $   86,906
  Capital gains income...       --              --                  --                  --                --             --
  Net realized gain
   (loss) on security
   transactions..........        (8,797)              81                  59                 136          215,082        (95,616)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     9,036,601            5,694              (2,522)                551            6,922        262,354
                            -----------         --------            --------          ----------      -----------     ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     9,107,860            5,775              (2,463)                687          893,637        253,644
                            ===========         ========            ========          ==========      ===========     ==========
UNIT TRANSACTIONS:
  Purchases..............    13,769,127           18,531               7,956              93,569          960,142        235,338
  Net transfers..........     1,822,267          216,184             166,969           1,202,725       (4,274,523)      (446,584)
  Surrenders for benefit
   payments and fees.....    (2,662,645)          (2,195)                  4             (66,089)        (439,131)      (176,001)
  Net loan activity......    (2,556,890)            (275)           --                  --               (160,628)       (38,231)
  Cost of insurance......    (7,781,666)          (3,330)             (2,273)            (10,165)        (576,657)      (182,053)
                            -----------         --------            --------          ----------      -----------     ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     2,590,193          228,915             172,656           1,220,040       (4,490,797)      (607,531)
                            -----------         --------            --------          ----------      -----------     ----------
  Net increase (decrease)
   in net assets.........    11,698,053          234,690             170,193           1,220,727       (3,597,160)      (353,887)
NET ASSETS:
Beginning of year........    71,633,353         --                  --                  --              6,526,336      2,121,661
                            -----------         --------            --------          ----------      -----------     ----------
End of year..............   $83,331,406         $234,690            $170,193          $1,220,727      $ 2,929,176     $1,767,774
                            ===========         ========            ========          ==========      ===========     ==========

                             PUTNAM VT
                           GLOBAL EQUITY
                               FUND
                            SUB-ACCOUNT
                           -------------
OPERATIONS:
  Net investment
   income................   $   99,598
  Capital gains income...      --
  Net realized gain
   (loss) on security
   transactions..........      (70,203)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    1,124,402
                            ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    1,153,797
                            ==========
UNIT TRANSACTIONS:
  Purchases..............    1,354,963
  Net transfers..........     (586,758)
  Surrenders for benefit
   payments and fees.....     (369,567)
  Net loan activity......     (130,308)
  Cost of insurance......     (725,741)
                            ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     (457,411)
                            ----------
  Net increase (decrease)
   in net assets.........      696,386
NET ASSETS:
Beginning of year........    7,401,321
                            ----------
End of year..............   $8,097,707
                            ==========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-33 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                            PUTNAM VT
                            GROWTH AND   PUTNAM VT HEALTH  PUTNAM VT HIGH
                           INCOME FUND    SCIENCES FUND      YIELD FUND
                           SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                           ------------  ----------------  --------------
OPERATIONS:
  Net investment
   income................  $   634,756     $    58,017      $   982,495
  Capital gains income...      --             --                --
  Net realized gain
   (loss) on security
   transactions..........   (1,450,940)       (181,807)          25,590
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    4,442,810         804,122          711,426
                           -----------     -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    3,626,626         680,332        1,719,511
                           ===========     ===========      ===========
UNIT TRANSACTIONS:
  Purchases..............    4,409,176       1,297,206        1,117,665
  Net transfers..........   (7,354,210)     (1,799,783)       2,358,932
  Surrenders for benefit
   payments and fees.....   (1,216,738)       (199,387)        (548,567)
  Net loan activity......   (1,224,268)        (59,674)          36,784
  Cost of insurance......   (2,810,030)       (805,003)        (840,686)
                           -----------     -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   (8,196,070)     (1,566,641)       2,124,128
                           -----------     -----------      -----------
  Net increase (decrease)
   in net assets.........   (4,569,444)       (886,309)       3,843,639
NET ASSETS:
Beginning of year........   29,103,976       6,770,172        7,671,827
                           -----------     -----------      -----------
End of year..............  $24,534,532     $ 5,883,863      $11,515,466
                           ===========     ===========      ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-34 ____________________________________

                                           PUTNAM VT                            PUTNAM VT
                                         INTERNATIONAL      PUTNAM VT       INTERNATIONAL NEW                   PUTNAM VT
                            PUTNAM VT     GROWTH AND      INTERNATIONAL       OPPORTUNITIES      PUTNAM VT     MONEY MARKET
                           INCOME FUND    INCOME FUND      EQUITY FUND            FUND         INVESTORS FUND      FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT (A)       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  -------------  ------------------  -----------------  --------------  ------------
OPERATIONS:
  Net investment
   income................  $   567,414    $    84,689      $   228,317         $   17,036       $    45,517    $    28,588
  Capital gains income...      --             --              --                 --                 --             --
  Net realized gain
   (loss) on security
   transactions..........        2,181         74,845           69,708           (142,706)         (726,294)       --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (71,948)       628,468        2,188,996            530,670         1,510,138        --
                           -----------    -----------      -----------         ----------       -----------    -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      497,647        788,002        2,487,021            405,000           829,361         28,588
                           ===========    ===========      ===========         ==========       ===========    ===========
UNIT TRANSACTIONS:
  Purchases..............    1,968,394        827,005        3,556,207            508,525         1,082,471        996,561
  Net transfers..........    1,117,838     (2,301,851)         759,052           (867,314)       (2,696,625)    (1,142,159)
  Surrenders for benefit
   payments and fees.....     (203,582)      (108,596)        (984,950)           (94,074)         (158,562)      (600,492)
  Net loan activity......      (53,664)       (26,763)        (471,231)           (31,753)          (83,060)       365,519
  Cost of insurance......   (1,034,752)      (480,119)      (1,917,471)          (317,710)         (680,833)      (473,892)
                           -----------    -----------      -----------         ----------       -----------    -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    1,794,234     (2,090,324)         941,607           (802,326)       (2,536,609)      (854,463)
                           -----------    -----------      -----------         ----------       -----------    -----------
  Net increase (decrease)
   in net assets.........    2,291,881     (1,302,322)       3,428,628           (397,326)       (1,707,248)      (825,875)
NET ASSETS:
Beginning of year........   10,108,105      4,121,367       19,007,782          2,811,828         6,230,521      4,572,614
                           -----------    -----------      -----------         ----------       -----------    -----------
End of year..............  $12,399,986    $ 2,819,045      $22,436,410         $2,414,502       $ 4,523,273    $ 3,746,739
                           ===========    ===========      ===========         ==========       ===========    ===========



(a) Formerly Putnam VT International Growth Fund Sub-Account. Change effective April 30, 2003.


_____________________________________ SA-35 ____________________________________

 SEPARATE ACCOUNT VL I

--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED -- (CONTINUED)

SEPTEMBER 30, 2003


                                                               PUTNAM VT OTC &
                             PUTNAM VT NEW     PUTNAM VT NEW       EMERGING
                           OPPORTUNITIES FUND   VALUE FUND       GROWTH FUND
                              SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           ------------------  -------------  ------------------
OPERATIONS:
  Net investment
   income................     $  --             $   126,223      $  --
  Capital gains income...        --                 --              --
  Net realized gain
   (loss) on security
   transactions..........         (65,599)          (46,097)        (262,831)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       2,997,681         1,167,822        1,349,373
                              -----------       -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       2,932,082         1,247,948        1,086,542
                              ===========       ===========      ===========
UNIT TRANSACTIONS:
  Purchases..............       3,282,663         1,656,218          808,479
  Net transfers..........      (1,652,080)       (3,043,818)      (2,434,877)
  Surrenders for benefit
   payments and fees.....        (643,327)         (374,174)        (125,939)
  Net loan activity......         (80,869)          (46,827)        (180,120)
  Cost of insurance......      (1,592,600)         (894,577)        (458,342)
                              -----------       -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........        (686,213)       (2,703,178)      (2,390,799)
                              -----------       -----------      -----------
  Net increase (decrease)
   in net assets.........       2,245,869        (1,455,230)      (1,304,257)
NET ASSETS:
Beginning of year........      14,027,023         7,880,826        4,333,155
                              -----------       -----------      -----------
End of year..............     $16,272,892       $ 6,425,596      $ 3,028,898
                              ===========       ===========      ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-36 ____________________________________

                                                                                              PUTNAM VT
                           PUTNAM VT THE      PUTNAM VT                                        CAPITAL            PUTNAM VT
                           GEORGE PUTNAM   UTILITIES GROWTH    PUTNAM VT     PUTNAM VT      OPPORTUNITIES           EQUITY
                           FUND OF BOSTON  AND INCOME FUND    VISTA FUND    VOYAGER FUND         FUND            INCOME FUND
                            SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT (B)     SUB-ACCOUNT (B)
                           --------------  ----------------  -------------  ------------  ------------------  ------------------
OPERATIONS:
  Net investment
   income................    $  173,246       $  142,564      $   --        $   219,826        $--                 $--
  Capital gains income...       --              --                --            --             --                  --
  Net realized gain
   (loss) on security
   transactions..........       121,734         (132,111)        (339,665)       71,775               1            --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       288,501          445,983        1,262,311     4,394,871          (3,530)             (3,534)
                             ----------       ----------      -----------   -----------        --------            --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       583,481          456,436          922,646     4,686,472          (3,529)             (3,534)
                             ==========       ==========      ===========   ===========        ========            ========
UNIT TRANSACTIONS:
  Purchases..............       913,060          439,445        1,005,768     6,160,732           6,386              15,110
  Net transfers..........      (736,172)        (917,764)      (1,817,094)   (2,643,168)        144,464             287,847
  Surrenders for benefit
   payments and fees.....      (340,375)        (111,789)         (76,543)     (955,994)       --                        (1)
  Net loan activity......       (25,507)         (41,499)         (64,932)     (759,819)       --                  --
  Cost of insurance......      (657,768)        (314,732)        (568,220)   (3,482,531)         (1,186)             (3,875)
                             ----------       ----------      -----------   -----------        --------            --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      (846,762)        (946,339)      (1,521,021)   (1,680,780)        149,664             299,081
                             ----------       ----------      -----------   -----------        --------            --------
  Net increase (decrease)
   in net assets.........      (263,281)        (489,903)        (598,375)    3,005,692         146,135             295,547
NET ASSETS:
Beginning of year........     5,450,782        3,387,283        3,931,262    31,222,755        --                  --
                             ----------       ----------      -----------   -----------        --------            --------
End of year..............    $5,187,501       $2,897,380      $ 3,332,887   $34,228,447        $146,135            $295,547
                             ==========       ==========      ===========   ===========        ========            ========



(b)  Formerly inception, June 23, 2003 to September 30, 2003.


_____________________________________ SA-37 ____________________________________

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 BALANCE SHEETS
                         (STATUTORY BASIS) -- UNAUDITED
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

            --------------------------------------------------------


                                                         AS OF SEPTEMBER 30,
                                                      -------------------------
                                                         2003          2002
                                                      -------------------------
 ASSETS
   Bonds                                              $ 5,796,071   $ 4,146,259
   Common and preferred stocks                              8,912        13,271
   Mortgage loans                                         106,312       156,199
   Real estate                                             25,533        24,228
   Policy loans                                           280,909       260,274
   Cash and short-term investments                        497,459       592,932
   Other invested assets                                   16,461        15,434
                                                      -------------------------
                     TOTAL CASH AND INVESTED ASSETS     6,731,657     5,208,597
                                                      -------------------------
   Investment income due and accrued                       76,580        66,338
   Federal income taxes recoverable                        52,414        24,923
   Deferred tax asset                                      55,071        45,539
   Other assets                                           300,175        79,301
   Separate account assets                             45,466,989    32,913,690
                                                      -------------------------
                                       TOTAL ASSETS   $52,682,886   $38,338,388
                                                      -------------------------
 LIABILITIES
   Aggregate reserves for life and accident and
     health policies                                  $ 6,722,100   $ 5,766,695
   Liability for deposit type contracts                    88,412        53,895
   Policy and contract claim liabilities                   29,546        25,755
   Asset valuation reserve                                 15,512           291
   Payable to affiliates                                   39,118        26,129
   Accrued expense allowances and other amounts due
     from separate accounts                            (1,515,883)   (1,131,864)
   Other liabilities                                      946,706       339,154
   Separate account liabilities                        45,466,989    32,913,690
                                                      -------------------------
                                  TOTAL LIABILITIES    51,792,500    37,993,745
                                                      -------------------------
 CAPITAL AND SURPLUS
   Common stock -- 3,000 shares authorized, 2,000
     shares issued and outstanding                          2,500         2,500
   Gross paid-in and contributed surplus                1,371,883       986,883
   Unassigned funds                                      (483,997)     (644,740)
                                                      -------------------------
                          TOTAL CAPITAL AND SURPLUS       890,386       344,643
                                                      -------------------------
             TOTAL LIABILITIES, CAPITAL AND SURPLUS   $52,682,886   $38,338,388
                                                      -------------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                         (STATUTORY BASIS) -- UNAUDITED
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

            --------------------------------------------------------


                                                       FOR THE PERIODS ENDED
                                                           SEPTEMBER 30,
                                                      -----------------------
                                                         2003         2002
                                                      -----------------------
 REVENUES
   Premiums and annuity considerations                $8,977,225   $2,165,981
   Considerations for supplementary contracts with
     life contingencies                                        1           71
   Net investment income                                 246,949      167,763
   Commissions and expense allowances on
     reinsurance ceded                                    41,686      271,422
   Reserve adjustment on reinsurance ceded              (618,489)   3,245,929
   Fee income                                            684,607      619,833
   Other revenues                                         29,630       14,327
                                                      -----------------------
                                     TOTAL REVENUES    9,361,609    6,485,326
                                                      -----------------------
 BENEFITS AND EXPENSES
   Death and annuity benefits                            159,776      160,380
   Disability and other benefits                           8,869        8,924
   Surrenders and other fund withdrawals               3,033,456    3,509,670
   Commissions                                           547,135      410,576
   Increase in aggregate reserves for life and
     accident and health policies                        590,761    1,420,359
   General insurance expenses                            306,981      245,366
   Net transfers to separate accounts                  4,883,698    1,386,866
   Modified coinsurance adjustment on reinsurance
     assumed                                            (315,453)    (403,811)
   Other expenses                                         28,961       25,753
                                                      -----------------------
                        TOTAL BENEFITS AND EXPENSES    9,244,184    6,764,083
                                                      -----------------------
 NET (LOSS) GAIN FROM OPERATIONS BEFORE FEDERAL
  INCOME TAX (BENEFIT) EXPENSE                           117,425     (278,757)
   Federal income tax (benefit) expense                  (15,118)      (7,135)
                                                      -----------------------
 NET (LOSS) GAIN FROM OPERATIONS                         132,543     (271,622)
   Net realized capital losses, after tax                (19,504)     (43,434)
                                                      -----------------------
                                  NET INCOME (LOSS)   $  113,039   $ (315,056)
                                                      -----------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                         (STATUTORY BASIS) -- UNAUDITED
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

            --------------------------------------------------------


                                                      FOR THE PERIODS ENDED
                                                          SEPTEMBER 30,
                                                      ----------------------
                                                         2003        2002
                                                      ----------------------
 COMMON STOCK -- 3,000 SHARES AUTHORIZED, 2,000
  SHARES ISSUED AND OUTSTANDING
   Balance, beginning and end of year                 $    2,500   $   2,500
                                                      ----------------------
 GROSS PAID-IN AND CONTRIBUTED SURPLUS,
   Beginning of period                                 1,221,883     226,043
   Capital contribution                                  150,000     760,840
                                                      ----------------------
   Balance, end of period                              1,371,883     986,883
                                                      ----------------------
 UNASSIGNED FUNDS
   Balance, beginning of year                           (636,114)   (318,168)
   Net income                                            113,039    (315,056)
   Change in net unrealized capital (losses) gains
     on common stocks and other invested assets           (5,268)     (8,965)
   Change in net admitted deferred income tax             25,249       3,210
   Change in reserve valuation basis                          --           0
   Change in asset valuation reserve                     (15,249)       (291)
   Change in non-admitted assets                          (2,745)     (5,470)
   Change in liability for reinsurance in
     unauthorized companies                               36,926           0
   Cummulative effect of change in accounting
     principles                                              165           0
   Credit on reinsurance ceded                                --          --
                                                      ----------------------
   Balance, end of period                               (483,997)   (644,740)
                                                      ----------------------
 CAPITAL AND SURPLUS,
   End of period                                      $  890,386   $ 344,643
                                                      ----------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                         (STATUTORY BASIS) -- UNAUDITED
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

            --------------------------------------------------------


                                                       FOR THE PERIODS ENDED
                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         2003         2002
                                                      ------------------------
 OPERATING ACTIVITIES
   Premiums and annuity considerations                $8,978,794   $ 5,684,833
   Net investment income                                 268,542       158,613
   Other income                                          111,507     1,035,106
                                                      ------------------------
     Total income                                      9,358,843     6,878,552
                                                      ------------------------
   Benefits paid                                       3,198,717     3,643,831
   Federal income tax (recoveries) payments               20,331      (130,772)
   Net transfers to separate accounts                  5,171,595     1,033,003
   Other expenses                                        343,596       762,729
                                                      ------------------------
     Total benefits and expenses                       8,734,239     5,308,791
                                                      ------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES      624,604     1,569,761
                                                      ------------------------
 INVESTING ACTIVITIES
   PROCEEDS FROM INVESTMENTS SOLD AND MATURED
   Bonds                                               1,782,055     1,060,605
   Common and preferred stocks                             4,031             0
   Mortgage loans                                         30,997        23,649
   Other                                                  12,195        75,319
                                                      ------------------------
                          TOTAL INVESTMENT PROCEEDS    1,829,278     1,159,573
                                                      ------------------------
   COST OF INVESTMENTS ACQUIRED
   Bonds                                               2,675,043     2,598,644
   Common and preferred stocks                             3,098            48
   Mortgage loans                                              0           226
   Real estate                                               722             0
   Other                                                  99,971         2,312
                                                      ------------------------
                         TOTAL INVESTMENTS ACQUIRED    2,778,834     2,601,230
                                                      ------------------------
   Net increase in policy loans                           14,153        10,054
                                                      ------------------------
             NET CASH USED FOR INVESTING ACTIVITIES     (963,709)   (1,451,711)
                                                      ------------------------
 FINANCING AND MISCELLANEOUS ACTIVITIES
   Capital contribution                                  150,000             0
   Net other cash provided                               201,540        53,119
                                                      ------------------------
   NET CASH PROVIDED BY FINANCING AND MISCELLANEOUS
                                         ACTIVITIES      351,540        53,119
                                                      ------------------------
 Net increase in cash and short-term investments          12,435       171,169
 Cash and short-term investments, beginning of year      485,024       421,764
                                                      ------------------------
     CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD   $  497,459   $   592,933
                                                      ------------------------

 INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT VL I

We have audited the accompanying statements of assets and liabilities of Hartford Life and Annuity Insurance Company ("the Company"), Separate Account VL I comprising the American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds Global Small Capitalization Fund, Fidelity VIP Asset Manager Portfolio, Fidelity VIP Equity-Income Fund, Fidelity VIP Overseas Portfolio, Hartford Advisers HLS Fund, Inc., Hartford Bond HLS Bond Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Global Advisers HLS Fund, Hartford Global Leaders HLS Fund, Hartford Global Technology HLS Fund, Hartford Growth and Income HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford MidCap HLS Fund, Hartford Money Market HLS Fund, Hartford Mortgage Securities HLS Fund, Hartford Small Company HLS Fund, Hartford Stock HLS Fund, Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Equity Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Growth and Income Fund, Putnam VT International Growth Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and the Putnam VT Voyager Fund, as of December 31, 2002, and the related statements of operations and statements of changes in net assets for the year then ended. These financial statements are the responsibility of the Company"s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of changes in net assets and financial highlights included in footnote 6, both for the year ended December 31, 2001 were audited by other auditors whose report, dated February 22, 2002, expressed an unqualified opinion on those statements and financial highlights.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2002 by correspondence with investment companies; where replies were not received, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting the Hartford Life and Annuity Insurance Company, Separate Account VL I as of December 31, 2002, the results of their operations, and the changes in their net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Hartford, Connecticut
February 21, 2003

_____________________________________ SA-1 _____________________________________

COPY -- THIS REPORT HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN LLP

 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
TO HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT VL I AND TO THE OWNERS
OF UNITS OF INTEREST THEREIN:

We have audited the accompanying statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account VL I (Hartford Bond HLS Fund, Hartford Stock HLS Fund, Hartford Money Market HLS Fund, Hartford Advisers HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Mortgage Securities HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Growth and Income HLS Fund, Hartford Global Advisers HLS Fund, Hartford Small Company HLS Fund, Hartford MidCap HLS Fund, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP II Asset Manager Portfolio, Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, The George Putnam Fund of Boston, Putnam VT Global Asset Allocation Fund, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, Putnam VT Voyager Fund, American Funds Global Growth Fund, American Funds Global Small Capitalization Fund, American Funds Growth-Income Fund, American Funds Growth Fund, Hartford Global Leaders HLS Fund and Hartford Global Technology HLS Fund sub-accounts) (collectively, the Account), as of
December 31, 2001, and the related statements of operations for the periods presented in the year then ended and the statements of changes in net assets for the periods presented in the three years then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2001, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2001, and the results of their operations and the changes in their net assets for the periods presented in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Hartford, Connecticut
February 22, 2002

_____________________________________ SA-2 _____________________________________

                      (This page intentionally left blank)

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2002

                           AMERICAN FUNDS                  AMERICAN FUNDS
                           GLOBAL GROWTH   AMERICAN FUNDS  GROWTH-INCOME
                                FUND        GROWTH FUND         FUND
                            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                           --------------  --------------  --------------
ASSETS
  Investments
    Number of Shares.....       402,407         647,481       1,116,462
                             ==========     ===========     ===========
    Cost.................    $5,139,060     $26,344,491     $32,871,265
                             ==========     ===========     ===========
    Market Value.........    $4,555,244     $21,554,646     $28,492,100
  Due from Hartford Life
   and Annuity Insurance
   Company...............         5,218          57,506         118,428
  Receivable from fund
   shares sold...........       --              --              --
  Other assets...........       --                   54             113
                             ----------     -----------     -----------
  Total Assets...........     4,560,462      21,612,206      28,610,641
                             ----------     -----------     -----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --              --              --
  Payable for fund shares
   purchased.............         5,218          57,506         118,428
  Other liabilities......            13         --              --
                             ----------     -----------     -----------
  Total Liabilities......         5,231          57,506         118,428
                             ----------     -----------     -----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $4,555,231     $21,554,700     $28,492,213
                             ==========     ===========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-4 _____________________________________

                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP ASSET  FIDELITY VIP   FIDELITY VIP
                           CAPITALIZATION       MANAGER        EQUITY-INCOME    OVERSEAS    HARTFORD ADVISERS  HARTFORD BOND
                                FUND           PORTFOLIO           FUND        PORTFOLIO        HLS FUND         HLS FUND
                            SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           --------------  ------------------  -------------  ------------  -----------------  -------------
ASSETS
  Investments
    Number of Shares.....       238,269           350,334         1,118,848       447,697        3,374,344        3,927,918
                             ==========        ==========       ===========    ==========      ===========      ===========
    Cost.................    $2,636,259        $5,314,974       $25,774,171    $8,310,688      $86,031,256      $44,137,818
                             ==========        ==========       ===========    ==========      ===========      ===========
    Market Value.........    $2,199,219        $4,466,754       $20,318,278    $4,915,715      $66,113,250      $46,948,697
  Due from Hartford Life
   and Annuity Insurance
   Company...............        10,279               837           --              2,463           77,470          --
  Receivable from fund
   shares sold...........       --               --                  37,731       --              --                615,342
  Other assets...........       --               --                 --            --                     8          --
                             ----------        ----------       -----------    ----------      -----------      -----------
  Total Assets...........     2,209,498         4,467,591        20,356,009     4,918,178       66,190,728       47,564,039
                             ----------        ----------       -----------    ----------      -----------      -----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --               --                  37,731       --              --                615,342
  Payable for fund shares
   purchased.............        10,279               837           --              2,463           77,470          --
  Other liabilities......             7                39               220           101         --                     87
                             ----------        ----------       -----------    ----------      -----------      -----------
  Total Liabilities......        10,286               876            37,951         2,564           77,470          615,429
                             ----------        ----------       -----------    ----------      -----------      -----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $2,199,212        $4,466,715       $20,318,058    $4,915,614      $66,113,258      $46,948,610
                             ==========        ==========       ===========    ==========      ===========      ===========


                           HARTFORD CAPITAL
                           APPRECIATION HLS
                                 FUND
                             SUB-ACCOUNT
                           ----------------
ASSETS
  Investments
    Number of Shares.....       2,998,529
                             ============
    Cost.................    $140,232,302
                             ============
    Market Value.........    $ 95,055,575
  Due from Hartford Life
   and Annuity Insurance
   Company...............          78,488
  Receivable from fund
   shares sold...........        --
  Other assets...........        --
                             ------------
  Total Assets...........      95,134,063
                             ------------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............        --
  Payable for fund shares
   purchased.............          78,488
  Other liabilities......             430
                             ------------
  Total Liabilities......          78,918
                             ------------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $ 95,055,145
                             ============

_____________________________________ SA-5 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2002

                           HARTFORD DIVIDEND  HARTFORD GLOBAL  HARTFORD GLOBAL
                            AND GROWTH HLS     ADVISERS HLS      LEADERS HLS
                                 FUND              FUND             FUND
                              SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                           -----------------  ---------------  ---------------
ASSETS
  Investments
    Number of Shares.....       2,731,454          226,421          151,081
                              ===========       ==========       ==========
    Cost.................     $52,968,986       $2,468,124       $2,075,665
                              ===========       ==========       ==========
    Market Value.........     $41,219,803       $2,073,094       $1,737,437
  Due from Hartford Life
   and Annuity Insurance
   Company...............          29,966               51            1,562
  Receivable from fund
   shares sold...........        --                --               --
  Other assets...........        --                      7          --
                              -----------       ----------       ----------
  Total Assets...........      41,249,769        2,073,152        1,738,999
                              -----------       ----------       ----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............        --                --               --
  Payable for fund shares
   purchased.............          29,966               51            1,562
  Other liabilities......             508          --                    14
                              -----------       ----------       ----------
  Total Liabilities......          30,474               51            1,576
                              -----------       ----------       ----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........     $41,219,295       $2,073,101       $1,737,423
                              ===========       ==========       ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-6 _____________________________________

                                                                               HARTFORD
                           HARTFORD GLOBAL  HARTFORD GROWTH                  INTERNATIONAL
                           TECHNOLOGY HLS   AND INCOME HLS   HARTFORD INDEX  OPPORTUNITIES  HARTFORD MIDCAP  HARTFORD MONEY
                                FUND             FUND           HLS FUND       HLS FUND        HLS FUND      MARKET HLS FUND
                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                           ---------------  ---------------  --------------  -------------  ---------------  ---------------
ASSETS
  Investments
    Number of Shares.....       414,636         1,013,111       1,910,758       2,002,054       2,115,613      109,465,126
                             ==========       ===========     ===========     ===========     ===========     ============
    Cost.................    $1,898,690       $12,621,618     $63,364,308     $25,457,289     $44,924,801     $109,465,126
                             ==========       ===========     ===========     ===========     ===========     ============
    Market Value.........    $1,252,163       $ 8,913,504     $44,821,169     $15,335,679     $37,941,652     $109,465,126
  Due from Hartford Life
   and Annuity Insurance
   Company...............       --                  5,654         759,565          20,784          48,123          731,000
  Receivable from fund
   shares sold...........         1,102          --               --              --             --               --
  Other assets...........       --                     22         --              --             --                 10,200
                             ----------       -----------     -----------     -----------     -----------     ------------
  Total Assets...........     1,253,265         8,919,180      45,580,734      15,356,463      37,989,775      110,206,326
                             ----------       -----------     -----------     -----------     -----------     ------------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............         1,102          --               --              --             --               --
  Payable for fund shares
   purchased.............       --                  5,654         759,565          20,784          48,123          731,000
  Other liabilities......             4          --                   751              82             158         --
                             ----------       -----------     -----------     -----------     -----------     ------------
  Total Liabilities......         1,106             5,654         760,316          20,866          48,281          731,000
                             ----------       -----------     -----------     -----------     -----------     ------------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $1,252,159       $ 8,913,526     $44,820,418     $15,335,597     $37,941,494     $109,475,326
                             ==========       ===========     ===========     ===========     ===========     ============

                              HARTFORD
                              MORTGAGE
                           SECURITIES HLS
                                FUND
                            SUB-ACCOUNT
                           --------------
ASSETS
  Investments
    Number of Shares.....       875,199
                            ===========
    Cost.................   $10,185,630
                            ===========
    Market Value.........   $10,511,394
  Due from Hartford Life
   and Annuity Insurance
   Company...............         3,369
  Receivable from fund
   shares sold...........       --
  Other assets...........       --
                            -----------
  Total Assets...........    10,514,763
                            -----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --
  Payable for fund shares
   purchased.............         3,370
  Other liabilities......       --
                            -----------
  Total Liabilities......         3,370
                            -----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........   $10,511,393
                            ===========

_____________________________________ SA-7 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2002

                           HARTFORD SMALL                   PUTNAM VT
                            COMPANY HLS    HARTFORD STOCK  DIVERSIFIED
                                FUND          HLS FUND     INCOME FUND
                            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           --------------  --------------  -----------
ASSETS
  Investments
    Number of Shares.....     1,966,196        2,020,021      763,314
                            ===========     ============   ==========
    Cost.................   $30,081,930     $120,241,694   $6,627,395
                            ===========     ============   ==========
    Market Value.........   $18,273,682     $ 71,633,489   $6,526,333
  Due from Hartford Life
   and Annuity Insurance
   Company...............        25,596           85,939       11,515
  Receivable from fund
   shares sold...........       --              --             --
  Other assets...........            34         --                  3
                            -----------     ------------   ----------
  Total Assets...........    18,299,312       71,719,428    6,537,851
                            -----------     ------------   ----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --              --             --
  Payable for fund shares
   purchased.............        25,596           85,939       11,515
  Other liabilities......       --                   136       --
                            -----------     ------------   ----------
  Total Liabilities......        25,596           86,075       11,515
                            -----------     ------------   ----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........   $18,273,716     $ 71,633,353   $6,526,336
                            ===========     ============   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-8 _____________________________________

                              PUTNAM VT        PUTNAM VT      PUTNAM VT       PUTNAM VT
                            GLOBAL ASSET     GLOBAL EQUITY    GROWTH AND   HEALTH SCIENCES  PUTNAM VT HIGH   PUTNAM VT
                           ALLOCATION FUND       FUND        INCOME FUND        FUND          YIELD FUND    INCOME FUND
                             SUB-ACCOUNT    SUB-ACCOUNT (1)  SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           ---------------  ---------------  ------------  ---------------  --------------  ------------
ASSETS
  Investments
    Number of Shares.....       184,332         1,020,894      1,552,271        722,497        1,085,126        780,548
                             ==========       ===========    ===========     ==========      ===========    ===========
    Cost.................    $3,203,452       $18,711,980    $40,166,629     $8,696,822      $10,385,455    $ 9,908,562
                             ==========       ===========    ===========     ==========      ===========    ===========
    Market Value.........    $2,121,663       $ 7,401,485    $29,105,074     $6,769,792      $ 7,671,841    $10,108,098
  Due from Hartford Life
   and Annuity Insurance
   Company...............       --               --              --                 820            9,659          3,136
  Receivable from fund
   shares sold...........       --                  5,040         71,660        --               --             --
  Other assets...........       --               --              --                 380          --                   7
                             ----------       -----------    -----------     ----------      -----------    -----------
  Total Assets...........     2,121,663         7,406,525     29,176,734      6,770,992        7,681,500     10,111,241
                             ----------       -----------    -----------     ----------      -----------    -----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --                  5,040         71,551        --               --             --
  Payable for fund shares
   purchased.............       --               --              --                 820            9,659          3,136
  Other liabilities......             2               164          1,207        --                    14        --
                             ----------       -----------    -----------     ----------      -----------    -----------
  Total Liabilities......             2             5,204         72,758            820            9,673          3,136
                             ----------       -----------    -----------     ----------      -----------    -----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $2,121,661       $ 7,401,321    $29,103,976     $6,770,172      $ 7,671,827    $10,108,105
                             ==========       ===========    ===========     ==========      ===========    ===========

                             PUTNAM VT
                           INTERNATIONAL
                            GROWTH AND
                            INCOME FUND
                            SUB-ACCOUNT
                           -------------
ASSETS
  Investments
    Number of Shares.....       492,398
                             ==========
    Cost.................    $5,916,621
                             ==========
    Market Value.........    $4,121,373
  Due from Hartford Life
   and Annuity Insurance
   Company...............         4,754
  Receivable from fund
   shares sold...........       --
  Other assets...........       --
                             ----------
  Total Assets...........     4,126,127
                             ----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --
  Payable for fund shares
   purchased.............         4,754
  Other liabilities......             6
                             ----------
  Total Liabilities......         4,760
                             ----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........    $4,121,367
                             ==========

(1) Formerly Putnam VT Global Growth Fund Sub-Account. Change effective October 15, 2002.

_____________________________________ SA-9 _____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2002

                                              PUTNAM VT
                             PUTNAM VT    INTERNATIONAL NEW                   PUTNAM VT
                           INTERNATIONAL    OPPORTUNITIES      PUTNAM VT     MONEY MARKET
                            GROWTH FUND         FUND         INVESTORS FUND      FUND
                            SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           -------------  -----------------  --------------  ------------
ASSETS
  Investments
    Number of Shares.....     1,873,261         334,279           880,056      4,572,090
                            ===========      ==========       ===========     ==========
    Cost.................   $27,892,611      $5,857,662       $10,914,754     $4,572,090
                            ===========      ==========       ===========     ==========
    Market Value.........   $19,013,599      $2,811,286       $ 6,230,797     $4,572,090
  Due from Hartford Life
   and Annuity Insurance
   Company...............        35,999        --                 --             --
  Receivable from fund
   shares sold...........       --               31,904             1,988            173
  Other assets...........       --                  542           --                 524
                            -----------      ----------       -----------     ----------
  Total Assets...........    19,049,598       2,843,732         6,232,785      4,572,787
                            -----------      ----------       -----------     ----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --               31,904             1,986            173
  Payable for fund shares
   purchased.............        35,811        --                 --             --
  Other liabilities......         6,006        --                     278        --
                            -----------      ----------       -----------     ----------
  Total Liabilities......        41,817          31,904             2,264            173
                            -----------      ----------       -----------     ----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........   $19,007,781      $2,811,828       $ 6,230,521     $4,572,614
                            ===========      ==========       ===========     ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-10 ____________________________________

                           PUTNAM VT NEW                 PUTNAM VT OTC  PUTNAM VT THE      PUTNAM VT
                           OPPORTUNITIES  PUTNAM VT NEW   & EMERGING    GEORGE PUTNAM   UTILITIES GROWTH   PUTNAM VT    PUTNAM VT
                               FUND        VALUE FUND     GROWTH FUND   FUND OF BOSTON  AND INCOME FUND   VISTA FUND   VOYAGER FUND
                            SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT
                           -------------  -------------  -------------  --------------  ----------------  -----------  ------------
ASSETS
  Investments
    Number of Shares.....     1,208,052       717,739       1,060,230        568,975          354,011        495,830     1,486,830
                            ===========    ==========     ===========     ==========       ==========     ==========   ===========
    Cost.................   $34,108,245    $9,305,842     $13,370,986     $5,870,481       $5,554,200     $9,016,336   $64,253,747
                            ===========    ==========     ===========     ==========       ==========     ==========   ===========
    Market Value.........   $14,037,567    $7,880,773     $ 4,336,340     $5,450,782       $3,387,890     $3,931,929   $31,223,431
  Due from Hartford Life
   and Annuity Insurance
   Company...............       --             46,149           3,176            433         --               --           --
  Receivable from fund
   shares sold...........         9,788       --              --             --                 7,833            917        29,420
  Other assets...........       --                 53         --             --              --               --           --
                            -----------    ----------     -----------     ----------       ----------     ----------   -----------
  Total Assets...........    14,047,355     7,926,975       4,339,516      5,451,215        3,395,723      3,932,846    31,252,851
                            -----------    ----------     -----------     ----------       ----------     ----------   -----------
LIABILITIES
  Due to Hartford Life
   and Annuity Insurance
   Company...............         9,788       --              --             --                 7,833            917        29,411
  Payable for fund shares
   purchased.............       --             46,149           3,176            433         --               --           --
  Other liabilities......        10,544       --                3,185        --                   607            667           685
                            -----------    ----------     -----------     ----------       ----------     ----------   -----------
  Total Liabilities......        20,332        46,149           6,361            433            8,440          1,584        30,096
                            -----------    ----------     -----------     ----------       ----------     ----------   -----------
NET ASSETS
  For Variable Life
   Contract
   Liabilities...........   $14,027,023    $7,880,826     $ 4,333,155     $5,450,782       $3,387,283     $3,931,262   $31,222,755
                            ===========    ==========     ===========     ==========       ==========     ==========   ===========

_____________________________________ SA-11 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2002

                                       UNITS OWNED
                                     BY PARTICIPANTS  UNIT PRICE#  CONTRACT LIABILITY
                                     ---------------  -----------  ------------------
American Funds Global Growth
 Fund..............................       6,423,272   $ 0.709176      $  4,555,231
American Funds Growth Fund.........      36,019,291     0.598421        21,554,700
American Funds Growth-Income
 Fund..............................      34,787,201     0.819043        28,492,213
American Funds Small Capitalization
 Fund..............................       3,121,814     0.704466         2,199,212
Fidelity VIP Asset Manager
 Portfolio.........................       2,729,809     1.636274         4,466,715
Fidelity VIP Equity-Income Fund....      11,396,137     1.782890        20,318,058
Fidelity VIP Overseas Portfolio....       4,433,446     1.108757         4,915,614
Hartford Advisors HLS Fund.........      30,188,385     2.190023        66,113,258
Hartford Bond HLS Fund.............      24,077,334     1.949909        46,948,610
Hartford Capital Appreciation HLS
 Fund..............................      33,134,345     2.868780        95,055,145
Hartford Dividend and Growth HLS
 Fund..............................      18,418,887     2.237882        41,219,295
Hartford Global Advisers HLS
 Fund..............................       2,096,259     0.988953         2,073,101
Hartford Global Leaders HLS Fund...       2,544,254     0.682881         1,737,423
Hartford Global Technology HLS.....       2,765,870     0.452718         1,252,159
Hartford Growth and Income HLS
 Fund..............................       9,720,630     0.916970         8,913,526
Hartford Index HLS Fund............      20,319,633     2.205769        44,820,418
Hartford International
 Opportunities HLS Fund............      11,672,134     1.313864        15,335,597
Hartford MidCap HLS Fund...........      21,838,918     1.737334        37,941,494
Hartford Money Market HLS Fund.....      71,570,885     1.529607       109,475,326
Hartford Mortgage Securities HLS
 Fund..............................       5,607,730     1.874447        10,511,393
Hartford Small Company HLS Fund....      19,850,587     0.920563        18,273,716
Hartford Stock HLS Fund............      30,837,526     2.322928        71,633,353
Putnam VT Diversified Income
 Fund..............................         454,850    14.348324         6,526,336
Putnam VT Global Asset Allocation
 Fund..............................         119,463    17.760045         2,121,661
Putnam VT Global Equity Fund.......         493,893    14.985684         7,401,321
Putnam VT Growth and Income Fund...       1,362,763    21.356598        29,103,976
Putnam VT Health Sciences Fund.....         701,636     9.649126         6,770,172
Putnam VT High Yield Fund..........         491,602    15.605782         7,671,827
Putnam VT Income Fund..............         559,093    18.079459        10,108,105
Putnam VT International Growth and
 Income Fund.......................         487,886     8.447396         4,121,367
Putnam VT International Growth
 Fund..............................             313     8.522016             2,667
Putnam VT International Growth
 Fund..............................       2,040,087     9.315833        19,005,114
Putnam VT International New
 Opportunities Fund................         373,760     7.523083         2,811,828
Putnam VT Investors Fund...........         912,502     6.827953         6,230,521
Putnam VT Money Market Fund........       3,007,885     1.520209         4,572,614
Putnam VT New Opportunities Fund...       1,009,721    13.891974        14,027,023
Putnam VT New Value Fund...........         690,151    11.418982         7,880,826
Putnam VT OTC & Emerging Growth
 Fund..............................         980,487     4.419389         4,333,155
Putnam VT The George Putnam Fund of
 Boston............................         510,091    10.685893         5,450,782
Putnam VT Utilities Growth and
 Income Fund.......................         225,854    14.997690         3,387,283
Putnam VT Vista Fund...............         544,137     7.224769         3,931,262
Putnam VT Voyager Fund.............       1,429,244    21.845647        31,222,755
                                                                      ------------
GRAND TOTAL........................                                   $834,486,152
                                                                      ============

  #  Rounded unit price.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-12 ____________________________________

                      [This page intentionally left blank]

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

                           AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                           GLOBAL GROWTH       GROWTH      GROWTH-INCOME
                                FUND            FUND            FUND
                            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                           --------------  --------------  --------------
INVESTMENT INCOME:
  Dividends..............    $  25,672      $     6,906     $   289,163
                             ---------      -----------     -----------
CAPITAL GAINS INCOME
 (LOSS)..................      --               --              --
                             ---------      -----------     -----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........         (193)          (2,014)          4,971
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (453,974)      (4,071,213)     (4,190,957)
                             ---------      -----------     -----------
    Net gain (loss) on
     investments.........     (454,167)      (4,073,227)     (4,185,986)
                             ---------      -----------     -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $(428,495)     $(4,066,321)    $(3,896,823)
                             =========      ===========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-14 ____________________________________

                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP   FIDELITY VIP   FIDELITY VIP
                           CAPITALIZATION  ASSET MANAGER  EQUITY-INCOME    OVERSEAS    HARTFORD ADVISERS  HARTFORD BOND
                                FUND         PORTFOLIO        FUND        PORTFOLIO        HLS FUND         HLS FUND
                            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           --------------  -------------  -------------  ------------  -----------------  -------------
INVESTMENT INCOME:
  Dividends..............    $  11,823       $ 133,886     $   314,928   $    37,404      $ 1,948,662      $1,227,166
                             ---------       ---------     -----------   -----------      -----------      ----------
CAPITAL GAINS INCOME
 (LOSS)..................      --              --              428,652       --              --               358,545
                             ---------       ---------     -----------   -----------      -----------      ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........         (105)         (7,488)         (6,688)      162,626            4,988          (6,464)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (412,220)       (461,635)     (4,365,043)   (1,171,342)     (11,228,523)      1,995,598
                             ---------       ---------     -----------   -----------      -----------      ----------
    Net gain (loss) on
     investments.........     (412,325)       (469,123)     (4,371,731)   (1,008,716)     (11,223,535)      1,989,134
                             ---------       ---------     -----------   -----------      -----------      ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $(400,502)      $(335,237)    $(3,628,151)  $  (971,312)     $(9,274,873)     $3,574,845
                             =========       =========     ===========   ===========      ===========      ==========


                           HARTFORD CAPITAL
                             APPRECIATION
                               HLS FUND
                             SUB-ACCOUNT
                           ----------------
INVESTMENT INCOME:
  Dividends..............    $    634,895
                             ------------
CAPITAL GAINS INCOME
 (LOSS)..................        --
                             ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........          (7,339)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (20,407,616)
                             ------------
    Net gain (loss) on
     investments.........     (20,414,955)
                             ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $(19,780,060)
                             ============

_____________________________________ SA-15 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                             HARTFORD     HARTFORD     HARTFORD
                           DIVIDEND AND    GLOBAL       GLOBAL
                              GROWTH      ADVISERS      LEADERS
                             HLS FUND     HLS FUND     HLS FUND
                           SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                           ------------  -----------  -----------
INVESTMENT INCOME:
  Dividends..............  $   643,579    $     885    $  16,924
                           -----------    ---------    ---------
CAPITAL GAINS INCOME
 (LOSS)..................    1,963,934        1,197       --
                           -----------    ---------    ---------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........      (18,651)       3,111       (8,386)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................   (8,592,165)    (169,038)    (337,768)
                           -----------    ---------    ---------
    Net gain (loss) on
     investments.........   (8,610,816)    (165,927)    (346,154)
                           -----------    ---------    ---------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $(6,003,303)   $(163,845)   $(329,230)
                           ===========    =========    =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-16 ____________________________________

                            HARTFORD     HARTFORD                    HARTFORD                                 HARTFORD
                             GLOBAL     GROWTH AND     HARTFORD    INTERNATIONAL   HARTFORD      HARTFORD     MORTGAGE
                           TECHNOLOGY     INCOME        INDEX      OPPORTUNITIES    MIDCAP     MONEY MARKET  SECURITIES
                            HLS FUND     HLS FUND      HLS FUND      HLS FUND      HLS FUND      HLS FUND     HLS FUND
                           SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                           -----------  -----------  ------------  -------------  -----------  ------------  -----------
INVESTMENT INCOME:
  Dividends..............   $  --       $    34,894  $    545,292   $   326,098   $    41,293   $1,424,374    $201,737
                            ---------   -----------  ------------   -----------   -----------   ----------    --------
CAPITAL GAINS INCOME
 (LOSS)..................      --           --          1,619,317       --            --             7,036      --
                            ---------   -----------  ------------   -----------   -----------   ----------    --------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........     (56,704)       (3,793)       32,564       215,248         4,604      --          (15,992)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (612,693)   (2,539,367)  (13,311,500)   (3,351,509)   (5,366,922)     --          269,479
                            ---------   -----------  ------------   -----------   -----------   ----------    --------
    Net gain (loss) on
     investments.........    (669,397)   (2,543,160)  (13,278,936)   (3,136,261)   (5,362,318)     --          253,487
                            ---------   -----------  ------------   -----------   -----------   ----------    --------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $(669,397)  $(2,508,266) $(11,114,327)  $(2,810,163)  $(5,321,025)  $1,431,410    $455,224
                            =========   ===========  ============   ===========   ===========   ==========    ========

_____________________________________ SA-17 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                             HARTFORD       HARTFORD     PUTNAM VT
                           SMALL COMPANY     STOCK      DIVERSIFIED
                             HLS FUND       HLS FUND    INCOME FUND
                            SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  ------------  -----------
INVESTMENT INCOME:
  Dividends..............   $   --        $    815,940   $191,903
                            -----------   ------------   --------
CAPITAL GAINS INCOME
 (LOSS)..................       --             --          --
                            -----------   ------------   --------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........      (106,340)       (72,531)   (54,016)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (6,611,753)   (22,740,435)    66,508
                            -----------   ------------   --------
    Net gain (loss) on
     investments.........    (6,718,093)   (22,812,966)    12,492
                            -----------   ------------   --------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $(6,718,093)  $(21,997,026)  $204,395
                            ===========   ============   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-18 ____________________________________

                            PUTNAM VT                                                                                PUTNAM VT
                           GLOBAL ASSET     PUTNAM VT      PUTNAM VT       PUTNAM VT      PUTNAM VT    PUTNAM VT   INTERNATIONAL
                            ALLOCATION    GLOBAL EQUITY    GROWTH AND   HEALTH SCIENCES  HIGH YIELD     INCOME      GROWTH AND
                               FUND           FUND        INCOME FUND        FUND           FUND         FUND       INCOME FUND
                           SUB-ACCOUNT   SUB-ACCOUNT (1)  SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                           ------------  ---------------  ------------  ---------------  -----------  -----------  -------------
INVESTMENT INCOME:
  Dividends..............   $  56,411      $    27,795    $   797,883     $     5,103     $ 821,856    $304,153      $  26,738
                            ---------      -----------    -----------     -----------     ---------    --------      ---------
CAPITAL GAINS INCOME
 (LOSS)..................      --             --              --             --              --          --            --
                            ---------      -----------    -----------     -----------     ---------    --------      ---------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions .........     (74,276)        (187,840)      (204,732)        (61,382)      (14,088)      5,636        (19,402)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (350,901)      (2,081,687)    (7,461,373)     (1,704,488)     (801,851)    282,183       (614,400)
                            ---------      -----------    -----------     -----------     ---------    --------      ---------
    Net gain (loss) on
     investments.........    (425,177)      (2,269,527)    (7,666,105)     (1,765,870)     (815,939)    287,819       (633,802)
                            ---------      -----------    -----------     -----------     ---------    --------      ---------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $(368,766)     $(2,241,732)   $(6,868,222)    $(1,760,767)    $   5,917    $591,972      $(607,064)
                            =========      ===========    ===========     ===========     =========    ========      =========

(1) Formerly Putnam VT Global Growth Fund Sub-Account. Change effective October 15, 2002.

_____________________________________ SA-19 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                                                PUTNAM VT                       PUTNAM VT
                            PUTNAM VT         INTERNATIONAL      PUTNAM VT        MONEY
                          INTERNATIONAL     NEW OPPORTUNITIES    INVESTORS       MARKET
                           GROWTH FUND            FUND              FUND          FUND
                         SUB-ACCOUNT (2)       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                        ------------------  -----------------  --------------  -----------
INVESTMENT INCOME:
  Dividends...........     $   194,770          $  26,768       $    27,415      $57,807
                           -----------          ---------       -----------      -------
CAPITAL GAINS INCOME
 (LOSS)...............        --                 --                 --            --
                           -----------          ---------       -----------      -------
NET REALIZED AND
 UNREALIZED GAIN
 (LOSS) ON
 INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions.......      (1,339,409)            (2,960)          (21,165)      --
  Net unrealized
   appreciation
   (depreciation) of
   investments during
   the period.........      (2,024,800)          (460,292)       (1,817,402)      --
                           -----------          ---------       -----------      -------
    Net gain (loss) on
     investments......      (3,364,209)          (463,252)       (1,838,567)      --
                           -----------          ---------       -----------      -------
    Net increase
     (decrease) in net
     assets resulting
     from
     operations.......     $(3,169,439)         $(436,484)      $(1,811,152)     $57,807
                           ===========          =========       ===========      =======

(2) Effective October 15, 2002, Putnam VT Asia Growth Fund Sub-Account merged with Putnam VT International Growth Fund Sub-Account.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-20 ____________________________________

                                                                              PUTNAM VT    PUTNAM VT
                            PUTNAM VT        PUTNAM VT        PUTNAM VT      THE GEORGE    UTILITIES    PUTNAM VT     PUTNAM VT
                        NEW OPPORTUNITIES    NEW VALUE     OTC & EMERGING    PUTNAM FUND  GROWTH AND      VISTA        VOYAGER
                              FUND             FUND          GROWTH FUND      OF BOSTON   INCOME FUND     FUND          FUND
                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                        -----------------  -------------  -----------------  -----------  -----------  -----------  -------------
INVESTMENT INCOME:
  Dividends...........     $  --            $   321,538      $  --            $ 103,573   $   130,385  $   --       $     319,960
                           -----------      -----------      -----------      ---------   -----------  -----------  -------------
CAPITAL GAINS INCOME
 (LOSS)...............        --                --              --               --           --           --            --
                           -----------      -----------      -----------      ---------   -----------  -----------  -------------
NET REALIZED AND
 UNREALIZED GAIN
 (LOSS) ON
 INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions.......        (232,952)        (128,921)         (67,317)        (1,599)       (9,976)    (313,250)      (598,794)
  Net unrealized
   appreciation
   (depreciation) of
   investments during
   the period.........      (6,035,256)      (1,727,314)      (1,841,568)      (489,811)   (1,091,774)  (1,647,616)   (11,167,154)
                           -----------      -----------      -----------      ---------   -----------  -----------  -------------
    Net gain (loss) on
     investments......      (6,268,208)      (1,856,235)      (1,908,885)      (491,410)   (1,101,750)  (1,960,866)   (11,765,948)
                           -----------      -----------      -----------      ---------   -----------  -----------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from
     operations.......     $(6,268,208)     $(1,534,697)     $(1,908,885)     $(387,837)  $  (971,365) $(1,960,866) $ (11,445,988)
                           ===========      ===========      ===========      =========   ===========  ===========  =============

(2) Effective October 15, 2002, Putnam VT Asia Growth Fund Sub-Account merged with Putnam VT International Growth Fund Sub-Account.

_____________________________________ SA-21 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002

                             AMERICAN                    AMERICAN FUNDS
                           FUNDS GLOBAL  AMERICAN FUNDS  GROWTH-INCOME
                           GROWTH FUND    GROWTH FUND         FUND
                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  --------------  --------------
OPERATIONS:
  Net investment income
   (loss)................   $   25,672    $     6,906     $   289,163
  Capital gains income...      --             --              --
  Net realized gain
   (loss) on security
   transactions..........         (193)        (2,014)          4,971
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (453,974)    (4,071,213)     (4,190,957)
                            ----------    -----------     -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     (428,495)    (4,066,321)     (3,896,823)
                            ----------    -----------     -----------
UNIT TRANSACTIONS:
  Purchases..............    1,060,977      6,004,143       6,978,530
  Net transfers..........    2,512,479     13,562,559      18,598,504
  Surrenders for benefit
   payments and fees.....      (46,126)      (368,581)       (354,099)
  Net loan activity......       (4,917)      (103,834)       (162,445)
  Cost of insurance......     (511,657)    (2,668,698)     (3,211,164)
                            ----------    -----------     -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    3,010,756     16,425,589      21,849,326
                            ----------    -----------     -----------
  Net increase (decrease)
   in net assets.........    2,582,261     12,359,268      17,952,503
NET ASSETS:
  Beginning of period....    1,972,970      9,195,432      10,539,710
                            ----------    -----------     -----------
  End of period..........   $4,555,231    $21,554,700     $28,492,213
                            ==========    ===========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-22 ____________________________________

                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP   FIDELITY VIP   FIDELITY VIP
                           CAPITALIZATION  ASSET MANAGER  EQUITY-INCOME    OVERSEAS    HARTFORD ADVISERS  HARTFORD BOND
                                FUND         PORTFOLIO        FUND        PORTFOLIO        HLS FUND         HLS FUND
                            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           --------------  -------------  -------------  ------------  -----------------  -------------
OPERATIONS:
  Net investment income
   (loss)................    $   11,823     $  133,886     $   314,928    $   37,404      $ 1,948,662      $ 1,227,166
  Capital gains income...       --             --              428,652       --              --                358,545
  Net realized gain
   (loss) on security
   transactions..........          (105)        (7,488)         (6,688)      162,626            4,988           (6,464)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (412,220)      (461,635)     (4,365,043)   (1,171,342)     (11,228,523)       1,995,598
                             ----------     ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      (400,502)      (335,237)     (3,628,151)     (971,312)      (9,274,873)       3,574,845
                             ----------     ----------     -----------    ----------      -----------      -----------
UNIT TRANSACTIONS:
  Purchases..............       567,977        940,920       4,204,551     1,310,854       16,686,139        7,742,116
  Net transfers..........     1,489,157      1,060,007       4,073,066       318,599       13,342,176       21,940,692
  Surrenders for benefit
   payments and fees.....        (4,742)      (164,873)       (989,843)     (229,902)      (2,493,005)      (1,313,059)
  Net loan activity......        (6,507)       (89,686)       (613,912)     (124,921)        (609,568)      (1,083,577)
  Cost of insurance......      (260,233)      (482,899)     (2,250,245)     (493,323)      (9,118,485)      (4,205,453)
                             ----------     ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     1,785,652      1,263,469       4,423,617       781,307       17,807,257       23,080,719
                             ----------     ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets.........     1,385,150        928,232         795,466      (190,005)       8,532,384       26,655,564
NET ASSETS:
  Beginning of period....       814,062      3,538,483      19,522,592     5,105,619       57,580,874       20,293,046
                             ----------     ----------     -----------    ----------      -----------      -----------
  End of period..........    $2,199,212     $4,466,715     $20,318,058    $4,915,614      $66,113,258      $46,948,610
                             ==========     ==========     ===========    ==========      ===========      ===========


                           HARTFORD CAPITAL
                             APPRECIATION
                               HLS FUND
                             SUB-ACCOUNT
                           ----------------
OPERATIONS:
  Net investment income
   (loss)................    $    634,895
  Capital gains income...        --
  Net realized gain
   (loss) on security
   transactions..........          (7,339)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (20,407,616)
                             ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     (19,780,060)
                             ------------
UNIT TRANSACTIONS:
  Purchases..............      21,921,531
  Net transfers..........      16,864,606
  Surrenders for benefit
   payments and fees.....      (4,792,958)
  Net loan activity......      (1,414,471)
  Cost of insurance......     (11,636,751)
                             ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      20,941,957
                             ------------
  Net increase (decrease)
   in net assets.........       1,161,897
NET ASSETS:
  Beginning of period....      93,893,248
                             ------------
  End of period..........    $ 95,055,145
                             ============

_____________________________________ SA-23 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                             HARTFORD     HARTFORD     HARTFORD
                           DIVIDEND AND    GLOBAL       GLOBAL
                              GROWTH      ADVISERS      LEADERS
                             HLS FUND     HLS FUND     HLS FUND
                           SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                           ------------  -----------  -----------
OPERATIONS:
  Net investment income
   (loss)................  $   643,579   $      885   $   16,924
  Capital gains income...    1,963,934        1,197       --
  Net realized gain
   (loss) on security
   transactions..........      (18,651)       3,111       (8,386)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................   (8,592,165)    (169,038)    (337,768)
                           -----------   ----------   ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............   (6,003,303)    (163,845)    (329,230)
                           -----------   ----------   ----------
UNIT TRANSACTIONS:
  Purchases..............    9,407,300      483,501      519,986
  Net transfers..........    6,695,293      443,350      841,369
  Surrenders for benefit
   payments and fees.....   (2,656,609)     (43,450)     (29,875)
  Net loan activity......     (576,652)      (6,281)     (14,672)
  Cost of insurance......   (4,728,006)    (269,402)    (233,926)
                           -----------   ----------   ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    8,141,326      607,718    1,082,882
                           -----------   ----------   ----------
  Net increase (decrease)
   in net assets.........    2,138,023      443,873      753,652
NET ASSETS:
  Beginning of period....   39,081,272    1,629,228      983,771
                           -----------   ----------   ----------
  End of period..........  $41,219,295   $2,073,101   $1,737,423
                           ===========   ==========   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-24 ____________________________________

                            HARTFORD     HARTFORD                   HARTFORD                                  HARTFORD
                             GLOBAL     GROWTH AND    HARTFORD    INTERNATIONAL   HARTFORD      HARTFORD      MORTGAGE
                           TECHNOLOGY     INCOME        INDEX     OPPORTUNITIES    MIDCAP     MONEY MARKET   SECURITIES
                            HLS FUND     HLS FUND     HLS FUND      HLS FUND      HLS FUND      HLS FUND      HLS FUND
                           SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -----------  -----------  -----------  -------------  -----------  -------------  -----------
OPERATIONS:
  Net investment income
   (loss)................  $   --       $    34,894  $   545,292   $   326,098   $    41,293  $   1,424,374  $   201,737
  Capital gains income...      --           --         1,619,317       --            --               7,036      --
  Net realized gain
   (loss) on security
   transactions..........     (56,704)       (3,793)      32,564       215,248         4,604       --            (15,992)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (612,693)   (2,539,367) (13,311,500)   (3,351,509)   (5,366,922)      --            269,479
                           ----------   -----------  -----------   -----------   -----------  -------------  -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    (669,397)   (2,508,266) (11,114,327)   (2,810,163)   (5,321,025)     1,431,410      455,224
                           ----------   -----------  -----------   -----------   -----------  -------------  -----------
UNIT TRANSACTIONS:
  Purchases..............     171,201     2,592,521   13,659,593     4,013,006     8,484,144    205,979,606    1,374,702
  Net transfers..........   1,285,658     1,642,169    8,710,082       258,099    10,921,178   (161,673,552)   8,972,560
  Surrenders for benefit
   payments and fees.....     (40,421)     (121,092)  (2,051,748)   (1,105,995)   (1,179,265)   (12,956,171)    (285,034)
  Net loan activity......     (54,790)      (40,650)    (557,902)     (277,921)     (724,320)    (5,184,636)  (1,668,086)
  Cost of insurance......    (159,269)   (1,337,358)  (6,474,000)   (1,733,942)   (4,783,748)   (17,248,391)    (793,257)
                           ----------   -----------  -----------   -----------   -----------  -------------  -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   1,202,379     2,735,590   13,286,025     1,153,247    12,717,989      8,916,856    7,600,885
                           ----------   -----------  -----------   -----------   -----------  -------------  -----------
  Net increase (decrease)
   in net assets.........     532,982       227,324    2,171,698    (1,656,916)    7,396,964     10,348,266    8,056,109
NET ASSETS:
  Beginning of period....     719,177     8,686,202   42,648,720    16,992,513    30,544,530     99,127,060    2,455,284
                           ----------   -----------  -----------   -----------   -----------  -------------  -----------
  End of period..........  $1,252,159   $ 8,913,526  $44,820,418   $15,335,597   $37,941,494  $ 109,475,326  $10,511,393
                           ==========   ===========  ===========   ===========   ===========  =============  ===========

_____________________________________ SA-25 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                             HARTFORD       HARTFORD     PUTNAM VT
                           SMALL COMPANY     STOCK      DIVERSIFIED
                             HLS FUND       HLS FUND    INCOME FUND
                            SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  ------------  -----------
OPERATIONS:
  Net investment income
   (loss)................   $   --        $    815,940  $  191,903
  Capital gains income...       --             --           --
  Net realized gain
   (loss) on security
   transactions..........      (106,340)       (72,531)    (54,016)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (6,611,753)   (22,740,435)     66,508
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    (6,718,093)   (21,997,026)    204,395
                            -----------   ------------  ----------
UNIT TRANSACTIONS:
  Purchases..............     4,542,121     19,944,901   1,062,895
  Net transfers..........     3,886,345      3,941,413   4,167,105
  Surrenders for benefit
   payments and fees.....      (547,804)    (5,425,430)   (266,386)
  Net loan activity......      (600,123)      (797,399)   (101,754)
  Cost of insurance......    (2,150,092)   (10,004,932)   (596,245)
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     5,130,447      7,658,553   4,265,615
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets.........    (1,587,646)   (14,338,473)  4,470,010
NET ASSETS:
  Beginning of period....    19,861,362     85,971,826   2,056,326
                            -----------   ------------  ----------
  End of period..........   $18,273,716   $ 71,633,353  $6,526,336
                            ===========   ============  ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-26 ____________________________________

                            PUTNAM VT                                                                                PUTNAM VT
                           GLOBAL ASSET     PUTNAM VT      PUTNAM VT       PUTNAM VT      PUTNAM VT    PUTNAM VT   INTERNATIONAL
                            ALLOCATION    GLOBAL EQUITY    GROWTH AND   HEALTH SCIENCES  HIGH YIELD     INCOME      GROWTH AND
                               FUND           FUND        INCOME FUND        FUND           FUND         FUND       INCOME FUND
                           SUB-ACCOUNT   SUB-ACCOUNT (1)  SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                           ------------  ---------------  ------------  ---------------  -----------  -----------  -------------
OPERATIONS:
  Net investment income
   (loss)................   $   56,411     $    27,795    $   797,883     $     5,103    $  821,856   $   304,153    $   26,738
  Capital gains income...      --             --              --             --              --           --            --
  Net realized gain
   (loss) on security
   transactions..........      (74,276)       (187,840)      (204,732)        (61,382)      (14,088)        5,636       (19,402)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (350,901)     (2,081,687)    (7,461,373)     (1,704,488)     (801,851)      282,183      (614,400)
                            ----------     -----------    -----------     -----------    ----------   -----------    ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     (368,766)     (2,241,732)    (6,868,222)     (1,760,767)        5,917       591,972      (607,064)
                            ----------     -----------    -----------     -----------    ----------   -----------    ----------
UNIT TRANSACTIONS:
  Purchases..............      389,069       2,153,999      7,793,142       2,020,738     1,071,543     1,516,528       925,903
  Net transfers..........     (199,564)     (1,572,524)      (855,301)        445,312     1,101,320     4,165,811       695,571
  Surrenders for benefit
   payments and fees.....     (244,185)       (550,535)    (2,738,796)       (501,189)     (331,302)     (207,067)      (73,966)
  Net loan activity......      (42,456)        (90,120)      (459,913)       (142,288)      (88,473)     (860,278)      (10,833)
  Cost of insurance......     (261,079)     (1,046,775)    (4,205,303)     (1,144,129)     (686,586)     (803,266)     (571,672)
                            ----------     -----------    -----------     -----------    ----------   -----------    ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     (358,215)     (1,105,955)      (466,171)        678,444     1,066,502     3,811,728       965,003
                            ----------     -----------    -----------     -----------    ----------   -----------    ----------
  Net increase (decrease)
   in net assets.........     (726,981)     (3,347,687)    (7,334,393)     (1,082,323)    1,072,419     4,403,700       357,939
NET ASSETS:
  Beginning of period....    2,848,642      10,749,008     36,438,369       7,852,495     6,599,408     5,704,405     3,763,428
                            ----------     -----------    -----------     -----------    ----------   -----------    ----------
  End of period..........   $2,121,661     $ 7,401,321    $29,103,976     $ 6,770,172    $7,671,827   $10,108,105    $4,121,367
                            ==========     ===========    ===========     ===========    ==========   ===========    ==========

(1) Formerly Putnam VT Global Growth Fund Sub-Account. Change effective October 15, 2002.

_____________________________________ SA-27 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

                                                PUTNAM VT
                              PUTNAM VT       INTERNATIONAL      PUTNAM VT      PUTNAM VT
                            INTERNATIONAL   NEW OPPORTUNITIES    INVESTORS     MONEY MARKET
                             GROWTH FUND          FUND              FUND           FUND
                           SUB-ACCOUNT (2)     SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           ---------------  -----------------  --------------  ------------
OPERATIONS:
  Net investment income
   (loss)................    $   194,770       $   26,768       $    27,415    $    57,807
  Capital gains income...       --               --                 --             --
  Net realized gain
   (loss) on security
   transactions..........     (1,339,409)          (2,960)          (21,165)       --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (2,024,800)        (460,292)       (1,817,402)       --
                             -----------       ----------       -----------    -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     (3,169,439)        (436,484)       (1,811,152)        57,807
                             -----------       ----------       -----------    -----------
UNIT TRANSACTIONS:
  Purchases..............      4,912,935          864,570         1,960,401        703,764
  Net transfers..........      1,549,370         (207,986)          245,100      1,638,946
  Surrenders for benefit
   payments and fees.....       (679,215)        (121,867)         (138,801)    (1,501,279)
  Net loan activity......       (298,783)         (17,494)          (57,155)       (39,321)
  Cost of insurance......     (2,297,001)        (493,805)         (980,463)      (496,102)
                             -----------       ----------       -----------    -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      3,187,306           23,418         1,029,082        306,008
                             -----------       ----------       -----------    -----------
  Net increase (decrease)
   in net assets.........         17,867         (413,066)         (782,070)       363,815
NET ASSETS:
  Beginning of period....     18,989,914        3,224,894         7,012,591      4,208,799
                             -----------       ----------       -----------    -----------
  End of period..........    $19,007,781       $2,811,828       $ 6,230,521    $ 4,572,614
                             ===========       ==========       ===========    ===========

(2) Effective October 15, 2002, Putnam VT Asia Pacific Growth Fund Sub-Account merged with Putnam VT International Growth Fund Sub-Account.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-28 ____________________________________

                                                                                 PUTNAM VT    PUTNAM VT
                               PUTNAM VT        PUTNAM VT        PUTNAM VT      THE GEORGE    UTILITIES    PUTNAM VT    PUTNAM VT
                           NEW OPPORTUNITIES    NEW VALUE     OTC & EMERGING    PUTNAM FUND  GROWTH AND      VISTA       VOYAGER
                                 FUND             FUND          GROWTH FUND      OF BOSTON   INCOME FUND     FUND          FUND
                              SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                           -----------------  -------------  -----------------  -----------  -----------  -----------  ------------
OPERATIONS:
  Net investment income
   (loss)................    $   --            $   321,538      $  --           $  103,573   $   130,385  $   --       $    319,960
  Capital gains income...        --                --              --               --           --           --            --
  Net realized gain
   (loss) on security
   transactions..........        (232,952)        (128,921)         (67,317)        (1,599)       (9,976)    (313,250)     (598,794)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (6,035,256)      (1,727,314)      (1,841,568)      (489,811)   (1,091,774)  (1,647,616)  (11,167,154)
                             ------------      -----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      (6,268,208)      (1,534,697)      (1,908,885)      (387,837)     (971,365)  (1,960,866)  (11,445,988)
                             ------------      -----------      -----------     ----------   -----------  -----------  ------------
UNIT TRANSACTIONS:
  Purchases..............       5,415,893        1,992,835        1,577,574      1,026,654       834,582    1,568,048    10,567,086
  Net transfers..........      (2,018,492)       2,288,637           (7,030)     2,138,106        50,619     (545,509)   (2,386,540)
  Surrenders for benefit
   payments and fees.....        (915,976)        (288,965)        (166,177)      (103,980)     (175,077)    (368,550)   (2,023,507)
  Net loan activity......        (269,858)         (54,507)        (151,716)       (27,190)      (10,230)     (97,993)     (843,754)
  Cost of insurance......      (2,316,861)      (1,166,923)        (654,782)      (598,504)     (430,832)    (871,838)   (5,075,839)
                             ------------      -----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........        (105,294)       2,771,077          597,869      2,435,086       269,062     (315,842)      237,446
                             ------------      -----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets.........      (6,373,502)       1,236,380       (1,311,016)     2,047,249      (702,303)  (2,276,708)  (11,208,542)
NET ASSETS:
  Beginning of period....      20,400,525        6,644,446        5,644,171      3,403,533     4,089,586    6,207,970    42,431,297
                             ------------      -----------      -----------     ----------   -----------  -----------  ------------
  End of period..........    $ 14,027,023      $ 7,880,826      $ 4,333,155     $5,450,782   $ 3,387,283  $ 3,931,262  $ 31,222,755
                             ============      ===========      ===========     ==========   ===========  ===========  ============

(2) Effective October 15, 2002, Putnam VT Asia Pacific Growth Fund Sub-Account merged with Putnam VT International Growth Fund Sub-Account.

_____________________________________ SA-29 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2001

                           AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                           GLOBAL GROWTH       GROWTH      GROWTH-INCOME
                                FUND            FUND            FUND
                           SUB-ACCOUNT**   SUB-ACCOUNT**   SUB-ACCOUNT**
                           --------------  --------------  --------------
OPERATIONS:
  Net investment
   income................    $    5,875      $   11,608     $    58,071
  Capital gains income...        72,039         663,864         325,692
  Net realized gain
   (loss) on security
   transactions..........         3,051             275          (1,813)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (129,842)       (718,632)       (188,207)
                             ----------      ----------     -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       (48,877)        (42,885)        193,743
                             ----------      ----------     -----------
UNIT TRANSACTIONS:
  Purchases..............       247,607       1,139,209       1,115,010
  Net transfers..........     1,904,399       8,621,874       9,808,740
  Surrenders for benefit
   payments and fees.....        (2,197)        (72,184)         (7,316)
  Net loan activity......        (1,150)         31,847         (13,534)
  Cost of insurance......      (126,812)       (482,429)       (556,933)
                             ----------      ----------     -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     2,021,847       9,238,317      10,345,967
                             ----------      ----------     -----------
  Net increase (decrease)
   in net assets.........     1,972,970       9,195,432      10,539,710
NET ASSETS:
  Beginning of period....       --              --              --
                             ----------      ----------     -----------
  End of period..........    $1,972,970      $9,195,432     $10,539,710
                             ==========      ==========     ===========

 **  Amounts represent from inception, January 16, 2001 to December 31, 2001.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-30 ____________________________________

                           AMERICAN FUNDS
                            GLOBAL SMALL   FIDELITY VIP   FIDELITY VIP   FIDELITY VIP
                           CAPITALIZATION  ASSET MANAGER  EQUITY-INCOME    OVERSEAS    HARTFORD ADVISERS  HARTFORD BOND
                                FUND         PORTFOLIO        FUND        PORTFOLIO        HLS FUND         HLS FUND
                           SUB-ACCOUNT**    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                           --------------  -------------  -------------  ------------  -----------------  -------------
OPERATIONS:
  Net investment
   income................     $  2,282      $  118,631     $   257,023    $  245,029      $ 1,483,238      $   640,671
  Capital gains income...       18,105          44,486         722,111       387,303        2,449,088          --
  Net realized gain
   (loss) on security
   transactions..........          991         (15,196)          4,644        (1,348)          (5,027)         343,325
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (24,820)       (250,658)     (1,770,406)   (1,833,163)      (6,057,679)         151,360
                              --------      ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       (3,442)       (102,737)       (786,628)   (1,202,179)      (2,130,380)       1,135,356
                              --------      ----------     -----------    ----------      -----------      -----------
UNIT TRANSACTIONS:
  Purchases..............      103,516         618,435       3,206,585     1,255,601       10,367,215        2,951,857
  Net transfers..........      757,213         857,416       4,706,832       425,160       15,717,256        3,311,192
  Surrenders for benefit
   payments and fees.....      (17,328)        (79,409)       (531,613)     (100,281)      (1,482,327)        (349,486)
  Net loan activity......       16,810         (17,695)       (566,583)     (116,031)      (1,079,455)        (258,208)
  Cost of insurance......      (42,707)       (278,102)     (1,441,685)     (369,244)      (5,908,489)      (1,515,751)
                              --------      ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      817,504       1,100,645       5,373,536     1,095,205       17,614,200        4,139,604
                              --------      ----------     -----------    ----------      -----------      -----------
  Net increase (decrease)
   in net assets.........      814,062         997,908       4,586,908      (106,974)      15,483,820        5,274,960
NET ASSETS:
  Beginning of period....      --            2,540,575      14,935,684     5,212,593       42,097,054       15,018,086
                              --------      ----------     -----------    ----------      -----------      -----------
  End of period..........     $814,062      $3,538,483     $19,522,592    $5,105,619      $57,580,874      $20,293,046
                              ========      ==========     ===========    ==========      ===========      ===========


                           HARTFORD CAPITAL
                             APPRECIATION
                               HLS FUND
                             SUB-ACCOUNT
                           ----------------
OPERATIONS:
  Net investment
   income................    $    622,173
  Capital gains income...      24,041,389
  Net realized gain
   (loss) on security
   transactions..........          (7,395)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (30,899,460)
                             ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      (6,243,293)
                             ------------
UNIT TRANSACTIONS:
  Purchases..............      20,440,866
  Net transfers..........      16,291,439
  Surrenders for benefit
   payments and fees.....      (2,915,559)
  Net loan activity......      (2,092,812)
  Cost of insurance......      (8,080,497)
                             ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      23,643,437
                             ------------
  Net increase (decrease)
   in net assets.........      17,400,144
NET ASSETS:
  Beginning of period....      76,493,104
                             ------------
  End of period..........    $ 93,893,248
                             ============

 ** Amounts represent from inception, January 16, 2001 to December 31, 2001. ** Amounts represent from inception, January 16, 2001 to December 31, 2001.

_____________________________________ SA-31 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2001

                             HARTFORD      HARTFORD      HARTFORD
                           DIVIDEND AND     GLOBAL        GLOBAL
                              GROWTH       ADVISERS       LEADERS
                             HLS FUND      HLS FUND      HLS FUND
                           SUB-ACCOUNT   SUB-ACCOUNT*  SUB-ACCOUNT**
                           ------------  ------------  -------------
OPERATIONS:
  Net investment
   income................  $   599,221    $   11,890     $  5,313
  Capital gains income...    2,140,364        77,446        2,978
  Net realized gain
   (loss) on security
   transactions..........       (4,019)          275          (32)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................   (3,973,265)     (140,623)        (460)
                           -----------    ----------     --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............   (1,237,699)      (51,012)       7,799
                           -----------    ----------     --------
UNIT TRANSACTIONS:
  Purchases..............    6,750,714       312,916      115,595
  Net transfers..........    8,426,153       775,837      915,124
  Surrenders for benefit
   payments and fees.....   (1,132,374)      (19,123)        (884)
  Net loan activity......     (649,328)         (484)      (1,657)
  Cost of insurance......   (2,977,199)     (160,964)     (52,206)
                           -----------    ----------     --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   10,417,966       908,182      975,972
                           -----------    ----------     --------
  Net increase (decrease)
   in net assets.........    9,180,267       857,170      983,771
NET ASSETS:
  Beginning of period....   29,901,005       772,058       --
                           -----------    ----------     --------
  End of period..........  $39,081,272    $1,629,228     $983,771
                           ===========    ==========     ========

  * Formerly International Advisers HLS Fund Sub-Account, change effective May 1, 2001.
 **  Amounts represent from inception, January 16, 2001 to December 31, 2001.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-32 ____________________________________

                             HARTFORD       HARTFORD                      HARTFORD                                 HARTFORD
                              GLOBAL       GROWTH AND      HARTFORD     INTERNATIONAL   HARTFORD      HARTFORD     MORTGAGE
                            TECHNOLOGY       INCOME          INDEX      OPPORTUNITIES    MIDCAP     MONEY MARKET  SECURITIES
                             HLS FUND       HLS FUND       HLS FUND       HLS FUND      HLS FUND      HLS FUND     HLS FUND
                           SUB-ACCOUNT**   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  -------------  -------------  -------------  -----------  ------------  -----------
OPERATIONS:
  Net investment
   income................    $ --          $   --         $   377,508    $    19,746   $   --       $ 2,078,005   $   79,521
  Capital gains income...      --              308,037        681,345      2,203,174     2,996,219          580       --
  Net realized gain
   (loss) on security
   transactions..........     (79,362)             869           (929)       (18,987)      (59,579)     --            15,245
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (33,833)        (922,890)    (6,025,036)    (5,595,120)   (3,386,884)     --             6,477
                             --------      -----------    -----------    -----------   -----------  ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    (113,195)        (613,984)    (4,967,112)    (3,391,187)     (450,244)   2,078,585      101,243
                             --------      -----------    -----------    -----------   -----------  ------------  ----------
UNIT TRANSACTIONS:
  Purchases..............      95,151        2,291,996      9,903,135      4,098,475     7,248,545  221,865,866      311,267
  Net transfers..........     821,686        1,653,046      7,721,490      1,964,556     9,253,173  (144,787,923)  1,152,315
  Surrenders for benefit
   payments and fees.....     (24,400)        (344,329)    (1,512,942)      (819,783)     (423,082)  (6,909,383)     (79,720)
  Net loan activity......      (9,080)        (125,456)      (889,403)      (451,463)     (859,191)  (3,076,283)    (118,464)
  Cost of insurance......     (50,985)      (1,026,708)    (4,114,293)    (1,276,284)   (2,754,918) (12,128,399)    (156,399)
                             --------      -----------    -----------    -----------   -----------  ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     832,372        2,448,549     11,107,987      3,515,501    12,464,527   54,963,878    1,108,999
                             --------      -----------    -----------    -----------   -----------  ------------  ----------
  Net increase (decrease)
   in net assets.........     719,177        1,834,565      6,140,875        124,314    12,014,283   57,042,463    1,210,242
NET ASSETS:
  Beginning of period....      --            6,851,637     36,507,845     16,868,199    18,530,247   42,084,597    1,245,042
                             --------      -----------    -----------    -----------   -----------  ------------  ----------
  End of period..........    $719,177      $ 8,686,202    $42,648,720    $16,992,513   $30,544,530  $99,127,060   $2,455,284
                             ========      ===========    ===========    ===========   ===========  ============  ==========

  * Formerly International Advisers HLS Fund Sub-Account, change effective May 1, 2001.
 ** Amounts represent from inception, January 16, 2001 to December 31, 2001. ** Amounts represent from inception, January 16, 2001 to December 31, 2001.

_____________________________________ SA-33 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2001

                             HARTFORD       HARTFORD     PUTNAM VT
                           SMALL COMPANY     STOCK      DIVERSIFIED
                             HLS FUND       HLS FUND    INCOME FUND
                            SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  ------------  -----------
OPERATIONS:
  Net investment
   income................   $   --        $    688,802  $  103,928
  Capital gains income...     1,223,448      6,608,467      --
  Net realized gain
   (loss) on security
   transactions..........       (82,266)      (644,363)      4,032
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (3,082,732)   (18,483,561)    (47,216)
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    (1,941,550)   (11,830,655)     60,744
                            -----------   ------------  ----------
UNIT TRANSACTIONS:
  Purchases..............     5,479,813     22,299,764     355,672
  Net transfers..........     8,305,406      4,630,616     491,731
  Surrenders for benefit
   payments and fees.....      (483,090)    (3,150,605)    (34,174)
  Net loan activity......      (409,553)    (1,603,771)     (2,404)
  Cost of insurance......    (1,454,294)    (8,705,546)   (147,835)
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    11,438,282     13,470,458     662,990
                            -----------   ------------  ----------
  Net increase (decrease)
   in net assets.........     9,496,732      1,639,803     723,734
NET ASSETS:
  Beginning of period....    10,364,630     84,332,023   1,332,592
                            -----------   ------------  ----------
  End of period..........   $19,861,362   $ 85,971,826  $2,056,326
                            ===========   ============  ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-34 ____________________________________

                            PUTNAM VT                                                                             PUTNAM VT
                           GLOBAL ASSET    PUTNAM VT     PUTNAM VT      PUTNAM VT      PUTNAM VT    PUTNAM VT   INTERNATIONAL
                            ALLOCATION   GLOBAL GROWTH  GROWTH AND   HEALTH SCIENCES  HIGH YIELD     INCOME      GROWTH AND
                               FUND          FUND       INCOME FUND       FUND           FUND         FUND       INCOME FUND
                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                           ------------  -------------  -----------  ---------------  -----------  -----------  -------------
OPERATIONS:
  Net investment
   income................   $   28,690    $   --        $  557,052     $    2,981     $  743,130   $  256,233     $   34,694
  Capital gains income...      270,227      2,908,921      388,860        --              --           --            189,890
  Net realized gain
   (loss) on security
   transactions..........       (2,530)       (96,760)      21,163        (18,691)         9,084        2,160         (8,036)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (514,774)    (7,175,051)  (3,239,751)    (1,265,804)      (520,171)      13,866       (972,709)
                            ----------    -----------   -----------    ----------     ----------   ----------     ----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     (218,387)    (4,362,890)  (2,272,676)    (1,281,514)       232,043      272,259       (756,161)
                            ----------    -----------   -----------    ----------     ----------   ----------     ----------
UNIT TRANSACTIONS:
  Purchases..............      334,766      3,163,407    6,999,623      1,936,136      1,006,864      759,414        750,379
  Net transfers..........      488,381       (579,494)   4,933,466      2,428,765      1,187,855    2,022,146      1,236,077
  Surrenders for benefit
   payments and fees.....     (110,560)      (358,448)  (1,214,623)       (70,066)      (287,231)    (207,349)       (66,292)
  Net loan activity......      (57,325)      (276,549)    (487,577)      (118,357)       (57,642)     (23,835)         7,006
  Cost of insurance......     (181,054)    (1,028,327)  (3,450,141)      (866,405)      (459,759)    (388,508)      (395,114)
                            ----------    -----------   -----------    ----------     ----------   ----------     ----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      474,208        920,589    6,780,748      3,310,073      1,390,087    2,161,868      1,532,056
                            ----------    -----------   -----------    ----------     ----------   ----------     ----------
  Net increase (decrease)
   in net assets.........      255,821     (3,442,301)   4,508,072      2,028,559      1,622,130    2,434,127        775,895
NET ASSETS:
  Beginning of period....    2,592,821     14,191,309   31,930,297      5,823,936      4,977,278    3,270,278      2,987,533
                            ----------    -----------   -----------    ----------     ----------   ----------     ----------
  End of period..........   $2,848,642    $10,749,008   $36,438,369    $7,852,495     $6,599,408   $5,704,405     $3,763,428
                            ==========    ===========   ===========    ==========     ==========   ==========     ==========

_____________________________________ SA-35 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2001

                                              PUTNAM VT
                             PUTNAM VT      INTERNATIONAL      PUTNAM VT     PUTNAM VT
                           INTERNATIONAL  NEW OPPORTUNITIES    INVESTORS    MONEY MARKET
                            GROWTH FUND         FUND             FUND           FUND
                            SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  -----------------  -------------  ------------
OPERATIONS:
  Net investment
   income................   $    56,354      $  --            $     6,391   $   117,219
  Capital gains income...     1,764,067         --                --            --
  Net realized gain
   (loss) on security
   transactions..........           902           94,839          (19,797)      --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (5,497,942)      (1,085,826)      (2,111,897)      --
                            -----------      -----------      -----------   -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    (3,676,619)        (990,987)      (2,125,303)      117,219
                            -----------      -----------      -----------   -----------
UNIT TRANSACTIONS:
  Purchases..............     4,448,632        1,218,357        2,465,061       246,197
  Net transfers..........     6,107,963           36,967          113,509     4,460,138
  Surrenders for benefit
   payments and fees.....      (662,512)         (28,375)        (224,594)      (41,816)
  Net loan activity......      (415,783)         (20,074)        (248,272)   (2,493,824)
  Cost of insurance......    (1,593,931)        (459,354)        (879,446)     (193,883)
                            -----------      -----------      -----------   -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     7,884,369          747,521        1,226,258     1,976,812
                            -----------      -----------      -----------   -----------
  Net increase (decrease)
   in net assets.........     4,207,750         (243,466)        (899,045)    2,094,031
NET ASSETS:
  Beginning of period....    13,163,301        3,468,360        7,911,636     2,114,768
                            -----------      -----------      -----------   -----------
  End of period..........   $17,371,051      $ 3,224,894      $ 7,012,591   $ 4,208,799
                            ===========      ===========      ===========   ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS. _____________________________________ SA-36 ____________________________________

                                                                                            PUTNAM VT
                               PUTNAM VT       PUTNAM VT       PUTNAM VT      THE GEORGE    UTILITIES    PUTNAM VT    PUTNAM VT
                           NEW OPPORTUNITIES   NEW VALUE    OTC & EMERGING    PUTNAM FUND  GROWTH AND      VISTA       VOYAGER
                                 FUND            FUND         GROWTH FUND      OF BOSTON   INCOME FUND     FUND          FUND
                              SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                           -----------------  -----------  -----------------  -----------  -----------  -----------  ------------
OPERATIONS:
  Net investment
   income................     $  --           $   36,304      $  --           $   55,464   $  125,116   $   --       $     45,574
  Capital gains income...       3,790,705         97,682         --               --          211,677       617,010     9,303,813
  Net realized gain
   (loss) on security
   transactions..........         (99,609)       (13,950)        (443,807)         3,390       (5,808)     (127,167)     (111,629)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     (11,523,748)        33,371       (2,933,109)       (17,939)  (1,387,757)   (2,956,067)  (19,825,824)
                              -----------     ----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      (7,832,652)       153,407       (3,376,916)        40,915   (1,056,772)   (2,466,224)  (10,588,066)
                              -----------     ----------      -----------     ----------   -----------  -----------  ------------
UNIT TRANSACTIONS:
  Purchases..............       6,763,035      1,082,891        3,216,134        626,559      936,047     2,204,765    11,115,889
  Net transfers..........          (1,810)     3,591,143         (482,912)     1,702,783      868,713     1,811,060     5,218,603
  Surrenders for benefit
   payments and fees.....        (703,002)       (89,682)        (120,181)       (68,485)    (195,352)     (160,653)   (1,425,090)
  Net loan activity......        (610,187)       (14,582)        (187,647)       (22,621)    (233,939)     (100,560)     (918,004)
  Cost of insurance......      (2,351,119)      (574,107)        (656,040)      (304,844)    (410,810)     (817,026)   (4,570,198)
                              -----------     ----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       3,096,917      3,995,663        1,769,354      1,933,392      964,659     2,937,586     9,421,200
                              -----------     ----------      -----------     ----------   -----------  -----------  ------------
  Net increase (decrease)
   in net assets.........      (4,735,735)     4,149,070       (1,607,562)     1,974,307      (92,113)      471,362    (1,166,866)
NET ASSETS:
  Beginning of period....      25,136,260      2,495,376        7,251,733      1,429,226    4,181,699     5,736,608    43,598,163
                              -----------     ----------      -----------     ----------   -----------  -----------  ------------
  End of period..........     $20,400,525     $6,644,446      $ 5,644,171     $3,403,533   $4,089,586   $ 6,207,970  $ 42,431,297
                              ===========     ==========      ===========     ==========   ===========  ===========  ============

_____________________________________ SA-37 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

 1.  ORGANIZATION:

    Separate Account VL I ("the Account") is a separate investment account within Hartford Life and Annuity Insurance Company ("the Company") and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life policyholders of the Company in various mutual funds ("the Funds") as directed by the policyholders.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with accounting principles generally accepted in the United States of America and in the investment company industry:

   a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and loses on the sales of securities are computed on the basis of identified cost of the fund shares sold. Dividend and capital gains income is accrued as of the ex-dividend date. Capital gains income represents those dividends from the Funds which are characterized as capital gains under tax regulations.

   b) SECURITY VALUATION--The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 2002.

   c) UNIT TRANSACTIONS--Unit transactions are executed based on the unit values calculated at the close of the business day.

   d) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

   e) USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:
     DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE--On the policy date and on each subsequent monthly activity date, the Company will deduct from the Account an amount to cover mortality and expense risk charges, cost of insurance, administrative charges and any other benefits provided by the rider. These charges, which may vary from month to month in accordance which the terms of the contracts, are deducted through termination of units of interest from applicable policyholders' accounts.

_____________________________________ SA-38 ____________________________________

 4.  PURCHASES AND SALES OF INVESTMENTS:

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows:

                                             SUM OF        SUM OF
                                           PURCHASES      PROCEEDS
                                            AT COST      FROM SALES
                                          ------------  ------------
American Funds Global Growth Fund.......  $  3,211,331  $    174,870
American Funds Growth Fund..............    16,843,857       411,365
American Funds Growth-Income Fund.......    22,745,969       607,627
American Funds Small Capitalization
 Fund...................................     1,902,416       104,933
Fidelity VIP Asset Manager Portfolio....     2,105,613       708,260
Fidelity VIP Equity-Income Fund.........     7,006,043     1,838,958
Fidelity VIP Overseas Portfolio.........    22,540,173    21,721,296
Hartford Advisors HLS Fund..............    22,555,511     2,799,606
Hartford Bond HLS Fund..................    37,006,425    12,339,963
Hartford Capital Appreciation HLS
 Fund...................................    26,546,796     4,969,750
Hartford Dividend and Growth HLS Fund...    15,728,461     4,979,649
Hartford Global Advisers HLS Fund.......     1,847,909     1,238,121
Hartford Global Leaders HLS Fund........     1,382,307       282,488
Hartford Global Technology HLS Fund.....     7,792,883     6,590,495
Hartford Growth and Income HLS Fund.....     3,312,444       541,951
Hartford Index HLS Fund.................    20,256,445     4,806,082
Hartford International Opportunities HLS
 Fund...................................    23,834,537    22,355,293
Hartford MidCap HLS Fund................    16,557,557     3,798,226
Hartford Money Market HLS Fund..........   141,162,814   130,815,678
Hartford Mortgage Securities HLS Fund...    12,897,545     5,094,928
Hartford Small Company HLS Fund.........     9,876,583     4,746,148
Hartford Stock HLS Fund.................    16,304,538     7,830,331
Putnam VT Diversified Income Fund.......     7,734,458     3,276,942
Putnam VT Global Asset Allocation
 Fund...................................       556,345       858,142
Putnam VT Global Equity Fund............     1,948,085     3,026,290
Putnam VT Growth and Income Fund........     6,857,741     6,526,267
Putnam VT Health Sciences Fund..........     2,251,780     1,568,153
Putnam VT High Yield Fund...............     4,697,314     2,808,949
Putnam VT Income Fund...................     8,194,807     4,078,928
Putnam VT International Growth and
 Income Fund............................     1,793,157       801,415
Putnam VT International Growth Fund.....    31,210,301    27,822,445
Putnam VT International New
 Opportunities Fund.....................     7,569,176     7,518,911
Putnam VT Investors Fund................     2,493,850     1,437,437
Putnam VT Money Market Fund.............     5,064,945     4,701,187
Putnam VT New Opportunities Fund........     3,817,868     3,909,345
Putnam VT New Value Fund................     5,280,287     2,187,660
Putnam VT OTC & Emerging Growth Fund....     2,882,231     2,285,867
Putnam VT The George Putnam Fund of
 Boston.................................     3,005,072       466,413
Putnam VT Utilities Growth and Income
 Fund...................................       985,887       586,632
Putnam VT Vista Fund....................     4,159,403     4,475,546
Putnam VT Voyager Fund..................     8,949,980     8,392,831
                                          ------------  ------------
                                          $542,870,844  $325,485,378
                                          ============  ============

_____________________________________ SA-39 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002

 5.  CHANGES IN UNITS OUTSTANDING:

    The changes in units outstanding for the year ended December 31, 2002 was as follows:

                                                                  NET
                                        UNITS        UNITS      INCREASE
                                       ISSUED      REDEEMED    (DECREASE)
                                     -----------  -----------  ----------
American Funds Global Growth
 Fund..............................    2,549,968    1,800,901     749,067
American Funds Growth Fund.........    9,507,907    3,959,736   5,548,171
American Funds Growth-Income
 Fund..............................    9,528,004    5,186,477   4,341,527
American Funds Global Small
 Capitalization Fund...............    1,103,319      831,337     271,982
Fidelity VIP Asset Manager
 Portfolio.........................    1,892,483    1,860,531      31,952
Fidelity VIP Equity-Income Fund....    8,997,007    9,487,808    (490,801)
Fidelity VIP Overseas Portfolio....    3,319,097    3,328,916      (9,819)
Hartford Advisers HLS Fund.........   14,897,267   15,361,240    (463,973)
Hartford Bond HLS Fund.............   14,795,064   11,852,576   2,942,488
Hartford Capital Appreciation HLS
 Fund..............................   26,807,596   27,396,524    (588,928)
Hartford Dividend and Growth HLS
 Fund..............................   12,035,021   11,701,628     333,393
Hartford Global Advisers HLS
 Fund..............................      255,333      143,781     111,552
Hartford Global Leaders HLS Fund...    1,086,725      827,666     259,059
Hartford Global Technology HLS.....   28,991,921   28,907,864      84,057
Hartford Growth and Income HLS
 Fund..............................    1,123,504      837,743     285,761
Hartford Index HLS Fund............   11,834,612   10,789,923   1,044,689
Hartford International
 Opportunities HLS Fund............   12,727,919   14,505,572  (1,777,653)
Hartford MidCap HLS Fund...........    7,420,285    5,583,492   1,836,793
Hartford Money Market HLS Fund.....   60,254,873   57,968,249   2,286,624
Hartford Mortgage Securities HLS
 Fund..............................    4,168,846    2,782,799   1,386,047
Hartford Small Company HLS Fund....    9,032,826    8,685,539     347,287
Hartford Stock HLS Fund............   17,613,455   19,890,678  (2,277,223)
Putnam VT Diversified Income
 Fund..............................      416,696      252,500     164,196
Putnam VT Global Asset Allocation
 Fund..............................      559,587      753,343    (193,756)
Putnam VT Global Equity Fund.......    1,162,136    1,310,177    (148,041)
Putnam VT Growth and Income Fund...    1,947,930    2,245,141    (297,211)
Putnam VT Health Sciences Fund.....      153,360      146,719       6,641
Putnam VT High Yield Fund..........      566,415      587,977     (21,562)
Putnam VT Income Fund..............      747,875      809,503     (61,628)
Putnam VT International Growth and
 Income Fund.......................      145,355      111,720      33,635
Putnam VT International Growth
 Fund..............................    1,672,846    1,635,409      37,437
Putnam VT International New
 Opportunities Fund................      110,601      133,926     (23,325)
Putnam VT Investors Fund...........      302,724      241,374      61,350
Putnam VT Money Market Fund........    2,865,016    3,564,947    (699,931)
Putnam VT New Opportunities Fund...    1,505,192    1,680,794    (175,602)
Putnam VT New Value Fund...........      469,901      486,932     (17,031)
Putnam VT OTC & Emerging Growth
 Fund..............................      306,035      379,636     (73,601)
Putnam VT The George Putnam Fund of
 Boston............................       95,901       59,167      36,734
Putnam VT Utilities Growth and
 Income Fund.......................      177,121      195,309     (18,188)
Putnam VT Vista Fund...............      135,433      141,771      (6,338)
Putnam VT Voyager Fund.............    2,194,605    2,577,963    (383,358)

_____________________________________ SA-40 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002
 6.  FINANCIAL HIGHLIGHTS:

    The following is a summary of units, unit fair value, contract owners' equity, expense ratios, investment income ratios, and total return showing the minimum and maximum contract charges for which a series of each sub-account has outstanding units.

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
AMERICAN FUNDS GLOBAL GROWTH FUND
  2002  Lowest contract charges     6,423,272  $ 0.709176    $  4,555,231     --          0.83%      (14.64)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     2,374,804    0.830793       1,972,970     --          0.65%      (16.92)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
AMERICAN FUNDS GROWTH FUND
  2002  Lowest contract charges    36,019,291    0.598421      21,554,700     --          0.05%      (24.45)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    11,608,620    0.792121       9,195,432     --          0.35%      (20.79)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
AMERICAN FUNDS GROWTH-INCOME FUND
  2002  Lowest contract charges    34,787,201    0.819043      28,492,213     --          1.48%      -18.34%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    10,507,976    1.003020      10,539,710     --          1.46%        0.30%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND
  2002  Lowest contract charges     3,121,814    0.704466       2,199,212     --          0.73%      (19.05)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       935,412    0.870271         814,062     --          0.66%      (12.97)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
FIDELITY VIP ASSET MANAGER PORTFOLIO
  2002  Lowest contract charges     2,729,809    1.636274       4,466,715     --          3.51%       (8.73)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,973,784    1.792741       3,538,483     --          3.82%       (4.09)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
FIDELITY VIP EQUITY-INCOME FUND
  2002  Lowest contract charges    11,396,137    1.782890      20,318,058     --          1.60%      (16.95)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     9,094,369    2.146668      19,522,592     --          1.49%       (4.96)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-41 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
FIDELITY VIP OVERSEAS PORTFOLIO
  2002  Lowest contract charges     4,433,446  $ 1.108757    $  4,915,614     --          0.69%      (20.28)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     3,671,008    1.390795       5,105,619     --          4.76%      (21.17)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD ADVISERS HLS FUND
  2002  Lowest contract charges    30,188,385    2.190023      66,113,258     --          3.10%      (13.79)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    22,666,244    2.540380      57,580,874     --          2.96%       (4.64)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD BOND HLS FUND
  2002  Lowest contract charges    24,077,334    1.949909      46,948,610     --          3.75%       10.08%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    11,456,525    1.771309      20,293,046     --          4.49%        8.68%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD CAPITAL APPRECIATION HLS FUND
  2002  Lowest contract charges    33,134,345    2.868780      95,055,145     --          0.69%      (19.70)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    26,281,710    3.572570      93,893,248     --          0.72%       (6.94)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD DIVIDEND AND GROWTH HLS FUND
  2002  Lowest contract charges    18,418,887    2.237882      41,219,295     --          1.62%      (14.23)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    14,979,171    2.609041      39,081,272     --          1.75%       (4.04)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD GLOBAL ADVISERS HLS FUND
  2002  Lowest contract charges     2,096,259    0.988953       2,073,101     --          0.05%       (8.95)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,500,015    1.086141       1,629,228     --          0.97%       (6.25)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-42 ____________________________________

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
HARTFORD GLOBAL LEADERS HLS FUND
  2002  Lowest contract charges     2,544,254  $ 0.682881    $  1,737,423     --          1.15%      (19.51)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,159,597    0.848373         983,771     --          1.45%      (15.16)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD GLOBAL TECHNOLOGY HLS FUND
  2002  Lowest contract charges     2,765,870    0.452718       1,252,159     --        --           (38.59)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       975,598    0.737165         719,177     --        --           (26.28)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD GROWTH AND INCOME HLS FUND
  2002  Lowest contract charges     9,720,630    0.916970       8,913,526     --          0.40%      (24.65)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     7,137,489    1.216983       8,686,202     --        --            (8.02)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD INDEX HLS FUND
  2002  Lowest contract charges    20,319,633    2.205769      44,820,418     --          1.27%      (22.45)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    14,994,758    2.844242      42,648,720     --          0.96%      (12.31)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND
  2002  Lowest contract charges    11,672,134    1.313864      15,335,597     --          2.02%      (17.93)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    10,614,098    1.600938      16,992,513     --          0.12%      (18.73)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD MIDCAP HLS FUND
  2002  Lowest contract charges    21,838,918    1.737334      37,941,494     --          0.12%      (14.22)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    15,081,261    2.025330      30,544,530     --        --            (3.62)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-43 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
HARTFORD MONEY MARKET HLS FUND
  2002  Lowest contract charges    71,570,885  $ 1.529607    $109,475,326     --          1.45%        1.47%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    65,755,665    1.507506      99,127,060     --          3.36%        3.87%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD MORTGAGE SECURITIES HLS FUND
  2002  Lowest contract charges     5,607,730    1.874447      10,511,393     --          3.21%        8.15%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,416,684    1.733120       2,455,284     --          5.02%        7.50%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD SMALL COMPANY HLS FUND
  2002  Lowest contract charges    19,850,587    0.920563      18,273,716     --        --           (30.23)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    15,053,306    1.319402      19,861,362     --        --           (14.92)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
HARTFORD STOCK HLS FUND
  2002  Lowest contract charges    30,837,526    2.322928      71,633,353     --          1.06%      (24.25)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges    28,036,263    3.066451      85,971,826     --          0.79%      (12.23)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT DIVERSIFIED INCOME FUND
  2002  Lowest contract charges       454,850   14.348324       6,526,336     --          3.46%        6.20%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       152,197   13.510984       2,056,326     --          6.39%        3.82%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT GLOBAL ASSET ALLOCATION FUND
  2002  Lowest contract charges       119,463   17.760045       2,121,661     --          2.04%      (12.36)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       140,567   20.265402       2,848,642     --          1.07%       (8.35)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-44 ____________________________________

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
PUTNAM VT GLOBAL GROWTH FUND
  2002  Lowest contract charges       493,893  $14.985684    $  7,401,321     --          0.32%      (22.16)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       558,333   19.251979      10,749,008     --        --           (29.66)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT GROWTH AND INCOME FUND
  2002  Lowest contract charges     1,362,763   21.356598      29,103,976     --          2.39%      (18.79)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,385,628   26.297364      36,438,369     --          1.59%       (6.16)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT HEALTH SCIENCES FUND
  2002  Lowest contract charges       701,636    9.649126       6,770,172     --          0.07%      (20.21)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       649,361   12.092641       7,852,495     --          0.04%      (19.53)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT HIGH YIELD FUND
  2002  Lowest contract charges       491,602   15.605782       7,671,827     --         12.39%       (0.54)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       420,610   15.690083       6,599,408     --         12.34%        3.87%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT INCOME FUND
  2002  Lowest contract charges       559,093   18.079459      10,108,105     --          4.10%        8.09%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       341,056   16.725709       5,704,405     --          5.93%        7.53%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND
  2002  Lowest contract charges       487,886    8.447396       4,121,367     --          0.67%      (13.67)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       384,606    9.785153       3,763,428     --          1.02%      (20.67)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-45 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
PUTNAM VT INTERNATIONAL GROWTH FUND
  2002  Lowest contract charges           313  $ 8.522016    $      2,667     --          1.54%       (9.63)%
        Highest contract charges    2,040,087    9.315833      19,005,114     --          0.98%      (17.52)%
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,538,040   11.294275      17,371,051     --          0.34%      (20.41)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND
  2002  Lowest contract charges       373,760    7.523083       2,811,828     --          0.86%      (13.46)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       370,966    8.693232       3,224,894     --        --           (28.52)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT INVESTORS FUND
  2002  Lowest contract charges       912,502    6.827953       6,230,521     --          0.41%      (23.68)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       783,835    8.946510       7,012,591     --          0.09%      (24.61)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT MONEY MARKET FUND
  2002  Lowest contract charges     3,007,885    1.520209       4,572,614     --          1.44%        1.46%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     2,808,924    1.498367       4,208,799     --          3.58%        4.00%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT NEW OPPORTUNITIES FUND
  2002  Lowest contract charges     1,009,721   13.891974      14,027,023     --          0.00%      (30.29)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,023,641   19.929373      20,400,525     --        --           (29.99)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT NEW VALUE FUND
  2002  Lowest contract charges       690,151   11.418982       7,880,826     --          3.94%      (15.44)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       492,052   13.503535       6,644,446     --          0.78%        3.61%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

_____________________________________ SA-46 ____________________________________

                                                                                     INVESTMENT
                                                  UNIT         CONTRACT     EXPENSE    INCOME       TOTAL
                                     UNITS     FAIR VALUE#  OWNERS' EQUITY  RATIO*    RATIO**     RETURN***
                                   ----------  -----------  --------------  -------  ----------  -----------
PUTNAM VT OTC & EMERGING GROWTH FUND
  2002  Lowest contract charges       980,487  $ 4.419389    $  4,333,155     --        --           (32.06)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       867,691    6.504819       5,644,171     --        --           (45.57)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
  2002  Lowest contract charges       510,091   10.685893       5,450,782     --          2.32%       (8.57)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       291,220   11.687147       3,403,533     --          2.30%        0.74%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT UTILITIES GROWTH AND INCOME FUND
  2002  Lowest contract charges       225,854   14.997690       3,387,283     --          3.71%      (23.83)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       207,695   19.690377       4,089,586     --          2.95%      (22.15)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT VISTA FUND
  2002  Lowest contract charges       544,137    7.224769       3,931,262     --        --           (30.38)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges       598,239   10.377065       6,207,970     --        --           (33.40)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
PUTNAM VT VOYAGER FUND
  2002  Lowest contract charges     1,429,244   21.845647      31,222,755     --          0.88%      (26.34)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --
  2001  Lowest contract charges     1,430,794   29.655765      42,431,297     --          0.11%      (22.24)%
        Highest contract charges       --          --            --           --        --           --
        Remaining contract
        charges                        --          --            --           --        --           --

  * This represents the annualized contract expenses of the variable account for the period indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contract owner accounts through the redemption of units.
 ** These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

_____________________________________ SA-47 ____________________________________

 SEPARATE ACCOUNT VL I
--------------------------------------------------------------------------------
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2002
*** This represents the total return for the period indicated and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
  #  Rounded unit values.

_____________________________________ SA-48 ____________________________________

                          INDEPENDENT AUDITORS' REPORT
                     -------------------------------------

To the Board of Directors
of Hartford Life and Annuity Insurance Company
Hartford, Connecticut

We have audited the accompanying statutory basis balance sheet of Hartford Life and Annuity Insurance Company ("the Company") as of December 31, 2002, and the related statutory basis statements of operations, changes in capital and surplus, and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory balance sheet of the Company for the year ended December 31, 2001 and the related statutory statements of operations, changes in capital and surplus, and of cash flows for the two years then ended were audited by other auditors whose report, dated Janauary 28, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the adoption of codification, as discussed in Note 2 to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements were prepared in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, the financial position of Hartford Life and Annuity Insurance Company as of December 31, 2002, or the results of its operations or its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the balance sheet of Hartford Life and Annuity Insurance Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the statutory financial statements, the Company effective January 1, 2001 adopted certain statutory accounting practices as a result of the State of Connecticut Insurance Department's adoption of the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual.

Deloitte & Touche LLP
Hartford, Connecticut
March 26, 2003

                     THIS IS A COPY OF A PREVIOUSLY ISSUED
                        ANDERSEN REPORT AND THIS REPORT
                       HAS NOT BEEN REISSUED BY ANDERSEN.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ----------------------------------------------------

To the Board of Directors of
Hartford Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared using the accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut, which practices differs from accounting principles generally accepted in the United States.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Hartford Life and Annuity Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2001. Furthermore, in our opinion, the supplemental data included in Note 2 reconciling income and capital and surplus as shown in the financial statements to income and stockholder's equity as determined in conformity with accounting principles generally accepted in the United States, present fairly, in all material respects, the information shown therein.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of Hartford Life and Annuity Insurance Company as of December 31, 2001 and 2000, and the results of its operations and the changes in its capital and surplus for each of the three years in the period ended December 31, 2001 in conformity with accounting practices prescribed or permitted by the Insurance Department in the State of Connecticut.

As explained in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting to that prescribed in the codified National Association of Insurance Commissioners' Statements of Statutory Accounting Principles and related interpretations prescribed by the Insurance Department of the State of Connecticut.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of selected financial data, the summary investment schedule and the schedule of investment risks interrogatories, as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 28, 2002

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 BALANCE SHEETS
                               (STATUTORY BASIS)
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                         AS OF DECEMBER 31,
 ------------------------------------------------------------------------------
                                                         2002          2001
 ------------------------------------------------------------------------------
 ASSETS
   Bonds                                              $ 4,928,629   $ 2,639,950
   Common and Preferred Stocks                             17,393        16,753
   Mortgage Loans                                         137,595       180,043
   Real Estate                                             25,312        24,614
   Policy Loans                                           266,756       250,220
   Cash and Short-Term Investments                        485,025       421,764
   Other Invested Assets                                   16,950        39,622
 ------------------------------------------------------------------------------
                     TOTAL CASH AND INVESTED ASSETS     5,877,660     3,572,966
 ------------------------------------------------------------------------------
   Investment Income Due and Accrued                       64,019        48,172
   Federal Income Taxes Recoverable                        33,035       157,532
   Deferred Tax Asset                                      29,910        54,720
   Other Assets                                           433,080        98,497
   Separate Account Assets                             35,919,868    41,945,545
 ------------------------------------------------------------------------------
                                       TOTAL ASSETS   $42,357,572   $45,877,432
 ------------------------------------------------------------------------------
 LIABILITIES
   Aggregate Reserves for Life and Accident and
    Health Policies                                   $ 6,131,338   $ 4,346,336
   Liability for Deposit Type Contracts                    59,240        42,394
   Policy and Contract Claim Liabilities                   33,856        30,507
   Asset Valuation Reserve                                    270            --
   Payable to Affiliates                                   26,707        32,072
   Accrued Expense Allowances and Other Amounts Due
    From Separate Accounts                             (1,227,985)   (1,485,727)
   Other Liabilities                                      826,009       295,090
   Separate Account Liabilities                        35,919,868    41,945,545
 ------------------------------------------------------------------------------
                                  TOTAL LIABILITIES    41,769,303    45,206,217
 ------------------------------------------------------------------------------
 CAPITAL AND SURPLUS
   Common Stock -- 3,000 Shares Authorized, 2,000
    Shares Issued and Outstanding                           2,500         2,500
   Gross Paid-In and Contributed Surplus                1,221,883       986,883
   Unassigned Funds                                      (636,114)     (318,168)
 ------------------------------------------------------------------------------
                          TOTAL CAPITAL AND SURPLUS       588,269       671,215
 ------------------------------------------------------------------------------
             TOTAL LIABILITIES, CAPITAL AND SURPLUS   $42,357,572   $45,877,432
 ------------------------------------------------------------------------------

               SEE NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               (STATUTORY BASIS)
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                        FOR THE YEARS ENDED DECEMBER 31,
 ------------------------------------------------------------------------------------------
                                                         2002         2001          2000
 ------------------------------------------------------------------------------------------
 REVENUES
   Premiums and Annuity Considerations                $4,626,830   $12,741,782   $  772,847
   Considerations for Supplementary Contracts with
    Life Contingencies                                       123        33,695           31
   Annuity and Other Fund Deposits                            --            --    4,201,953
   Net Investment Income                                 241,414       188,799      107,937
   Commissions and Expense Allowances on
    Reinsurance Ceded                                    197,594        78,607      121,671
   Reserve Adjustment on Reinsurance Ceded             3,403,682       600,569    1,287,942
   Fee Income                                            829,267       817,436      827,674
   Other Revenues                                         10,367         6,435        2,751
 ------------------------------------------------------------------------------------------
                                     TOTAL REVENUES    9,309,277    14,467,323    7,322,806
 ------------------------------------------------------------------------------------------
 BENEFITS AND EXPENSES
   Death and Annuity Benefits                            215,874       174,288       57,001
   Disability and Other Benefits                          11,926        11,296        5,827
   Surrenders and Other Fund Withdrawals               4,743,944     4,142,327    3,567,723
   Commissions                                           583,605     1,222,698      490,630
   Increase in Aggregate Reserves for Life and
    Accident and Health Policies                       1,785,002     2,147,722       57,316
   Decrease in Liability for Premium and Other
    Deposit Funds                                             --            --     (403,594)
   General Insurance Expenses                            341,349       330,636      253,565
   Net Transfers to Separate Accounts                  2,298,625     2,613,765    3,218,126
   Modified Coinsurance Adjustment on Reinsurance
    Assumed                                             (522,245)    4,591,861           --
   Other Expenses                                         22,715        78,503       26,782
 ------------------------------------------------------------------------------------------
                        TOTAL BENEFITS AND EXPENSES    9,480,795    15,313,096    7,273,376
 ------------------------------------------------------------------------------------------
   Net (Loss) Gain from Operations Before Federal
    Income Tax (Benefit) Expense                        (171,518)     (845,773)      49,430
   Federal Income Tax (Benefit) Expense                   28,712      (196,458)      24,549
 ------------------------------------------------------------------------------------------
                    NET (LOSS) GAIN FROM OPERATIONS     (200,230)     (649,315)      24,881
 ------------------------------------------------------------------------------------------
   Net Realized Capital Losses, after tax                (56,843)      (10,238)      (2,922)
 ------------------------------------------------------------------------------------------
                                  NET (LOSS) INCOME   $ (257,073)  $  (659,553)  $   21,959
 ------------------------------------------------------------------------------------------

               SEE NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                               (STATUTORY BASIS)
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                      FOR THE YEARS ENDED DECEMBER 31,
 --------------------------------------------------------------------------------------
                                                         2002        2001        2000
 --------------------------------------------------------------------------------------
 COMMON STOCK -- 3,000 SHARES AUTHORIZED, 2,000
  SHARES ISSUED AND OUTSTANDING
 --------------------------------------------------------------------------------------
   Balance, Beginning and End of Year                 $    2,500   $   2,500   $  2,500
 --------------------------------------------------------------------------------------
 GROSS PAID-IN AND CONTRIBUTED SURPLUS,
 --------------------------------------------------------------------------------------
   Beginning of Year                                     986,883     226,043    226,043
   Capital Contribution                                  235,000     760,840         --
 --------------------------------------------------------------------------------------
                               BALANCE, END OF YEAR    1,221,883     986,883    226,043
 --------------------------------------------------------------------------------------
 UNASSIGNED FUNDS
   Balance, Beginning of Year                           (318,168)    310,720    294,333

   Net Income                                           (257,073)   (659,553)    21,959
   Change in Net Unrealized Capital (Losses) Gains
    on Common Stocks and Other Invested Assets            (4,421)    (22,085)    (4,653)
   Change in Net Deferred Income Tax                     191,399     209,019         --
   Change in Reserve Valuation Basis                          --     (11,721)     5,711
   Change in Asset Valuation Reserve                        (270)      2,743      2,192
   Change in Non-Admitted Assets                        (210,628)   (154,455)    (3,646)
   Change in Liability for Reinsurance in
    Unauthorized Companies                               (36,953)         (2)        --
   Cummulative Effect of Change in Accounting
    Principles                                                --       7,166         --
   Credit on Reinsurance Ceded                                --          --     (5,176)
 --------------------------------------------------------------------------------------
                               BALANCE, END OF YEAR     (636,114)   (318,168)   310,720
 --------------------------------------------------------------------------------------
 CAPITAL AND SURPLUS,
 --------------------------------------------------------------------------------------
   End of Year                                        $  588,269   $ 671,215   $539,263
 --------------------------------------------------------------------------------------

               SEE NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                               (STATUTORY BASIS)
                (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

                                            FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------
                                             2002         2001         2000
------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Premiums and Annuity Considerations     $ 4,627,995  $12,732,469  $4,969,266
  Net Investment Income                       242,062      166,707     106,844
  Fee Income                                  829,267      817,436     827,674
  Commissions and Expense Allowances on
   Reinsurance Ceded                        3,601,276      679,177   1,403,553
  Other Income                                  5,771       36,949         179
                                          -----------  -----------  ----------
    Total Income                            9,306,371   14,432,738   7,307,516
                                          -----------  -----------  ----------
  Benefits Paid                             4,795,021    4,289,455   3,628,860
  Federal Income Tax (Recoveries)
   Payments                                  (108,177)     (58,363)     74,791
  Net Transfers to Separate Accounts        2,040,883    2,640,961   3,289,217
  MODCO Adjustment on Reinsurance
   Assumed                                   (522,245)   4,591,861          --
  Other Expenses                              967,922    1,637,963     789,601
                                          -----------  -----------  ----------
    Total Benefits and Expenses             7,173,404   13,101,877   7,782,469
------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED FOR)
                    OPERATING ACTIVITIES    2,132,967    1,330,861    (474,953)
------------------------------------------------------------------------------
INVESTING ACTIVITIES
  PROCEEDS FROM INVESTMENTS SOLD AND
   MATURED
  Bonds                                     1,623,364    1,286,296     731,046
  Common and Preferred Stocks                      35       14,354         979
  Mortgage Loans                               42,133       57,353      33,304
  Other                                       134,912       12,690       1,718
                                          -----------  -----------  ----------
    Total Investment Proceeds               1,800,444    1,370,693     767,047
                                          -----------  -----------  ----------
  COST OF INVESTMENTS ACQUIRED
  Bonds                                     3,956,463    2,753,242     454,987
  Common and Preferred Stocks                     842       14,246         484
  Mortgage Loans                                  225      203,177       3,881
  Real Estate                                   1,292       25,000          --
  Other                                            --       40,467          --
                                          -----------  -----------  ----------
    Total Investments Acquired              3,958,822    3,036,132     459,352
                                          -----------  -----------  ----------
  Net Increase in Policy Loans                 16,536      169,425      21,366
------------------------------------------------------------------------------
         NET CASH (USED FOR) PROVIDED BY
                    INVESTING ACTIVITIES  $(2,174,914) $(1,834,864) $  286,329
------------------------------------------------------------------------------
FINANCING AND MISCELLANEOUS ACTIVITIES
  Capital Contribution                        235,000      760,840          --
  Net other cash provided (used)             (129,792)      99,401     (13,429)
------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED FOR)
                               FINANCING
            AND MISCELLANEOUS ACTIVITIES      105,208      860,241     (13,429)
------------------------------------------------------------------------------
  Net increase (decrease) in cash and
   short-term investments                      63,261      356,238    (202,053)
  Cash and Short-Term Investments,
   Beginning of Year                          421,764       65,526     267,579
------------------------------------------------------------------------------
  CASH AND SHORT-TERM INVESTMENTS, END
   OF YEAR                                $   485,025  $   421,764  $   65,526
------------------------------------------------------------------------------

               SEE NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
(STATUTORY BASIS)
(AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)

 -----------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Hartford Life and Annuity Insurance Company (the "Company") is a wholly-owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"). HLI is indirectly owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company offers a complete line of fixed and variable annuities, as well as variable, universal and traditional individual life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying statutory basis financial statements are prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance.

Current prescribed statutory accounting practices include the adoption of the NAIC's codified ACCOUNTING PRACTICES AND PROCEDURES manual, effective
January 1, 2001, as well as current state laws and regulations. Permitted statutory accounting practices encompass accounting practices approved by the state insurance departments. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for life and accident and health policies and the liability for deposit type contracts. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

As the result of changes in accounting principles effective January 1, 2001, some of the information presented for 2000 is not comparable to the information presented for 2001. The notable items are deposits recorded as revenue in 2000 most of which were recorded as premiums and considerations in 2001.

STATUTORY ACCOUNTING VERSUS ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("GAAP")

Statutory accounting principles and GAAP differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, etc.) which are charged to expense when incurred for statutory purposes rather than capitalized and amortized on a pro-rata basis over the expected life and gross profit stream of the policies for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally only consist of charges assessed to policy account balances for cost of insurance, policy administration and surrenders. For GAAP, when policy charges received relate to coverage or services to be provided in the future, the charges are recognized as revenue on a pro-rata basis over the expected life and gross profit stream of the policy. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used under GAAP;

(4) excluding certain assets designated as non-admitted assets (e.g., negative Interest Maintenance Reserve, and past due agents' balances) from the balance sheet for statutory purposes by directly charging surplus;

(5) the calculation of post-retirement benefits obligation which, for statutory accounting, excludes non-vested employees whereas GAAP liabilities include a provision for such employees; statutory and GAAP accounting permit either immediate recognition of the liability or straight-line amortization of the liability over a period not to exceed 20 years. For GAAP, The Hartford's obligation was immediately recognized, whereas, for statutory accounting, the obligation is being recognized ratably over a 20 year period;

(6) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve) for statutory purposes; as well as the deferral and amortization of realized gains and losses, caused by changes in interest rates during the period the asset is held, into income over the original life to maturity of the asset sold (Interest Maintenance Reserve) for statutory purposes; whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(7) the reporting of reserves and benefits, net of reinsurance ceded for statutory purposes; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

(8) the reporting of fixed maturities at amortized cost for statutory purposes, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a separate component of Stockholder's Equity; as well as the change in the basis of the Company's other invested assets, which consist primarily of limited partnership investments, which is recognized as income under GAAP and as a change in surplus under statutory accounting;

(9) for statutory purposes separate account liabilities are calculated using prescribed actuarial methodologies, which approximate the market value of separate account assets, less applicable surrender charges. The separate account surplus generated by these reserving methods is recorded as an amount due to or from the separate account on the statutory basis balance sheet, with changes reflected in the statutory basis results of operations. On a GAAP basis, separate account assets and liabilities are held at fair value;

(10) the consolidation of financial statements for GAAP reporting, whereas statutory accounting requires standalone financial statements with earnings of subsidiaries reflected as changes in unrealized gains or losses in surplus; and

(11) deferred income taxes, which provide for statutory/ tax temporary differences, are subject to limitation and are charged directly to surplus, whereas, GAAP would include GAAP/tax temporary differences and are charged as a component of net income.

As of and for the years ended December 31, the significant differences between Statutory and GAAP basis net income and capital and surplus for the Company are as follows:

                                                                   2002              2001              2000
                                                                -----------------------------------------------
GAAP Net Income                                                 $   191,548       $   214,610       $   140,954
Deferral and amortization of policy acquisition costs,
 net                                                               (337,657)         (308,546)         (218,151)
Change in unearned revenue reserve                                   71,208            59,132            54,255
Deferred taxes                                                      (50,834)          180,625            27,039
Separate account expense allowance                                 (279,761)         (110,911)           71,092
Benefit reserve adjustment                                          155,196           (13,199)          (70,248)
Prepaid reinsurance premium                                          (8,564)           (6,944)           (3,007)
Ceding commission on reinsurance assumed                                 --          (670,507)               --
Other, net                                                            1,791            (3,813)           20,025
                                                                -----------------------------------------------
                            STATUTORY NET (LOSS) INCOME         $  (257,073)      $  (659,553)      $    21,959
                                                                -----------------------------------------------

GAAP Stockholder's Equity                                       $ 2,242,347       $ 1,794,936       $   826,049
Deferred policy acquisition costs                                (3,289,010)       (3,033,841)       (2,105,975)
Unearned revenue reserve                                            297,759           229,194           150,220
Deferred taxes                                                      341,130           366,265           181,027
Separate account expense allowance                                1,243,867         1,521,026         1,469,122
Unrealized (gains) losses on investments                           (178,951)          (31,612)          (13,933)
Benefit reserve adjustment                                          300,515            24,334            16,574
Asset valuation reserve                                                (270)               --            (2,743)
Interest maintenance reserve                                        (25,702)          (25,448)               --
Prepaid reinsurance premium                                         (26,243)          (17,679)          (10,735)
Goodwill                                                           (170,100)         (173,704)               --
Statutory voluntary reserve                                              --                --            (6,286)
Reinsurance ceded                                                  (189,436)             (382)
Other, net                                                           42,363            18,126            35,943
                                                                -----------------------------------------------
                          STATUTORY CAPITAL AND SURPLUS         $   588,269       $   671,215       $   539,263
                                                                -----------------------------------------------

AGGREGATE RESERVES FOR LIFE AND ACCIDENT AND HEALTH POLICIES AND CONTRACTS AND LIABILITY FOR DEPOSIT TYPE CONTRACTS

Aggregate reserves for payment of future life, health and annuity benefits are computed in accordance with applicable actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.25% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual and group annuity tables at various rates ranging from 2.5% to 8.75% and using the Commissioner's Annuity Reserve Valuation Method ("CARVM").

The Company has established separate accounts to segregate the assets and liabilities of certain life insurance, pension and annuity contracts that must be segregated from the Company's general assets under the terms of its contracts. The assets consist primarily of marketable securities and are reported at fair value. Premiums, benefits and expenses relating to these contracts are reported in the statutory basis statements of operations.

An analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics as of December 31, 2002 (including general and separate account liabilities) are as follows:

                                                                                       % of
Subject to discretionary withdrawal:                                   Amount          Total
                                                                     -----------------------
With market value adjustment                                         $     2,548         0.0%
At book value, less current surrender charge of 5% or more             2,469,598         6.5%
At market value                                                       33,457,570        88.1%
                                                                     -----------------------
                    TOTAL WITH ADJUSTMENT OR AT MARKET VALUE          35,929,716        94.6%
                                                                     -----------------------
At book value without adjustment (minimal or no charge or
 adjustment):                                                          1,791,484         4.8%
Not subject to discretionary withdrawal:                                 241,487         0.6%
                                                                     -----------------------
                                                TOTAL, GROSS          37,962,687       100.0%
Reinsurance ceded                                                        200,000         N/A
                                                                     -----------
                                                  TOTAL, NET         $37,762,687         N/A
                                                                     -----------

INVESTMENTS

Investments in bonds are carried at amortized costand are amortized using the interest method, in accordance with Statements of Statutory Accounting Principles ("SSAP") No. 26, Bonds, EXCLUDING LOANED-BACKED AND STRUCTURED SECURITIES. Bonds that are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. Short-term investments consist of money market funds and are stated at cost, which approximates fair value. Preferred stocks are carried at amortized cost in accordance with NAIC designations. Common stocks are carried at fair value with the current year change in the difference from their cost reflected in surplus. Mortgage loans, which are carried at cost and approximate fair value, include investments in assets backed by mortgage loan pools. Policy loans are carried at their outstanding balance, which approximates fair value. Other invested assets are generally recorded at fair value.

The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other than temporary. If the decline in value of a fixed income or equity security is other than temporary, the security is deemed to be impaired, and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43 requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that the estimated undiscounted cashflows of its securitized financial asset are less than its carrying amount then an other than temporary impairment charge is recognized equal to the difference between the carrying amount and estimated undiscounted cashflows of the security. The total estimated undiscounted cashflows of the impaired investment becomes its new cost basis.

The Company has a security monitoring process comprised of a committee of investment and accounting professionals that identifies securities that, due to certain characteristics are subjected to an enhanced analysis on a quarterly basis. Such characteristics include, but are not limited to: a deterioration of the financial condition of the issuer, the magnitude and duration of unrealized losses, credit rating and industry category.

The primary factors considered in evaluating whether a decline in value for fixed income and equity securities is other than temporary include: (a) the length of time and the extent to which the fair value has been less than cost,
(b) the financial conditions and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery. Furthermore, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

Derivatives used in hedging relationships are accounted for in a manner consistent with the item hedged. Typically, any cost or consideration received at the inception of a contract is adjusted into the basis of the applicable asset or liability and amortized over the asset or liability life. Income is accounted for on an earned basis and recorded as derivative net investment income. Upon termination of the derivative, the gain or loss is recognized as a derivative capital gain or loss.

Derivatives used in an income generation relationship record the initial premium as a deferred liability. The premium received on covered floor contracts are adjusted into the cost basis of the covered asset and amortized over the life of the covered asset. Income is accounted for on an earned basis and recorded as derivative net investment income. If the derivative and bond are sold, the derivative will recognize a loss on disposition for the current market value and the unamortized value of the original premium is offset against the bond capital gain or loss.

Derivatives not classified as hedging, income generation or replication, will receive fair value accounting. The derivatives are carried on the balance sheet at fair value and the changes in fair value are recorded as capital gains and losses. Effective January 1, 2003, the changes in fair value will be recorded as unrealized gains and losses.

The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The AVR balances were $270 and $0 as of December 31, 2002 and 2001, respectively. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the bond or mortgage loan sold. The IMR balances as of December 31, 2002 and 2001 were $25,702 and $25,448, respectively. The net capital gains (losses) captured in the IMR in 2002, 2001 and 2000 were $5,078, $1,965 and $(3,096), respectively. The amount of expense amortized from the IMR in 2002, 2001 and 2000 included in the Company's Statements of Operations, was $4,823, $3,472 and $(495), respectively. Realized capital gains and losses, net of taxes not included in the IMR are reported in the statutory basis statements of operations. Realized investment gains and losses are determined on a specific identification basis.

CODIFICATION

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the state of Connecticut Department of Insurance. Effective January 1, 2001, the state of Connecticut required that insurance companies domiciled in the state of Connecticut prepare their statutory basis financial statements in accordance with the NAIC codified ACCOUNTING PRACTICES AND PROCEDURES manual, effective January 1, 2001, subject to any deviations prescribed or permitted by the state of Connecticut Insurance Commissioner.

Accounting changes adopted to conform to the provisions of the NAIC codified ACCOUNTING PRACTICES AND PROCEDURES manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date, if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principles, as an adjustment that increased unassigned funds of approximately $7,166. The adjustment to increase unassigned surplus is related to SSAP 10, INCOME TAXES.

3. BUSINESS COMBINATIONS:

On April 2, 2001, The Hartford, through Hartford Life, Inc. and its affiliates, acquired the U.S. individual life insurance, annuity and mutual fund businesses of Fortis Inc., ("Fortis") for $1.12 billion in cash. The Hartford effected the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. The purchase of Fortis Advisors, Inc. and Fortis Investors, Inc. was accounted for as a statutory purchase.

4. INVESTMENTS:

(a) COMPONENTS OF NET INVESTMENT INCOME

                                                                      For the years ended December 31,
                                                                   --------------------------------------
                                                                     2002           2001           2000
                                                                   --------------------------------------
Interest income from bonds and short-term investments              $200,347       $148,038       $ 95,980
Interest income from policy loans                                    18,947         14,160          4,923
Interest and dividends from other investments                        18,478         19,289          8,568
Interest income from cash on hand and on deposit                      7,238          9,462             --
                                                                   --------------------------------------
Gross investment income                                             245,010        190,949        109,471
Less: investment expenses                                             3,596          2,150          1,534
                                                                   --------------------------------------
                                       NET INVESTMENT INCOME       $241,414       $188,799       $107,937
                                                                   --------------------------------------

(b) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                                                                      For the years ended December 31,
                                                                   --------------------------------------
                                                                     2002           2001           2000
                                                                   --------------------------------------
Gross unrealized capital gains                                     $117,032       $ 17,132       $  2,401
Gross unrealized capital losses                                     (32,336)       (17,210)        (3,319)
                                                                   --------------------------------------
Net unrealized capital gains (losses)                                84,696            (78)          (918)
Balance, beginning of year                                              (78)          (918)        (5,880)
                                                                   --------------------------------------
    CHANGE IN NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS
                                  AND SHORT-TERM INVESTMENTS       $ 84,774       $    840       $  4,962
                                                                   --------------------------------------

(c) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                                                      For the years ended December 31,
                                                                   --------------------------------------
                                                                     2002           2001           2000
                                                                   --------------------------------------
Gross unrealized capital gains                                     $    185       $    120       $    509
Gross unrealized capital losses                                     (23,137)       (22,913)        (2,113)
                                                                   --------------------------------------
Net unrealized capital (losses) gains                               (22,952)       (22,793)        (1,604)
Balance, beginning of year                                          (22,793)        (1,604)         2,484
                                                                   --------------------------------------
   CHANGE IN NET UNREALIZED CAPITAL (LOSSES) GAINS ON COMMON
                                                      STOCKS       $   (159)      $(21,189)      $ (4,088)
                                                                   --------------------------------------

(d) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                                                      For the years ended December 31,
                                                                   --------------------------------------
                                                                     2002           2001           2000
                                                                   --------------------------------------
Bonds and short-term investments                                   $(28,561)      $ (7,491)      $ (8,128)
Common stocks                                                          (149)           (13)           217
Other invested assets                                                    (2)            33             10
                                                                   --------------------------------------
Realized capital losses                                             (28,712)        (7,471)        (7,901)
Capital gains tax (benefit)                                          23,053            802         (1,883)
                                                                   --------------------------------------
Net realized capital losses, after tax                              (51,765)        (8,273)        (6,018)
Less: amounts transferred to IMR                                      5,078          1,965         (3,096)
                                                                   --------------------------------------
                      NET REALIZED CAPITAL LOSSES, AFTER TAX       $(56,843)      $(10,238)      $ (2,922)
                                                                   --------------------------------------

Sales of bonds and short-term investments for the years ended December 31, 2002, 2001 and 2000 resulted in proceeds of $1,691,422, $2,135,324 and $465,846, gross realized capital gains of $15,257, $8,091 and $633, and gross realized capital losses of $9,998, $5,442 and $8,838, respectively, before transfers to the IMR. Sales of common stocks for the years ended December 31, 2002, 2001 and 2000 resulted in proceeds of $35, $14,354 and $979, gross realized capital gains of $0, $358 and $218, and gross realized capital losses of $7, $371 and $1, respectively.

(e) INVESTMENTS -- DERIVATIVE INSTRUMENTS

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, options, forwards and exchange traded futures, in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs or to enter into income enhancement and replication transactions. The Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed and/or approved, as applicable, by the State of Connecticut and State of New York Insurance Departments.

Interest rate swaps and total return swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon rates and/or indices and notional principal amounts. Generally, no cash is exchanged at the inception of the contract and no principal payments are exchanged. Interest rate swaps at December 31, 2002 and 2001 amounted to $230,000 and $20,000 of notional value and $4,837 and $1,194 of market value, respectively.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed exchange rate. There are also periodic exchanges of payments, at specified intervals, calculated using the agreed upon rates and notional principal amounts. Foreign currency swaps at December 31, 2002 amounted to $23,719 of notional value and $(1,002) of market value. There were no foreign currency swaps at December 31, 2001.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer, a financial instrument, at a specified price, within a specified period or on a stated date. Cap and floor contracts entitle the purchaser to receive from the writer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. There is a premium payment paid by the purchaser at inception of the contract and no principal payments are exchanged. The Company is a purchaser of caps, floors, and swaption contracts and is a writer of covered floor contracts. Option contracts at December 31, 2002 and 2001 amounted to $80,852 of notional value and $158 and $1,569 of market value, respectively.

The Company uses derivative instruments in its management of market risk consistent with four risk management strategies:

Anticipatory Hedging -- For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position (purchase) in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments.

Liability Hedging -- Several products obligate the Company to credit a return to the contract holder, which is indexed to a market rate. To hedge risks associated with these products, the Company enters into various derivative contracts. Interest rate swaps are used to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/liability matching policy. In addition, interest rate caps and option contracts are used to hedge against the risk of contract holder disintermediation in a rising interest rate environment.

Asset Hedging -- To meet the various policyholder obligations and to provide cost-effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics.

Portfolio Hedging --The Company compares the duration and convexity of its portfolios of assets to its corresponding liabilities and periodically enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the duration and convexity mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates.

The Company periodically transacts in income generation transactions. The written option contracts monetize the option embedded in certain of its fixed maturity investments. The Company will receive a premium for issuing the freestanding option. The structure is designed such that the fixed maturity investment and freestanding option have identical expected lives.

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. By using derivative instruments, the Company is exposed to credit risk, which is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. When the fair value of over-the-counter derivative contracts is positive, this indicates that the counterparty owes the Company, and, therefore, exposes the Company to credit risk. Exchange-traded futures and options are regulated by an exchange and positions are marked to market on a daily basis, and therefore create minimal credit exposure to the Company in the event of nonperformance by counterparties.

Credit exposures for over-the-counter derivatives are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds. Collateral requirements for exchange traded futures and options are monitored and processed on a daily basis. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to the Company's Finance Committee. The Company also maintains a policy of requiring that all privately negotiated derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

(f) CONCENTRATION OF CREDIT RISK

As of December 31, 2002, the Company has a significant concentration of credit risk that exceeded 10% of capital and surplus in fixed maturities of a single issuer who was not the U.S. government or a government agency. Within this concentration, each fixed maturity was designated NAIC investment grade. Further, the Company closely monitors concentrations and the potential impact of capital and surplus, should the issuer fail to perform according to the terms of the fixed maturity contract.

The carrying value, gross unrealized gain and estimated fair value of these fixed maturities were $61,917, $2,373 and $64,290, respectively.

(g) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                                                 December 31, 2002
                                                                   ----------------------------------------------
                                                                                 Gross       Gross     Estimated
                                                                   Statement   Unrealized  Unrealized     Fair
                                                                     Value       Gains       Losses      Value
                                                                   ----------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS
U.S government and government agencies and authorities:
  --Guaranteed and sponsored                                       $   74,416   $     85    $     --   $   74,501
  --Guaranteed and sponsored -- asset backed                          687,703      1,444          --      689,147
States, municipalities and political subdivisions                         395         17          --          412
International governments                                              34,304      4,454          --       38,758
Public utilities                                                      208,886      6,772      (5,187)     210,471
All other corporate                                                 2,137,680     87,636     (20,309)   2,205,007
All other corporate -- asset-backed                                 1,617,227     11,025      (6,735)   1,621,517
Short-term investments                                                 48,690         --          --       48,690
Certificates of deposit                                                67,270      5,599        (105)      72,764
Parents, subsidiaries and affiliates                                  100,748         --          --      100,748
                                                                   ----------------------------------------------
                           TOTAL BONDS AND SHORT-TERM INVESTMENTS  $4,977,319   $117,032    $(32,336)  $5,062,015
                                                                   ----------------------------------------------

                                                                                 December 31, 2002
                                                                   ----------------------------------------------
                                                                                 Gross       Gross     Estimated
                                                                               Unrealized  Unrealized     Fair
                                                                      Cost       Gains       Losses      Value
                                                                   ----------------------------------------------
COMMON STOCKS
Common stock -- unaffiliated                                       $    4,957   $    185    $   (872)  $    4,270
Common stock -- affiliated                                             35,384                (22,265)      13,119
                                                                   ----------------------------------------------
                                              TOTAL COMMON STOCKS  $   40,341   $    185    $(23,137)  $   17,389
                                                                   ----------------------------------------------

                                                                                 December 31, 2001
                                                                   ----------------------------------------------
                                                                                 Gross       Gross     Estimated
                                                                   Statement   Unrealized  Unrealized     Fair
                                                                     Value       Gains       Losses      Value
                                                                   ----------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS
U.S government and government agencies and authorities:
  --Guaranteed and sponsored                                       $   41,637   $    132    $     --   $   41,769
  --Guaranteed and sponsored -- asset backed                          270,969         --          --      270,969
States, municipalities and political subdivisions                         398         15          --          413
International governments                                              35,086        880          (4)      35,962
Public utilities                                                      163,678        557        (757)     163,478
All other corporate                                                 1,220,569     15,376      (9,716)   1,226,229
All other corporate -- asset-backed                                   728,058         61      (6,733)     721,386
Short-term investments                                                 58,741         --          --       58,741
Certificates of deposit                                                52,877        111          --       52,988
Parents, subsidiaries and affiliates                                  126,735         --          --      126,735
                                                                   ----------------------------------------------
                           TOTAL BONDS AND SHORT-TERM INVESTMENTS  $2,698,748   $ 17,132    $(17,210)  $2,698,670
                                                                   ----------------------------------------------

                                                                                 December 31, 2001
                                                                   ----------------------------------------------
                                                                                 Gross       Gross     Estimated
                                                                               Unrealized  Unrealized     Fair
                                                                      Cost       Gains       Losses      Value
                                                                   ----------------------------------------------
COMMON STOCKS
Common stock -- unaffiliated                                       $    4,162   $    120    $   (211)  $    4,071
Common stock -- affiliated                                             35,384         --     (22,702)      12,682
                                                                   ----------------------------------------------
                                              TOTAL COMMON STOCKS  $   39,546   $    120    $(22,913)  $   16,753
                                                                   ----------------------------------------------

The amortized cost and estimated fair value of bonds and short-term investments as of December 31, 2002 by estimated maturity year are shown below. Asset-backed securities, including mortgage backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. Expected maturities differ from contractual maturities due to call or repayment provisions.

                                                       Statement
                                                         Value          Fair Value
                                                       ---------------------------
MATURITY
One year or less                                       $  508,460       $  517,110
Over one year through five years                        2,529,850        2,572,900
Over five years through ten years                       1,496,415        1,521,880
Over ten years                                            442,594          450,125
                                                       ---------------------------
                                         TOTAL         $4,977,319       $5,062,015
                                                       ---------------------------

Bonds with a carrying value of $3,319 were on deposit as of December 31, 2002 with various regulatory authorities as required.

(h) FAIR VALUE OF FINANCIAL INSTRUMENTS BALANCE SHEET ITEMS (IN MILLIONS):

                                                                2002                 2001
                                                         ----------------------------------------
                                                                   Estimated            Estimated
                                                         Carrying    Fair     Carrying    Fair
                                                          Amount     Value     Amount     Value
                                                         ----------------------------------------
ASSETS
  Bonds and short-term investments                       $ 4,977      5,062   $ 2,699      2,699
  Common stocks                                               17         17        17         17
  Policy loans                                               267        267       250        250
  Mortgage loans                                             138        138       180        180
  Other invested assets                                       42         42        64         64
LIABILITIES
  Deposit funds and other benefits                       $ 4,913    $ 4,780   $ 2,873    $ 2,796
                                                         ----------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments: fair value of bonds, short-term investments, common stocks and other invested assets approximates those quotations published by the NAIC; policy loans and mortgage loans carrying amounts approximates fair value; and fair value of liabilities on deposit funds and other benefits is determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

5. INCOME TAXES:

The Company and The Hartford have entered into a tax sharing agreement under which each member of the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company was filing a separate Federal income tax return.

(a) The components of the net deferred tax asset/(liability) are as follows:

                                                              December 31,        December 31,
                                                                  2002                2001
                                                              ---------------------------------
Total of all deferred tax assets (admitted and non-admitted)    $ 469,416           $ 329,950
Total of all deferred tax liabilities                           $ (74,977)          $(114,519)
Net deferred assets (admitted and non-admitted)                 $ 394,439           $ 215,431
Net admitted deferred asset                                        29,910              54,720
Total deferred tax assets non-admitted in accordance with
 SSAP No. 10, INCOME TAXES                                      $(364,529)          $(160,711)
Increase in deferred taxes non-admitted                         $ 203,818                 N/A
                                                              ---------------------------------

(b) Deferred tax liabilities are not recognized for the following amounts:

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided for in this account.

(c) The components of incurred income tax expense and the change in deferred tax assets and deferred tax liabilities are as follows:

                                                                      2002           2001           2000
                                                                     -------------------------------------
Federal                                                              $25,183       $(196,458)      $24,549
                                                                     -------------------------------------
Foreign                                                                3,528              --            --
                                                                     -------------------------------------
Federal Income Tax on Capital Gains                                   23,053             802        (1,884)
                                                                     -------------------------------------
                               CURRENT INCOME TAXES INCURRED         $51,764       $(195,656)      $22,665
                                                                     -------------------------------------

The changes in the main components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets resulting from book/tax difference:

                                                             December 31,        December 31,
                                                                 2002                2001             Change
                                                             -------------------------------------------------
Reserves                                                       $  10,906           $  48,987         $ (38,081)
Fortis Ceding Commission                                          16,501              19,216            (2,715)
Tax DAC                                                          206,940             192,943            13,997
Accrued deferred compensation                                      1,775               2,957            (1,182)
Bonds                                                             34,822               1,189            33,633
Capital loss carryforward                                          3,300               3,300                --
AMT credit utilization                                           192,969              58,834           134,135
Other                                                              2,203               2,524              (321)
                                                             -------------------------------------------------
                           TOTAL DEFERRED TAX ASSETS           $ 469,416           $ 329,950         $ 139,466
                                                             -------------------------------------------------
                    DEFERRED TAX ASSETS NON-ADMITTED           $(364,529)          $(160,711)        $(203,818)
                                                             -------------------------------------------------

Deferred tax liabilities resulting from book/tax difference:

                                                             December 31,        December 31,
                                                                 2002                2001             Change
                                                             -------------------------------------------------
Bonds                                                          $  (5,593)          $      --         $  (5,593)
Tax preferred investments                                        (52,323)           (104,673)           52,350
Software project deferral                                         (5,903)             (2,752)           (3,151)
Deferred and uncollected                                          (8,767)             (6,977)           (1,790)
Other                                                             (2,391)               (117)           (2,274)
                                                             -------------------------------------------------
                      TOTAL DEFERRED TAX LIABILITIES           $ (74,977)          $(114,519)        $  39,542
                                                             -------------------------------------------------

                                                             December 31,        December 31,
                                                                 2002                2001             Change
                                                             -------------------------------------------------
Total deferred tax assets                                      $ 469,416           $ 329,950         $ 139,466
Total deferred tax liabilities                                   (74,977)           (114,519)           39,542
                                                             -------------------------------------------------
Net deferred tax asset                                         $ 394,439           $ 215,431         $ 179,008
                                                             -------------------------------------------------
             OTHER CHANGE IN NET DEFERRED INCOME TAX                                                    12,391
                                                             -------------------------------------------------
                   CHANGE IN NET DEFERRED INCOME TAX                                                 $ 191,399
                                                             -------------------------------------------------

(d) The Company's income tax expense and change in deferred tax assets and deferred tax liabilities differs from the amount obtained by applying the Federal statutory rate of 35% to the Net (Loss) Gain from Operations Before Federal Income Tax (Benefit) Expense for the following reasons:

                                                                                           Effective
                                                                      December 31,            Tax
                                                                          2002               Rate
                                                                     -------------------------------
Tax provision at statutory rate                                         $ (71,865)           (35.0)%
Tax preferred investments                                                 (64,562)           (31.4)%
Other                                                                      (3,208)            (1.6)%
                                                                     -------------------------------
                                                       TOTAL            $(139,635)           (68.0)%
                                                                     -------------------------------

                                                                                           Effective
                                                                      December 31,            Tax
                                                                          2002               Rate
                                                                     -------------------------------
Federal and foreign income tax incurred                                 $  51,764            (25.2)%
Change in net deferred income taxes                                      (191,399)            93.2%
                                                                     -------------------------------
                                TOTAL STATUTORY INCOME TAXES            $(139,635)           (68.0)%
                                                                     -------------------------------

(e) As of December 31, the Company had an operating loss carry forward of $(261,066). If not utilized, it will expire for tax purposes in 2017.

The following are year to date income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

2002                  $    --
2001                  $    --
2000                  $22,665

(f) The Company's Federal income tax return is consolidated within The Hartford Financial Services Group, Inc. consolidated Federal income tax return. Please refer to Schedule Y of the Company's most recent Annual Statement for a list of the entities within the consolidated group.

The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses, to the extent available for use by the group. Intercompany tax balances are settled quarterly.

6. REINSURANCE:

The Company cedes insurance to other insurers in order to limit its maximum losses. Such transfer does not relieve the Company of its primary liability to the policyholder. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk.

The Company cedes significant portions of its variable annuity business written since 1994 to RGA Reinsurance Company ("RGA"). Certain core annuity products were included in this reinsurance arrangement beginning in the first quarter of 2002 and, as such, the amounts ceded to RGA have increased.

The amount of reinsurance recoverables from reinsurers was $36,327 and $2,016 at December 31, 2002 and 2001, respectively.

The effect of reinsurance as of and for the years ended December 31, is summarized as follows:

                                                           Direct      Assumed       Ceded         Net
                                                         -------------------------------------------------
2002
Aggregate Reserves for Life and Accident and Health
 Policies                                                $5,566,253  $ 1,511,752  $  (946,667) $ 6,131,338
Policy and Contract Claim Liabilities                    $   26,680  $    15,825  $    (8,649) $    33,856
Premium and Annuity Considerations                       $8,401,771  $   371,175  $(4,146,117) $ 4,626,829
Death, Annuity, Disability and Other Benefits            $  138,864  $   113,937  $   (25,083) $   227,718
Surrenders and Other Fund Withdrawals                    $4,436,989  $   766,314  $  (459,359) $ 4,743,944

                                                           Direct      Assumed       Ceded         Net
                                                         -------------------------------------------------
2001
Aggregate Reserves for Life and Accident and Health
 Policies                                                $3,085,682  $ 1,578,470  $  (317,816) $ 4,346,336
Policy and Contract Claim Liabilities                    $   23,510  $    16,288  $    (9,291) $    30,507
Premium and Annuity Considerations                       $6,890,184  $ 6,794,425  $  (942,827) $12,741,782
Death, Annuity, Disability and Other Benefits            $  115,649  $    94,069  $   (24,134) $   185,584
Surrenders and Other Fund Withdrawals                    $3,893,425  $   491,474  $  (242,572) $ 4,142,327

                                                           Direct      Assumed       Ceded         Net
                                                         -------------------------------------------------
2000
Aggregate Reserves for Life and Accident and Health
 Policies                                                $  900,216  $        --  $  (256,989) $   643,227
Policy and Contract Claim Liabilities                    $   16,084  $        --  $    (5,351) $    10,733
Premium and Annuity Considerations                       $  839,447  $       986  $   (67,586) $   772,847
Annuity and Other Fund Deposits                          $5,730,269  $        --  $(1,528,316) $ 4,201,953
Death, Annuity, Disability and Other Benefits            $   77,524  $     1,542  $   (16,238) $    62,828
Surrenders and Other Fund Withdrawals                    $3,684,103  $        --  $  (116,380) $ 3,567,723

7. PREMIUM AND ANNUITY CONSIDERATIONS (DEFERRED AND COLLECTED):

The following presents premium and annuity considerations (deferred and collected) as of December 31, 2002:

                                                                             Net of
                                                                    Gross    Loading
                                                                   -----------------
TYPE
Ordinary New Business                                              $ 2,026   $ 2,183
Ordinary Renewal                                                    14,876    21,507
Group Life                                                              49        79
                                                                   -----------------
                                                            TOTAL  $16,951   $23,769
                                                                   -----------------

8. RELATED PARTY TRANSACTIONS:

Transactions between the Company and its affiliates, relate principally to tax settlements, reinsurance, insurance coverages, rental and service fees, capital contributions and payments of dividends. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization.

The Company has also invested in bonds of its indirect affiliates, Hartford Financial Services Corporation, and HL Investment Advisors, Inc., and common stock of its subsidiary, Hartford Life, Ltd.

For additional information, see Notes 5 and 9.

9. PENSION, RETIREMENT, AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

All employees that work for The Hartford's life insurance companies are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates. The costs that were allocated to the Company for pension related expenses were $4,357, $3,764 and $648 for 2002, 2001 and 2000, respectively.

Employees of The Hartford's life insurance companies are also provided, through The Hartford, certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions. The Hartford has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense allocated to the Company was not material to the results of operations for 2002, 2001 or 2000.

Substantially all of The Hartford's life insurance companies' employees are eligible to participate in The Hartford's Investment and Savings Plan. Under this plan, designated contributions, which may be invested in common stock of The Hartford or certain other investments, are matched to a limit of 3% of compensation. In addition, The Hartford allocates 0.5% of base salary to the plan for each eligible employee. The cost to the Company for the above-mentioned plan was approximately $2.5 million, $2 million and $2 million in 2002, 2001 and 2000, respectively.

10. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

The maximum amount of dividends which can be paid to shareholders by Connecticut domiciled insurance companies, without prior approval, is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations after dividends to policyholders, Federal income taxes and before realized capital gains or (losses) for the previous year. Dividends are paid as determined by the Board of Directors and are not cumulative. There were no dividends paid or declared in 2002, 2001 or 2000. The amount available for dividend in 2003 is approximately $58,827.

11. SEPARATE ACCOUNTS:

The Company maintained separate account assets totaling $35.9 billion and $41.9 billion as of December 31, 2002 and 2001, respectively. Separate account assets are segregated from other investments and reported at fair value. Separate account liabilities are determined in accordance with prescribed actuarial methodologies, which approximate the market value less applicable surrender charges. The resulting surplus is recorded in the general account statement of operations as a component of Net Transfers to Separate Accounts. The Company's separate accounts are non-guaranteed, wherein the policyholder assumes substantially all the investment risks and rewards. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not separately reflected in the statutory statements of operations.

Separate account management fees, net of minimum guarantees, were $518 million, $567 million and $622 million for the years ended December 31, 2002, 2001 and 2000, respectively, and are recorded as a component of fee income on the Company's statutory basis Statements of Operations.

An analysis of the Nonguaranteed Separate Accounts as of December 31, 2002 is as follows:

                                                                                  Total
                                                                               -----------
 1.  Premiums considerations or deposits for the year ended 2002               $ 4,045,793
                                                                               -----------
 2.  Reserves @ year end
      I.  For accounts with assets at:
          Market value                                                          34,838,116
                                                                               -----------
          Total reserves                                                       $34,838,116
                                                                               -----------
     II.  By withdrawal characteristics:
          Subject to discretionary withdrawal                                  $    64,223
          Market value                                                          34,682,449
                                                                               -----------
          Subtotal                                                              34,746,671
          Not subject to discretionary withdrawal                                   91,445
                                                                               -----------
                                                                 TOTAL         $34,838,116
                                                                               -----------

12. COMMITMENTS AND CONTINGENT LIABILITIES:

(a) LITIGATION

HLI and its subsidiaries are involved in pending and threatened litigation in the normal course of its business in which claims for alleged economic and punitive damages have been asserted. Some of these cases have been filed as purported class actions and some cases have been filed in certain jurisdictions that permit punitive damage awards disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability, arising from such pending or threatened litigation, will have a material adverse effect on the statutory capital and surplus of the Company.

On March 16, 2003, a final decision and award was issued in an arbitration between The Hartford and one of its primary reinsurers relating to policies with death benefit guarantees written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Under terms of the final decision and award, the reinsurer's reinsurance obligations to The Hartford's subsidiaries were not limited or reduced in any manner, and as a result, are left unchanged.

(b) GUARANTY FUNDS

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company paid guaranty fund assessments of approximately $108, $289 and $1,212 in 2002, 2001 and 2000, respectively, of which $105, $297 and
$1,074 in 2002, 2001 and 2000, respectively were estimated to be creditable against premium taxes.

(c) LEASES

As discussed in Note 8, transactions with The Hartford include rental of facilities. The rent paid by the Company to The Hartford for space occupied by The Hartford's life insurance companies was $4,003 and $4,034 in 2002 and 2001, respectively. Future minimum rental commitments are as follows:

2003                  $ 3,966
2004                    4,050
2005                    4,050
2006                    3,911
2007                    3,804
Thereafter              7,126
                      -------
  Total               $26,907
                      -------

The principal executive office of the Company, together with its parent and other life insurance affiliates, is located in Simsbury, Connecticut. The Company's allocated rental expense is recognized on a level basis over the term of the primary sublease for the facility located in Simsbury, Connecticut, which expires on December 31, 2009, and amounted to $3,224 in 2002 and 2001.

(d) TAX MATTERS

The Company's Federal income tax returns are routinely audited by the Internal Revenue Service. The Company's 1998 through 2001 Federal income tax returns are currently under audit by the IRS. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax related matters for all open tax years.

13. SEPTEMBER 11 EVENTS:

As a result of the September 11 terrorist attack, the Company recorded a loss amounting to $6.9 million, before taxes and net of reinsurance in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including the cost of additional reinsurance premiums. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates. In 2002 the Company recognized a $2.8 million after-tax benefit due to favorable development related to September 11.

                                     PART C

                                OTHER INFORMATION

Item 27. Exhibits

      (a) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

      (b)     Not Applicable.

      (c)     Principal Underwriting Agreement.(2)

      (d)     Form of Flexible Premium Variable Life Insurance Policy.

      (e) Form of Application for Flexible Premium Variable Life Insurance Policies.(1)

      (f)     Certificate of Incorporation of Hartford and Bylaws of
              Hartford.(3)

      (g)     Contracts of Reinsurance.(4)

      (h)     Form of Participation Agreement.(4)

      (i)     Not Applicable.

      (j)     Not Applicable.

      (k) Opinion and consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

      (l)     Not Applicable.

      (m)     Not Applicable.

      (n)(1)  Consent of Deloitte & Touche LLP.

      (n)(2)  Consent of Arthur Andersen, LLP. (5)

      (o)     No financial statement will be omitted.

      (p)     Not Applicable.

      (q)     Memorandum describing transfer and redemption procedures.(2)

      (r)     Power of Attorney.

      (s)     Organizational Chart.(6)

--------

(1) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-61267, on January 23, 1996.

(2) Incorporated by reference to the Initial Submission to the Registration Statement on Form S-6, File No. 333-07471, on July 2, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 333-69487, filed on April 9, 2001.

(4) Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 333-07471, on April 14, 1999.

(5) We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP in connection with the financial statements of Hartford Life and Annuity Insurance Company for the years ending December 31, 2000 and December 31, 2001 and of the Separate Account for the year ended December 31, 2001 that were audited by Arthur Andersen LLP and are included in this registration statement. This may limit your ability to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 because Arthur Andersen LLP did not consent to being named as having prepared its reports included herein.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement File No. 333-69485, filed on April 7, 2003.

Item 28.  Officers and Directors.

-------------------------------------------- ------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
-------------------------------------------- ------------------------------------------------------
David A. Carlson                             Vice President
-------------------------------------------- ------------------------------------------------------
Kristine L. Curcio                           Vice President and Actuary
-------------------------------------------- ------------------------------------------------------
Bruce W. Ferris                              Vice President
-------------------------------------------- ------------------------------------------------------
Timothy M. Fitch                             Senior Vice President and Actuary
-------------------------------------------- ------------------------------------------------------
Mary Jane B. Fortin                          Vice President
-------------------------------------------- ------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
-------------------------------------------- ------------------------------------------------------
Michael D. Keeler                            Senior Vice President
-------------------------------------------- ------------------------------------------------------
Patrice Kelly-Ellis                          Senior Vice President
-------------------------------------------- ------------------------------------------------------
Robert A. Kerzner                            Executive Vice President, Director*
-------------------------------------------- ------------------------------------------------------
David N. Levenson                            Senior Vice President
-------------------------------------------- ------------------------------------------------------
Joseph F. Mahoney                            Vice President
-------------------------------------------- ------------------------------------------------------
Thomas M. Marra                              President, Chief Executive Officer and Chairman of
                                             the Board, Director*
-------------------------------------------- ------------------------------------------------------
Ernest M. McNeill, Jr.                       Vice President & Chief Accounting Officer
-------------------------------------------- ------------------------------------------------------
Tom Nassiri                                  Vice President
-------------------------------------------- ------------------------------------------------------
Marianne O'Doherty                           Vice President
-------------------------------------------- ------------------------------------------------------
Craig R. Raymond                             Senior Vice President and Chief Actuary
-------------------------------------------- ------------------------------------------------------
Christine Hayer Repasy                       Senior Vice President, General Counsel and
                                             Corporate Secretary, Director*
-------------------------------------------- ------------------------------------------------------
Martin A. Swanson                            Vice President
-------------------------------------------- ------------------------------------------------------
Andrew J. Waggoner                           Vice President
-------------------------------------------- ------------------------------------------------------
John C. Walters                              Executive Vice President, Director*
-------------------------------------------- ------------------------------------------------------
Lizabeth H. Zlatkus                          Executive Vice President and
                                             Chief Financial Officer, Director*
-------------------------------------------- ------------------------------------------------------
David M. Znamierowski                        Senior Vice President and Chief Investment Officer,
                                             Director*
-------------------------------------------- ------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

----------
*    Denotes Board of Directors of Hartford.

Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

         See Item 27(s).

Item 30:  Indemnification

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

         Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

         (a)  involved a knowing and culpable violation of law by the director;

         (b) enabled the director or an associate to receive an improper personal gain;

         (c) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;

         (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or

         (e) created liability under section 33-757 relating to unlawful distributions.

         The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

         Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

         (a) HESCO acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account VL I Hartford Life Insurance Company - Separate Account VL II Hartford Life Insurance Company - ICMG Secular Trust Separate
                Account
              Hartford Life Insurance Company - ICMG Registered Variable Life
                Separate Account A
              Hartford Life and Annuity Insurance Company - Separate
                Account VL I
              Hartford Life and Annuity Insurance Company - Separate
                Account VL II
              Hartford Life and Annuity Insurance Company - ICMG Registered Variable Life Separate Account One

         (b)  Directors and Officers of HESCO

                                                     POSITIONS AND OFFICES
                  NAME                                 WITH UNDERWRITER
                  ----                               ---------------------
              David A. Carlson                 Vice President
              Timothy M. Fitch                 Senior Vice President & Actuary
              George R. Jay                    Controller
              Robert A. Kerzner                Executive Vice President, Director
              Joseph F. Mahoney                Vice President
              Thomas M. Marra                  President and Chief Executive Officer,
                                               Director
              Christine Hayer Repasy           Senior Vice President, General Counsel and
                                               Corporate Secretary, Director
              John C. Walters                  Executive Vice President

         Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 32. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 34. Representation of Reasonableness of Fees

         Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-effective Amendment to the Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 12th day of February, 2004.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT VL I
    (Registrant)

By: Thomas M. Marra                                  *By: /s/ Marianne O'Doherty
    -------------------------------------------           ----------------------
    Thomas M. Marra, President, Chief Executive               Marianne O'Doherty
    Officer and Chairman of the Board*                        Attorney-In-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    (Depositor)

By: Thomas M. Marra
    -------------------------------------------
    Thomas M. Marra, President, Chief Executive
    Officer and Chairman of the Board*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Robert A. Kerzner, Executive Vice President,
    Director*
Thomas M. Marra, President, Chief Executive
    Officer and Chairman of the Board, Director*
Ernest M. McNeill, Jr., Vice President &
    Chief Accounting Officer*
Christine Hayer Repasy, Senior Vice President,       *By: /s/ Marianne O'Doherty
    General Counsel and Corporate Secretary,              ----------------------
    Director*                                                 Marianne O'Doherty
John C. Walters, Executive Vice President, Director*          Attorney-in-Fact
Lizabeth H. Zlatkus, Executive Vice President and
    Chief Financial Officer, Director*
David M. Znamierowski, Senior Vice President &
    Chief Investment Officer, Director*              Date: February 12, 2004


333-110548

                                  EXHIBIT INDEX


1.1 Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

1.2  Form Flexible Premium Variable Life Insurance Policy.

1.3  Consent of Deloitte and Touche LLP.

1.4  Copy of Power of Attorney.